SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Cresud Sociedad Anónima, Comercial, Inmobiliaria,

Financiera y Agropecuaria

(Exact name of Registrant as specified in its charter)

Cresud Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877

(C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F x Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o No x

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2012 and for the six-month periods ended December 31, 2012 and 2011

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Fiscal year N°: 80
Legal address: Moreno 877, 23rd floor – Ciudad Autónoma de Buenos Aires, Argentina
Company activity: Real state, agricultural, commercial and financial activities
Date of registration of the By-laws in the Public Registry of Commerce: February 19, 1937
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: July 28, 2008
Expiration of Company charter: June 6, 2082
Common Stock subscribed, issued and paid up: 501,562,730 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.
Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay
Parent company Activity: Investment
Capital stock: 189,051,574 common shares

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,730	501,562,730

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position as of December 31, 2012 and June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	December 31, 2012	June 30, 2012	July 1, 2011
ASSETS
Non-Current Assets
Investment properties	10	4,137,693	3,463,941	3,553,647
Property, plant and equipment	11	1,845,380	1,872,920	1,976,970
Trading properties	12	184,658	170,472	158,019
Intangible assets	13	121,082	75,077	80,457
Biological assets	14	277,525	278,208	325,864
Investments in associates and joint ventures	8, 9	1,446,591	1,500,560	1,438,855
Deferred income tax assets	24	94,236	80,674	23,914
Trade and other receivables	16	458,743	454,061	360,641
Investment in financial assets	17	562,858	626,683	426,152
Derivative financial instruments	18	20,311	18,434	60,442
Total Non-Current Assets		9,149,077	8,541,030	8,404,961
Current Assets
Trading properties	12	11,850	10,529	28,443
Biological assets	14	280,724	85,251	107,239
Inventories	15	217,218	253,447	371,268
Trade and other receivables	16	1,021,424	888,064	755,542
Investment in financial assets	17	340,048	72,069	62,465
Derivative financial instruments	18	32,050	2,578	18,966
Cash and cash equivalents	19	524,159	471,922	694,552
Total Current Assets		2,427,473	1,783,860	2,038,475
TOTAL ASSETS		11,576,550	10,324,890	10,443,436
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		496,562	496,562	496,562
Treasury stock		5,001	5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	166,218	166,218
Share premium		773,079	773,079	773,079
Share warrants		106,264	106,263	106,263
Cumulative translation adjustment		(33,723)	(81,939)	-
Changes in non-controlling interest		(8,014)	(9,596)	-
Equity-settled compensation		7,703	4,540	1,012
Legal reserve		46,835	42,922	32,293
Other reserves		337,065	389,202	320,064
Retained earnings		756,773	666,611	829,207
Equity attributable to equity holders of the parent		2,552,970	2,558,863	2,729,699
Non-controlling interest		2,291,320	2,132,648	2,480,379
TOTAL SHAREHOLDERS EQUITY		4,844,290	4,691,511	5,210,078

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position (Continued)
as of December 31, 2012 and June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		December 31, 2012	June 30, 2012	July 1, 2011
LIABILITIES
Non-Current Liabilities
Trade and other payables	20	192,038	168,860	155,726
Borrowings	23	3,349,346	2,770,087	2,056,244
Deferred income tax liabilities	24	570,112	630,011	769,941
Derivative financial instruments	18	111	22,859	-
Payroll and social security liabilities	21	755	783	635
Provisions	22	37,980	22,553	14,939
Total Non-Current Liabilities		4,150,342	3,615,153	2,997,485
Current Liabilities
Trade and other payables	20	957,354	596,542	588,311
Income tax liabilities		88,496	108,190	72,606
Payroll and social security liabilities	21	79,377	103,919	81,085
Borrowings	23	1,414,838	1,187,082	1,479,803
Derivative financial instruments	18	28,031	18,558	8,353
Provisions	22	13,822	3,935	5,715
Total Current Liabilities		2,581,918	2,018,226	2,235,873
TOTAL LIABILITIES		6,732,260	5,633,379	5,233,358
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		11,576,550	10,324,890	10,443,436

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months			Three months
	Note	2012	2011		2012	2011
Revenues	26	1,611,191	1,455,005		857,959	721,438
Costs	27	(1,428,128)	(1,143,274)		(794,160)	(542,093)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		459,429	236,816		270,767	110,137
Changes in net realizable value of agricultural produce after harvest		6,811	(11,262)		(6,411)	(15,913)
Gross Profit		649,303	537,285		328,155	273,569
Gain from disposal of investment properties		53,678	24,727		24,210	24,727
Gain from disposal of farmlands		53,988	27,762		53,988	(6,545)
General and administrative expenses	28	(174,717)	(144,451)		(97,842)	(81,843)
Selling expenses	28	(123,679)	(86,462)		(63,252)	(38,343)
Management fees		(6,751)	(4,612)		(6,751)	(4,496)
Other operating results, net	30	105,102	9,780		141,926	(1,697)
Profit from operations		556,924	364,029		380,434	165,372
Share of profit / (loss) of associates and joint ventures	8, 9	12,546	10,066		(3,165)	31,667
Profit from operations before financing and taxation		569,470	374,095		377,269	197,039
Finance income	31	184,064	86,380		94,662	58,992
Finance cost	31	(547,486)	(414,514)		(287,585)	(72,795)
Financial results, net	31	(363,422)	(328,134)		(192,923)	(13,803)
Profit before income tax		206,048	45,961		184,346	183,236
Income tax expense	24	(29,330)	(22,640)		(15,629)	(8,641)
Profit for the period		176,718	23,321		168,717	174,595

Attributable to:
Equity holders of the parent		60,760	(20,711)		77,278	74,426
Non-controlling interest		115,958	44,032		91,439	100,169

Loss per share attributable to equity holders of the parent during the period:
Basic		0.12	(0.04)
Diluted		0.11	-	(1)

(1)	Due to the loss for the period 2011, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	2012	2011	2012	2011
Profit for the period	176,718	23,321	168,717	174,595
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	121,997	(188,268)	70,963	28,661
Other comprehensive income / (Loss) for the period, net of tax (i)	121,997	(188,268)	70,963	28,661
Total comprehensive income / (Loss) for the period	298,715	(164,947)	239,680	203,256

Attributable to:
Equity holders of the parent	117,307	(92,710)	111,328	85,470
Non-controlling interest	181,408	(72,237)	128,352	117,786

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest	Cumulative translation adjustment	Equity -settled compensation	Legal reserve	Others reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	-	-	1,012	32,293	320,064	829,207	2,729,699	2,480,379	5,210,078
Loss (Gain) for the period	-	-	-	-	-	-	-	-	-	-	-	(20,711)	(20,711)	44,032	23,321
Others comprehensive loss for the period	-	-	-	-	-	-	-	(71,999)	-	-	-	-	(71,999)	(116,269)	(188,268)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(71,999)	-	-	-	(20,711)	(92,710)	(72,237)	(164,947)
Acquisition of interest in subsidiaries	-	-	-	-	-	-	(16,840)	-	-	-	-	-	(16,840)	(154,576)	(171,416)
Distribution of dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(63,800)	(63,800)	(83,673)	(147,473)
Reimbursement expired dividends	-	-	-	-	-	-	-	-	-	-	-	2,301	2,301	169	2,470
Equity-settled compensation	-	-	-	-	-	-	-	-	2,833	-	-	-	2,833	934	3,767
Legal reserve	-	-	-	-	-	-	-	-	-	10,629	-	(10,629)	-	-	-
Reserve for new developments	-	-	-	-	-	-	-	-	-	-	69,138	(69,138)	-	-	-
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	2,237	2,237
Balance at December 31, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	(16,840)	(71,999)	3,845	42,922	389,202	667,230	2,561,483	2,173,233	4,734,716

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Change in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Others reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863	2,132,648	4,691,511
Profit for the period	-	-	-	-		-	-	-	-	-	-	60,760	60,760	115,958	176,718
Others comprehensive income for the period	-	-	-	-		-	-	56,547	-	-	-	-	56,547	65,450	121,997
Total comprehensive income for the period	-	-	-	-		-	-	56,547	-	-	-	60,760	117,307	181,408	298,715
Regular Shareholders Meeting held on 10/31/12:
- Legal reserve	-	-	-	-	-	-	-	-	-	3,913	-	(3,913)	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	(52,137)	52,137	-	-	-
- Appropriation of retained earnings	-	-	(100,793)	-	-	(100,793)	-	-	-	-	-	100,793	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)	(79,583)	(199,583)
Acquisition of non-controlling interest	-	-	-	-	-	-	1,582	-	-	-	-	-	1,582	(8,411)	(6,829)
Acquisition of interest in subsidiary (Note 4)	-	-	-	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Equity-settled compensation	-	-	-	-	-	-	-	-	3,163	-	-	-	3,163	1,660	4,823
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1	-	1
Cumulative translation adjustment for interest held before business combination (Note 4)	-	-	-	-	-	-	-	(8,331)	-	-			(8,331)	(4,584)	(12,915)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	385	385	241	626
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	4,790	4,790
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	(39,572)	(39,572)
Balance at December 31, 2012	496,562	5,001	65,425	773,079	106,264	1,446,331	(8,014)	(33,723)	7,703	46,835	337,065	756,773	2,552,970	2,291,320	4,844,290

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	December 31, 2012	December 31, 2011
Cash flows from operating activities:
Cash generated from operations	19	501,747	437,621
Income tax paid		(121,990)	(84,053)
Net cash generated from operating activities		379,757	353,568
Cash flows used in investing activities:
Acquisition of subsidiaries, net of cash acquired		(117,874)	-
Acquisition of associates and joint ventures		(32,000)	(23,438)
Capital contribution to associates and joint ventures		(22,360)	-
Purchases of investment properties		(89,442)	(32,341)
Proceeds from sale of investment properties		81,731	30,738
Purchases of property, plant and equipment		(78,185)	(106,581)
Suppliers advances		(9,750)	(8,674)
Proceeds from sale of property, plant and equipment		63,052	4,410
Purchases of intangible assets		(881)	(1,234)
Purchases of Investment in financial assets		(176,263)	(3,420)
Proceeds from disposals of Investment in financial assets		95,204	-
Loans granted to associates and joint ventures		(18,376)	(12,814)
Loans repayments received from associates and joint ventures		709	47
Interest received		5,922	-
Dividends received		44,649	5,265
Net cash used in investing activities		(253,864)	(148,042)
Cash flows used in financing activities:
Proceeds from issuance of non-convertible bonds		142,168	246,912
Payment of non-convertible bonds net		(175,471)	(31,080)
Proceeds from borrowings		597,872	280,107
Repayments of borrowings		(335,695)	(321,321)
Proceeds from borrowings from associates and joint ventures		48,431	-
Payments of borrowings from associates and joint ventures		(186)	-
Proceeds from warrants and options		1	-
Payment of seller financing		(4,863)	(77,033)
Acquisition of non-controlling interest in subsidiaries		(6,837)	(145,633)
Payments of purchase of non-controlling interest		(3,584)	-
Dividend paid		(109,288)	(149,100)
Reimbursement of dividends		-	6,937
Advances for future capital increase		-	16,451
Contributions from non-controlling interest		4,790	6,299
Capital reduction of subsidiaries		(39,572)	-
Interest paid		(194,968)	(152,798)
Net cash used in financing activities		(77,202)	(320,259)
Net increase (decrease) in cash and cash equivalents		48,691	(114,733)
Cash and cash equivalents at beginning of period	19	471,922	694,552
Foreign exchange gain (loss) on cash and cash equivalents		3,546	(37,032)
Cash and cash equivalents at end of period		524,159	542,787

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 1.3 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011 for a description of the Group’s companies.

As of December 31, 2012, the Group operates in two major lines of business: (i) Agricultural business, (ii) Investment and Development Properties business. See Note 6 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group’s Agro-industrial business operations are conducted through its subsidiary, Cactus Argentina S.A., and are engaged in cattle feeding services in specialized feedlots primarily for third parties. Feedlots provide accommodation, health care and animal feeding services based on specialized diets. Cactus also uses the feedlot to finish own cattle prior to slaughter in owned slaughtering houses. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The business line known as urban property and investments also includes the Group’s financial transactions. The Group’s Investment and Development Properties business operations are conducted primarily through its subsidiary IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. APSA has also a 20% stake in a credit card company. Through IRSA, the Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, the capital of Argentina. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information (Continued)

In 2009, IRSA entered into the US real estate market, mainly through the acquisition of non-controlling interests in US assets, primarily office properties and hotel investments.

The Group’s financial transactions and transactions in other businesses are carried out mainly through its subsidiary IRSA and through APSA, which is IRSA’s main subsidiary. IRSA has also a 29.77% interest (without considering treasury shares) in Banco Hipotecario S.A. (“BHSA”). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Additionally, APSA holds a participating interest of 20 % in Tarshop S.A. (“Tarshop”), whose main business comprises extending loans and credit cards.

Cresud’s and APSA’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on February 18, 2013.

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”)

2.1.	Basis of preparation and transition to IFRS

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being the current financial statements the first interim financial statements prepared under IFRS. Consequently, The Group’s transition date for the adoption of IFRS is July 1, 2011. This transition date has been selected in accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of Preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The Unaudited Condensed Interim Consolidated Financial Statements of the Group for the six-month periods ended December 31, 2012 and 2011 have been prepared in accordance with IAS 34 “Interim Financial Reporting” and IAS 1 “First-time Adoption of International Financial Reporting Standards”. The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies that the Group expects to adopt in its annual consolidated financial statements as of June 30, 2013. The accounting policies are based on IFRSs issued by the IASB and the interpretations issued by the IFRS Interpretation Committee that the Group expects to become applicable on such date.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some areas. To prepare these Condensed Interim Consolidated Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine accounting standards in to comply with the IFRS.

Comparative figures and the corresponding as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of consolidated financial statements prepared in accordance with the Argentine GAPP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (December 31, 2011) and the statement of income and other comprehensive income figures for the fiscal year ended as of June 30, 2012 and for the six-month period ended as of December 31, 2011, and those presented in accordance with the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustments to cash flow.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual financial statements of the Group as of June 30, 2012 prepared in accordance with Argentine GAAP in force. Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statement as of September 30, 2012 and 2011, present additional information as of June 30, 2012 and July 1, 2011 under the IFRS which is considered necessary to understand these condensed interim consolidated financial statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in Argentine Pesos.

The Condensed Interim Consolidated Financial Statements corresponding to the six-month periods ended as of December 31, 2012 and 2011 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the six-month periods ended as of December 31, 2012 and 2011 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the Argentine Federation of Professional Councils of Economic Science (as per its Spanish acronym “FACPCE”) and Resolutions of the CNV. IAS 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.	IFRS optional exemptions

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended as of June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 “First-time adoption of International Financial Reporting Standards” as further described below:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, “Business combinations”, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Group elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as at July 1, 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, and office buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16, “Property, plant and equipment”.

Exemption for cumulative translation/differences

IFRS 1 allows cumulative translation differences to be reset to zero on the transition date. This provides relief from determining accumulated exchange differences in accordance with IAS 21 “The effects of changes in foreign exchange rates”, from the moment a subsidiary or equity method investee was formed or acquired. The Group chose to reset all cumulative translation/differences to zero on the transition date.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23 “Borrowing costs” prospectively from the date of transition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associate, Tarshop, adopted IFRS for the year ended December 31, 2012. The Group´s joint venture, Cresca, adopted the IFRSs for the fiscal year ended December 31, 2012.

Exemption for share-based payments

IFRS 2 – “Share Based Payments” applies to situations where an entity grants shares or share options to employees or to other parties providing goods and services and requires these payments to be recognized as an expense in the entity’s financial statements. A first time adopter is encouraged to apply IFRS 2 retrospectively. However, an entity may elect not to retrospectively apply IFRS 2 to equity instruments (equity settled transactions) granted on or before November 7, 2002. Similarly, while IFRS 1 encourages a first time adopter to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and that vested before the later of (i) the date of transition and (ii) January 1, 2005, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments. However, a first time adopter can only elect to retrospectively apply IFRS 2 to such equity instruments if it had previously disclosed publicly the fair value of those equity instruments, determined at the measurement date.

Based on this exemption, the Group did not apply IFRS 2 to equity instruments granted after November 7, 2002 and vested prior to transition date, i.e. July 1, 2011, as the fair value of those equity instruments had not been publicly disclosed.

The group has not used other optional exemptions of IFRS 1.

2.3.	IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the transition from Argentine GAAP to IFRS:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exception for estimates

IFRS estimates as at July 1, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under previous GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Company recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

2.4.	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of FACPCE., set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS as of June 30, 2012, December 31, 2011 and July 1, 2011, and the reconciliations of income, comprehensive income and cash flows for the year ended as of June 30, 2012 and for the six-month period ended December 31, 2011. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2011, at December 31, 2011 and June 30, 2012 (Note 2.4.1). The second reconciliation provides an overview of the impact on income for the six-month period ended as of December 31, 2011 and for the fiscal year ended as of June 30, 2012 (Note 2.4.2). The third reconciliation provides an overview of the impact on comprehensive income for the six-month period ended as of December 31, 2011 and for the fiscal year ended as of June 30, 2012 (Note 2.4.3).

2.4.1.	Summary of equity

		July 1, 2011	December 31, 2011	June 30, 2012
Total shareholders’ equity under Argentine GAAP attributable to CRESUD		2,101,681	2,016,761	2,063,281
Revenue recognition – “scheduled rent increases”	(a)	51,991	65,235	78,479
Revenue recognition – “commissions”	(b)	(35,447)	(39,524)	(44,446)
Biological assets and agriculture produce at the point of harvest	(c)	58,727	19,470	38,517
Inventories	(d)	(6,745)	(6,547)	(5,378)
Trading properties	(e)	(29,315)	(37,307)	(18,946)
Pre-operating and organization expenses	(f)	(22,771)	(20,757)	(22,767)
Goodwill	(g)	770,752	750,700	709,368
Non-current investments – financial assets	(h)	151,411	113,671	138,204
Initial direct costs of operating leases	(i)	698	891	946
Tenant deposits	(j)	114	217	329
Commodity linked debt	(k)	97	101	72
Impairment of financial assets	(l)	(2,088)	(2,325)	(519)
Present value accounting - tax credits	(m)	14,644	11,726	10,931
Investments in associates	(n)	(56,224)	(92,919)	(151,873)
Investments in joint ventures	(o)	(16,496)	(16,191)	(11,271)
Acquisition of non-controlling interest	(p)	-	(34,984)	(46,320)
Amortization of borrowing costs capitalized	(r)	110	681	384
Settlement of BrasilAgro warrants	(s)	-	-	(2,706)
Deferred income tax	(u)	(33,917)	(16,879)	(35,550)
Non-controlling interest on adjustments above	(v)	(217,523)	(150,537)	(141,872)
Subtotal shareholders’ equity under IFRS attributable to CRESUD		2,729,699	2,561,483	2,558,863
Non-controlling interest		2,480,379	2,173,233	2,132,648
Total shareholders’ equity under IFRS		5,210,078	4,734,716	4,691,511

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.4.2.	Summary of profit

		Six months	Six months
		12.31.11	12.31.11	06.30.12
Profit under Argentine GAAP attributable to CRESUD		46,723	52,157	78,263
Revenue recognition – “scheduled rent increases”	(a)	13,244	6,622	26,488
Revenue recognition – “commissions”	(b)	(4,077)	(1,386)	(8,999)
Biological assets and agriculture produce at the point of harvest	(c)	(38,488)	(22,269)	(17,001)
Inventories	(d)	199	2,405	1,367
Trading properties	(e)	(7,992)	(13,487)	10,369
Pre-operating and organization expenses	(f)	2,014	165	4
Goodwill	(g)	(19,088)	(3,823)	(60,428)
Non-current Investments-financial assets	(h)	(37,739)	94,376	(13,207)
Initial direct cost of operating leases	(i)	194	52	248
Tenants Deposits	(j)	102	57	215
Commodity linked debt	(k)	4	(66)	(25)
Impairment of financial assets	(l)	(237)	(166)	1,569
Present value accounting – tax credits	(m)	(2,919)	1,275	(3,713)
Investments in associates	(n)	(34,681)	(8,673)	(89,567)
Investments in joint ventures	(o)	305	219	5,225
Acquisition of non-controlling interest	(p)	(22,721)	(9,120)	(26,383)
Disposal of non-controlling interest	(q)	2,690	2,690	2,690
Amortization of borrowing costs capitalized	(r)	571	501	274
Currency translation adjustments	(t)	12,701	6,481	32,518
Deferred income tax	(u)	16,613	11,984	(2,178)
Non- controlling interest on adjustments above	(v)	51,871	(45,568)	40,942
Subtotal (loss) profit under IFRS attributable to CRESUD		(20,711)	74,426	(21,329)
Non-controlling interest		44,032	100,169	53,424
Total Profit under IFRS		23,321	174,595	32,095

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.4.3.	Summary of comprehensive income

		Six months	Three months
		December 31, 2011	December 31, 2011	June 30, 2012
Net comprehensive (loss) income under Argentine GAAP attributable to CRESUD		(63,100)	14,725	(58,692)
Biological assets and agriculture produce at the point of harvest	(c)	(794)	349	(3,209)
Goodwill	(g)	(964)	910	(956)
Investments in associates	(n)	(2,013)	(1,337)	(6,082)
Currency translation adjustment	(t)	(12,701)	(6,481)	(32,518)
Deferred income tax	(u)	425	245	544
Non-controlling interest on adjustments above	(v)	7,148	2,634	18,974
Other comprehensive (loss) income under IFRS attributable to CRESUD		(71,999)	11,045	(81,939)
Non-controlling interest		(116,269)	17,616	(141,581)
Net comprehensive (loss) income under IFRS		(188,268)	28,661	(223,520)

2.4.4.	Reconciliation of cash flows for the six-month periods ended December 31, 2011

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	355,537
Proceeds from sale of investment properties and property, plant and equipment	(36,268)
Deconsolidation of joint ventures	(2,733)
Foreign exchange Gain on cash and cash equivalents	37,032
Cash generated from operating activities under IFRS	353,568
(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(327,466)
Acquisition of non-controlling interest in subsidiaries	145,633
Proceeds from sale of investment properties and property, plant and equipment	36,268
Deconsolidation of joint ventures	(2,477)
Cash used in investing activities under IFRS	(148,042)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(c)	Financing activities

Cash used in financing activities under Argentine GAAP	(171,680)
Acquisition of non-controlling interest in subsidiaries	(145,633)
Deconsolidation of joint ventures	(2,946)
Cash used in financing activities under IFRS	(320,259)

(d)	Net decrease in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(143,609)
Foreign exchange gain on cash and cash equivalents	37,032
Deconsolidation of joint ventures	(8,156)
Net decrease in cash and cash equivalents under IFRS	(114,733)

2.4.5.	Reconciliation of cash flows for the year ended June 30, 2012

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	857,038
Proceeds from sale of property, plant and equipment	(146,706)
Deconsolidation of joint ventures	(21,554)
Foreign exchange gain on cash and cash equivalents	5,361
Cash generated from operating activities under IFRS	694,139

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(728,777)
Acquisition of non-controlling interest in subsidiaries	202,449
Proceeds from sale of property, plant and equipment	146,706
Deconsolidation of joint ventures	1,027
Cash used in investing activities under IFRS	(378,595)

(c)	Financing activities

Cash used in financing activities under Argentine GAAP	(283,974)
Acquisition of non-controlling interest in subsidiaries	(202,449)
Deconsolidation of joint ventures	7,482
Cash used in financing activities under IFRS	(478,941)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(d)	Net decrease in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(155,713)
Foreign exchange gain on cash and cash equivalents	5,361
Deconsolidation of joint ventures	(13,045)
Net decrease in cash and cash equivalents under IFRS	(163,397)

2.4.6. Presentation reclassifications affecting the statement of cash flows for the six-month period ended as of December 31, 2011 and for the year ended as of June 30, 2012

Pursuant to Argentine GAAP, the Company proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the main statement of cash flows under the Argentine GAAP and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

On the other hand, under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents were disclosed as operating activities and not by presenting a fourth cash flow statement category as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, proceeds from disposal of property, plant and equipment (including properties classified as investment properties under IFRS, were reported as operating activities. In accordance with IFRS, proceeds from disposal of investment properties and property, plant and equipment are reported as investing activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash flows from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared.

2.4.7. Explanation of the transition to IFRS

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(a)	Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Group applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a result, the Group recognized a receivable for rent averaging of Ps. 52.0 million, Ps. 65.2 million and Ps. 78.5 million in the line item “Trade and other receivables” as at July 1, 2011, December 31, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 52.0 million was recognized against retained earnings and an amount of Ps. 13.2 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 52.0 million was recognized against retained earnings and an amount of Ps. 26.5 million was recognized in the statement of income.

(b)	Revenue recognition – “letting fees”

Argentine GAAP – The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IFRS – The Group considers that in these circumstances payments received from tenants for "letting fees" are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, payments received from tenants for “letting fees” of Ps. 35.4 million, Ps. 39.5 million and Ps. 44.4 million were deferred in the line item “Trade and other payables” as at July 1, 2011, December 31, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 35.4 million was recognized against retained earnings and a loss of Ps. 4.1 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 35.4 million was recognized against retained earnings and a loss of Ps. 9.0 million was recognized in the statement of income.

(c)	Biological assets and agriculture produce at the point of harvest

Argentine GAAP – Technical Resolution No. 22 “Agriculture activities” establishes a hierarchy for the valuation of biological assets. The Group has several classes of biological assets.

Biological assets in the form of unharvested crops are measured at replacement cost less any impairment losses. Biological assets in the form of livestock held for sale or for meat production are measured at net realizable value. Biological assets in the form of breeding or dairy cattle are measured at replacement cost. Tree plantations are measured at cost. Argentine GAAP does not prescribe a separate measurement for agriculture produce at the point of harvest.

IFRS – The Group applied IAS 41 “Agriculture”. Under IAS 41, biological assets and agriculture produce at the point of harvest are measured at fair value less costs to sell on initial recognition and at each statement of financial position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Changes in fair value less cost to sell are charged to income as incurred.

As a result, the Group adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 58.7 million, Ps. 19.5 million and Ps. 38.5 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Group recognized (i) a loss of Ps. 38.5 million in the statement of income, (ii) an amount of Ps. 0.8 million against “Exchange differences on translating foreign operations” in statement of comprehensive income, and (iii) the remaining amount of Ps. 58.7 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized (i) a loss of Ps. 17.0 million in the statement of income, (ii) an amount of Ps. 3.2 million against “Exchange differences on translating foreign operations” in statement of comprehensive income, and (iii) the remaining amount of Ps. 58.7 million against retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(d)	Inventories

Argentine GAAP – Inventories, primarily agricultural supplies, are valued at replacement cost. Changes in replacement cost are charged to income as incurred and disclosed on the face of the income statement in the line item titled “Unrealized gain on inventories”. In addition, harvested crops for the Group’s operations in Bolivia are measured at net realizable value, with the change in carrying amount recognized in profit or loss.

IFRS - Consumable supplies are measured at the lower of cost or net realizable value. The cost of consumable supplies is determined using the weighted average method. The cost of hotel inventories is determined using the method first in–first out. In addition, harvested crops for the Group’s operations in Bolivia are measured at the lower of cost or net realizable value because there is no an active market.

As a result, the Group reduced inventories by Ps. 6.7 million, Ps. 6.5 million and Ps. 5.4 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Group recognized: a gain of an amount of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 6.7 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized a gain for an amount of Ps. 1.3 million in the statement of income and the remaining amount of Ps. 6.7 million against retained earnings.

(e)	Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (transfer of title deed). For conditional exchanges, sales are recognized when these conditions are satisfied.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group eliminated the effect of inflation adjustment on trading properties for an amount of Ps. 12.9 million, Ps. 10.2 million and Ps. 9.4 million as at July 1, 2011, December 31, 2011 and June 30, 2012. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 12.9 million was recognized against retained earnings and an amount of Ps. 2.7 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 12.9 million was recognized against retained earnings and an amount of Ps. 3.5 million was recognized in the statement of income.

On the other hand, the Group adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 16.4 million, Ps. 27.1 million and Ps. 9.5 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Group recognized: a loss for an amount of Ps. 10.7 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized an amount of Ps. 6.9 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings.

(f)	Pre-operating and organization expenses

Argentine GAAP – Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP for an amount of Ps. 22.8 million, Ps. 20.8 million and Ps. 22.8 million, as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively, were derecognized under IFRS. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Group recognized: a gain for an amount of Ps. 2.0 million in the statement of income and the remaining amount of Ps. 22.8 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized an amount of Ps. 0.01 million in the statement of income and the remaining amount of Ps. 22.8 million against retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(g)	Goodwill

Goodwill

Argentine GAAP – The Group accounted for acquisitions of businesses and non-controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Group allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.3., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date totaling Ps. 29.1 million. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

Negative goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortized it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.3., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of negative goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's share in the net fair values of the associates and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS.

The Group adjusted the value of such goodwill for an amount of Ps. 770.8 million, Ps. 750.7 million and Ps. 709.4 million as of July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Group recognized (i) a loss of Ps. 19.1 million in the statement of income, (ii) an amount of Ps. 1.0 million against “Exchange differences on translating foreign operations” in the statement of comprehensive income, and (iii) the remaining amount of Ps. 770.8 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized (i) a loss of Ps. 60.4 million in the statement of income, (ii) an amount of Ps. 1.0 million against “Exchange differences on translating foreign operations” in the statement of comprehensive income, and (iii) the remaining amount of Ps. 770.8 million against retained earnings.

(h)	Non-current investments – financial assets

Argentine GAAP – The Group holds investments in quoted equity securities with readily determinable fair values, namely TGLT S.A. and Hersha Hospitality Trust. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – Under IFRS 9, all equity investments are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group has elected to recognize changes in the fair value of these equity securities in the statement of income. Therefore, changes in fair value of all equity instruments held by the Company are recognized in the statement of income.

As a result, the Group adjusted the value of these equity securities to fair value by Ps. 151.4 million, Ps. 113.7 million and Ps. 138.2 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 151.4 million was recognized against retained earnings and an amount of Ps. 37.8 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 151.4 million was recognized against retained earnings and a loss for an amount of Ps. 13.2 million was recognized in the statement of income.

(i)	Initial direct costs on operating leases

Argentine GAAP – Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 0.7 million, Ps. 0.9 million and Ps. 0.9 million, as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively, were added to investment property. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 0.7 million was recognized against retained earnings and a gain of Ps. 0.2 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 0.7 million was recognized against retained earnings and an amount of Ps. 0.2 million was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(j)	Tenant deposits

Argentine GAAP - The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally range from one to three months of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

As a result, the Group adjusted the financial liability from tenant deposits within trade and other payables for an amount of Ps. 0.1 million, Ps. 0.2 million and Ps. 0.3 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Group recognized: a gain of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized a gain of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings.

(k)	Commodity linked debt

Argentine GAAP – Under Argentine GAAP, there is no requirement to separate embedded derivatives from host contracts and account for them as derivatives. Borrowings are valued based on the best estimate of the discounted value of the amounts expected to be paid, using the interest rate effective at the time of the initial measurement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – IFRS 9 requires that an embedded derivative should be separated from the host contract and accounted for as a derivative if certain conditions are met. On September 7, 2011, the Group issued Class VIII NCN which are denominated in US$ for a nominal amount of US$ 2.1 million. Class VII notes accrue interest at a floor rate of 4% plus a premium factor equivalent to 40% of the increase in the price of soy during the period from March 2011 to March 2013. Under IFRS, the commodity-indexed feature is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (price of soy) and the host are dissimilar. Therefore, the Group separated the commodity-indexed feature and classified it as a derivative liability. The Group measured the carrying value of the debt host contract at initial recognition as the difference between the consideration received and the fair value of the embedded derivative. Subsequently, the Group measured the host foreign-currency debt at amortized cost using the effective interest rate method and then retranslated it at each reporting date using the closing US$/Peso exchange rate. The Group recognized changes in the fair value of the embedded derivative in profit or loss for the period / year.

As a result, the Group adjusted borrowings for an amount of Ps. 0.1 million, Ps. 0.1 million and Ps. 0.1 million as at July 1, 2011, December 31, 2011 and June 30, 2012. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 0.1 million was recognized against retained earnings and a gain of Ps. 0.004 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and a loss of Ps. 0.03 million was recognized in the statement of income.

(l)	Impairment of financial assets

Argentine GAAP - As at July 1, 2011, December 31, 2011 and June 30, 2012 the Group maintains a balance of credit card loans. These loan receivables are carried at amortized cost. Under Argentine GAAP, the Group determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS – The Group applied the impairment provisions in IFRS 9.

As a result, the Group recognized an impairment loss of Ps. 2.1 million, Ps. 2.3 million and Ps. 0.5 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 2.1 million was recognized against retained earnings and a loss of Ps. 0.2 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 2.1 million was recognized against retained earnings and a gain of Ps. 1.6 million was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(m)	Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are measurement at present-valued.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Group eliminated the effect of discounting tax credits for an amount of Ps. 14.6 million, 11.7 million and Ps. 10.9 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 14.6 million was recognized against retained earnings and a loss of Ps. 2.9 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 14.6 million was recognized against retained earnings and a loss of Ps. 3.7 million was recognized in the statement of income.

(n)	Impact of IFRS adjustments on investment in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As at June 30, 2012, the associates of the Group were Banco Hipotecario S.A. (BHSA), Banco de Crédito y Securitización (BACSA), Manibil S.A., New Lipstick LLC, Rigby 183 LLC, Tarshop S.A. and AgroUranga S.A., Agro Managers S.A. y Bitania 26 S.A..

IFRS - The Group has assessed all of its interests in the entities mentioned in the paragraph above and determined that the Group exercises significant influence over them. Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Following is a description of the most significant IFRS adjustments to the equity and comprehensive income of its associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Group or no IFRS adjustments were identified:

Banking:

The Group assessed the financial statements of these associates as of July 1, 2011, December 31, 2011 and June 30, 2012 and determined the following adjustments to IFRS:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the allowance for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Investment properties:

The Company has assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1, 2011, December 31, 2011 and June 30, 2012:

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, Lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

- Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expense not recognized on a straight-line basis Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

As a result, the net equity of these associates was reduction by Ps. 56.2 million, Ps. 92.9 million and Ps. 151.9 million as of July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Group recognized (i) an amount of Ps. 56.2 million against retained earnings, (ii) a loss of Ps. 34.7 million in the statement of income and (iii) an amount of Ps. 2.0 million against “Exchange differences on translating foreign operations” in the statement of comprehensive income. For the year ended as of June 30, 2012, the Group recognized (i) an amount of Ps. 56.2 million against retained earnings, (ii) a loss of Ps. 89.6 million in the statement of income and (iii) an amount of Ps. 6.1 million against “Exchange differences on translating foreign operations” in statement of comprehensive income.

(o)	Impact of IFRS adjustment on joint ventures

Argentine GAAP – Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group´s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – The Group has assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. In addition, the Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at June 30, 2012, the joint ventures of the Group are Cyrsa S.A., Cresca S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., and Nuevo Puerto Santa Fe S.A.

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, joint ventures were grouped by business activity. Joint ventures are not discussed below when IFRS adjustments were not significant to the Group or no adjustments were identified:

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the Construction of Real Estate”. The Group assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the properties in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

As a result, the net equity of the Group´s joint ventures was decreased by Ps. 16.5 million, Ps. 16.2 million and Ps. 11.3 million as of July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 16.5 million was recognized against retained earnings and a gain of Ps. 0.3 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 16.5 million was recognized against retained earnings and a gain of Ps. 5.2 million was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(p)	Acquisition of non-controlling interest

As stated in Note 2.3., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests concluded prior to July 1, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest occurring on or after on July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Group accounted for the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired. Additionally, goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. was impaired and recognized as an expense in the statement of income under Argentine GAAP.

IFRS – Under IFRS, the Group has applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest of the subsidiary.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, as of December 31, 2011, the Group (i) derecognized goodwill for an amount of Ps. 26.5 million, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 22.6 million, (iii) recognized a decline of Ps. 9.0 million in net assets acquired measured at fair value under Argentine GAAP in force and (iv) recognized a debit in shareholders’ equity under IFRS of Ps. 14.9 million. In addition, as of June 30, 2012, the Group: (i) derecognized goodwill for an amount of Ps. 39.8 million, (ii) recognized a decline of Ps. 26.2 million in non-controlling interest, (iii) recognized a decline of Ps. 9.0 million in net assets acquired measured at fair value in accordance with Argentine GAAP in force, and (iv) recognized a debit of Ps. 22.6 million in shareholders’ equity.

Additionally, for the fiscal year ended as of June 30, 2012, the Group reversed the impairment charge on goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. recognized under Argentine GAAP for an amount of Ps. 10.5 million.

(q)	Disposal of non-controlling interest

As explained in Note 2.3., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in a loss of control. Consequently, disposals of non-controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments detailed below relate to disposals of non-controlling interest occurring on or after July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income.

IFRS – Under IFRS, the Group has applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when there is a disposal of non-controlling interests that do not result in a change in control, the transaction is accounted for as an equity transaction. The difference between the fair value of the consideration received and the related carrying value of the non-controlling interest disposed is recognized in the controlling interest’s equity as a credit or debit. Therefore, no gain or loss is recognized in the statement of income. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest of the subsidiary.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, as of June 30, 2012 and December 31, 2011, the Group reversed a loss for an amount of Ps. 2.7 million in the statement of income, and recognized a debit of Ps. 2.7 million in shareholders’ equity.

(r)	Amortization of transaction costs on borrowings

Argentine GAAP – Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

IFRS – Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

As a result, the Group adjusted the carrying value of borrowings for an amount of Ps. 0.1 million, Ps. 0.7 million and Ps. 0.4 million as of July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.6 million gain were recognized in the statement of income. For the fiscal year ended as of June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and a gain of Ps. 0.3 million was recognized in the statement of income.

(s)	Settlement of BrasilAgro warrants

Argentine GAAP – Payments made by the Group for the settlement of BrasilAgro warrants were capitalized in the statement of financial position.

IFRS – In accordance with IFRS 2 “Share-based payments”, any payment made to a counterparty on the cancellation or settlement of a grant of equity instruments, even if this occurs after the vesting date, are accounted for as a repurchase of an equity interest (that is, as a deduction from equity), except to the extent that the payment exceeds the fair value of the equity instruments repurchased, measured at the repurchase date. Any such excess is recognized as an expense.

As a result, the Group adjusted the balance for an amount of Ps. 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity. For the six-month period ended as of December 31, 2011, no warrants issued by Brasilagro have been cancelled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(t)	Cumulative translation adjustment

Argentine GAAP – Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations are recognized in the statement of other comprehensive income.

As a result, for the six-month period ended as of December 31, 2011 the Group reclassified an amount of Ps. 12.7 million against the statement of income and the statement of other comprehensive income, related foreign operations. Additionally, the Group reclassified an amount of Ps. 32.5 million for the fiscal year ended as of June 30, 2012 against the statement of income and the statement of other comprehensive income.

(u)	Deferred income taxes

Argentine GAAP – The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Group has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 16.5 million, Ps. 13.0 million and Ps. 18.8 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Group recognized (i) an amount of Ps. 16.5 million against retained earnings, (ii) a loss of Ps. 3.2 million in the statement of income, and (iii) an amount of Ps. 0.4 million against “Exchange differences on translating foreign operations” in statement of comprehensive income. For the year ended as of June 30, 2012, the Group recognized (i) an amount of Ps. 16.5 million against retained earnings, (ii) a loss of Ps. 2.8 million in the statement of income, and (iii) an amount of Ps. 0.5 million against “Exchange differences on translating foreign operations” in statement of comprehensive income.

In addition, the Group has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Group recognized an adjustment to deferred income taxes of Ps. 17.4 million, Ps. 3.9 million and Ps. 16.7 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 17.4 million was recognized against retained earnings and a gain of Ps. 13.4 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 17.4 million was recognized against retained earnings and a gain of Ps. 0.6 million was recognized in the statement of income.

(v)	Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.5.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRSs as of June 30, 2012, which is described in Exhibit I included the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011, and are based upon such IFRSs expected to be in force as of June 30, 2013. Most significant accounting policies are described in Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

2.6.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these condensed interim consolidated financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended as of June 30, 2012 which are described in Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

3.	Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations (Continued)

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and December (Christmas) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.           Acquisitions and dispositions

Sale of farm

On November 14, Vargas Derka SH made an irrevocable offer to Cresud to purchase a portion of “La Suiza” farm ranch (5,600 hectares) to be good through January 31, 2013.

The offer price amounts to US$ 6.7 million to be paid in 6 installments every six months. The first installment is due on January 31, 2013 and bears interest at a 12% rate.

As bid bond, Cresud has received checks in the amount of US$ 0.3 million or 5% of the transaction price.

If the offer is accepted, the parties will execute the preliminary sales contract on January 31, 2013, with the checks being creditable against the price. The title deed will be executed on June 28, 2013.

Sale of a field

On October 11, 2012 Brasilagro sold Horizontina, a field of land located in Tasso Fragoso, State of Maranhão, for a total amount of Ps. 170.2 million. Following a down payment of Ps. 2.27 million already made, the remaining balance is payable in two installments: Ps. 59 million due in October 2012 and Ps. 108.9 million due upon execution of the title conveyance deed, which is expected to take place in January 2013. The Horizontina field has an area of 14,359 hectares and was acquired on March 10, 2010 by Ceibo Bienes Raíces, the subsidiary in US for a total amount of Ps. 86 million. Before the acquisition, 2,100 hectares of the country field were used for cultivation of cereal. Until December 31, 2012, the Company invested Ps. 22.7 million (net of accumulated depreciation) in infrastructure improvements. During the planting season 2011/2012, 4,319 hectares were planted with soybean and 2,095 with maize. The sale commission was Ps. 4.5 million and sales taxes amounted to Ps. 11.3 million; net proceeds from the sale less commissions, expenses and taxes amounted to Ps. 53.9 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.           Acquisitions and disposals (Continued)

For the six-month period ended as of December 31, 2012

Transactions with non-controlling interest

IRSA

In July, 2012, the Company acquired an additional 0.3% interest in IRSA for a total consideration of US$ 1.3 million. The carrying amount of the non-controlling interest in IRSA as of the acquisition date was Ps. 948 (representing an equity interest of 35.8%). This resulted in a decrease in non-controlling interest of Ps. 8.0 million and an increase in equity attributable to owners of the parent of Ps. 8.0 million. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the group during the period is summarized as follows:

Ps. (million)
Carrying amount of Group´s interest acquired of	8.0
Consideration paid for non-controlling interest	(5.7)
Gain on acquisition recorded within parent´s equity	2.3

APSA

As of August, 2012, the Group, through E-Commerce Latina S.A., acquired an additional equity interest of 0.03% in APSA for a total consideration of Ps. 0.59 million. The book value of the non-controlling interest in APSA as of the date of the acquisition was Ps. 36 million (which represents an interest of 4.39%). As a result of this transaction, the non-controlling interest was reduced by Ps. 1 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps. (million)
Carrying amount of Group´s interest acquired of	0.3
Consideration paid for non-controlling interest	(0.6)
Reserve recorded within parent´s equity	(0.3)

As of October, 2012, the Group, through E-Commerce Latina S.A., acquired an additional equity interest of 0.04% in APSA for a total consideration of Ps. 1.1 million. The book value of the non-controlling interest in APSA as of the date of the acquisition was Ps. 39 million (which represents an interest of 4.36%). As a result of this transaction, the non-controlling interest was reduced by Ps. 0.3 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 0.3 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps. (million)
Carrying value of the equity interests acquired by the Group	0.3
Price paid for the non-controlling interest	(1.1)
Reserve recorded in shareholders' equity	(0.8)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Acquisition of equity interest in joint venture

On November 29, 2012 APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes for Ps. 32 million. APSA exercises joint control over EH together with shareholders owners of the remaining 50%.

EH’s core asset is a 50% indirect interest in La Rural S.A. (“LRSA”)’s capital stock and votes. EH exercises joint control over LRSA, together with Sociedad Rural Argentina (SRA), the owner of the remaining 50% interest in LRSA.

Therefore, APSA´s indirect interest in LRSA amounts to 25% as of the date of these Unaudited Condensed Interim Consolidated Financial Statements.

LRSA is mainly engaged in the operation of Predio Ferial de Buenos Aires, a fairground located in an area surrounded by Cerviño, Sarmiento, and Santa Fe Avenues and Oro Street, City of Buenos Aires (the “Fairground”). LRSA is the beneficiary of said Fairground under a usufruct agreement executed with the owner thereof, SRA, in 1999.

Purchase of financial assets

During this period the Group purchased the following corporate notes from:

a) The Government of the City of Buenos Aires, for a nominal value of Ps. 19.0 million. These notes accrue interest at an annual 7.95% fixed rate, payable semi- annually and maturing on April 29, 2014.

b)  Banco Hipotecario for Ps. 5 million, which accrue interest at an annual 18.75% fixed annual rate, payable semi- annually and maturing on August 8, 2013.

Disposal of financial assets at fair value through profit or loss

In September 2012 the Group sold 2,000,000 ordinary shares of Hersha, Hospitality Trust (Hersha) for a total amount of US$ 9.7 million. Therefore, the Group’s interest in Hersha’s capital stock decreased from 9.13% to 8.12% as of September 30, 2012. This percentage has remained unchanged as of the date of these Unaudited Condensed Interim Consolidated Financial Statements. Subsequent to December 31, 2012, the Group disposed of an additional number of Hersha’s shares. See Note 33.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

In November and December 2012, IRSA sold all of its shareholdings in NH Hoteles S.A. (138,572 shares for a consideration of € 0.38 million) and in NH Hoteles S.A. (387,758 shares for a total consideration of US$ 1.4 million).

In December 2012, IRSA sold all of its shareholdings in Metrovacesa F (1,238,990 shares for a consideration of € 2.7 million); Metrovacesa SM (229,995 shares for a total consideration of € 0.5 million) and Metrovacesa F (919,087 shares for a consideration of US$ 2.7 million).

Significant sale of investment properties

On August 31, 2012, the Group sold through IRSA sold certain functional units of the building “Libertador 498” in the city of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was paid on the execution of the title conveyance deeds. This transaction generated a gain of Ps. 12.7 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On October 4 and 11, 2012, IRSA signed the deeds of conveyance for the sale of certain units (offices and parking spaces) at the “Libertador 498” building. The prices for the transactions were set in Ps. 29.4 million, an amount that has been totally collected. The transaction yielded profits for Ps. 24.9 million.

Subsequent to December 31, 2012, IRSA disposed of other investment property.

Acquisition of Rigby 183 LLC

On June 30, 2012, the Group held, through its subsidiary IMadison LLC, a 49% equity interest through its subsidiary IMadison LLC in the capital stock of Rigby 183 LLC (“Rigby”), a company that owns office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, the Group, through its subsidiary IRSA International LLC, purchased an additional 25.5% equity interest in Rigby’s capital stock, thus taking control over said company. As a result of the acquisition, the Group expects to increase its footprint in the US real estate market. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining the Group’s and Rigby’s operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

The following chart shows the consideration paid by the Group, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

11.27.2012
Consideration paid:
Cash	118,373
Total consideration paid	118,373
Fair value of the interest in Rigby’s equity held before the business combination	227,462
Total consideration	345,835
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	499
Investments properties (Note 9)	679,219
Trade and other receivables	14,135
Borrowings	(252,834)
Trade and other payables	(12,081)
Deferred income tax liabilities (Note 22)	(26,103)
Total net identifiable assets	402,835
Non-controlling interest	(102,723)
Goodwill	45,723
Total	345,835

The acquisition-related costs (which amount to Ps. 2.5 million) were charged to income under “General and Administrative Expenses”.

The fair value of the investment property acquired for Ps. 679.2 million was assessed by a qualified independent appraiser. The fair value of trade receivables and other receivables amounts to Ps. 14.1 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, the Group estimates that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of Rigby's net acquired assets.

The Group recognized income of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all exchange gains (losses) accumulated in shareholder’s equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating income, net" in the income statement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

The revenues Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated income statement amount to Ps. 12.1 million. Rigby has also run a net loss of Ps. 4 million during said period. If Rigby had been included in the consolidation since July 1, 2012, the consolidated income statement would have shown pro-forma revenues in the amount of Ps. 1,101.4 million and pro-forma net income of Ps. 244.2 million.

5.	Financial risk management

5.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

Note 3 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011, provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Group.

5.2.           Fair value estimates

Since June 30, 2012 there have been no reclassifications of financial assets.

Additionally, since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Group's financial instruments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information

Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2012:

	Agriculture business (I)	Urban properties and investments (II)	Total
Group revenues	527,774	1,164,933	1,692,707
Group costs	(888,487)	(606,343)	(1,494,830)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	462,368	-	462,368
Changes in net realizable value of agricultural produce after harvest	6,811	-	6,811
Gross Profit	108,466	558,590	667,056
Gains from disposal of investment property	-	53,678	53,678
Gains from disposal of farmlands	53,988	-	53,988
General and administrative expenses	(67,349)	(109,908)	(177,257)
Selling expenses	(75,520)	(54,791)	(130,311)
Management fees	(6,751)	-	(6,751)
Other operating expenses, net	(10,480)	115,074	104,594
Profit from Operations	2,354	562,643	564,997
Share of profit of associates and joint ventures	317	7,033	7,350
Segment Profit	2,671	569,676	572,347

Investment properties, net	25,190	4,254,430	4,279,620
Property, plant and equipment, net	1,609,759	235,769	1,845,528
Trading properties	4,678	247,271	251,949
Goodwill	7,159	5,824	12,983
Biological assets	277,526	-	277,526
Inventories	201,081	16,197	217,278
Investments in of associates and joint ventures	24,198	1,121,686	1,145,884
Total segment assets	2,149,591	5,881,177	8,030,768

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2011:

	Agriculture business (I)	Urban properties and investments (II)	Total
Group revenues	543,552	945,423	1,488,975
Group costs	(700,578)	(470,159)	(1,170,737)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	238,016	-	238,016
Changes in net realizable value of agricultural produce after harvest	(11,260)	-	(11,260)
Gross Profit	69,730	475,264	544,994
Gains from disposal of investment properties	-	24,727	24,727
Gains from disposal of farmlands	27,762	-	27,762
General and administrative expenses	(63,483)	(82,645)	(146,128)
Selling expenses	(52,200)	(37,733)	(89,933)
Management fees	(4,612)	-	(4,612)
Other operating income (expenses), net	18,018	(9,551)	8,467
(Loss) / Profit from operations	(4,785)	370,062	365,277
Share of profit of associates and joint ventures	2,425	14,358	16,783
Segment (Loss) / Profit	(2,360)	384,420	382,060

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	December 31, 2012
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture Rentals and Services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (I)
Group revenues	243,925	35,824	16,535	111,830	12,072	420,186	-	67,211	40,377	527,774
Group costs	(465,724)	(62,633)	(34,072)	(214,645)	(3,772)	(780,846)	(3,067)	(69,984)	(34,590)	(888,487)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	286,498	27,164	18,272	128,565	-	460,499	-	1,142	727	462,368
Changes in net realizable value of agricultural produce after harvest	6,726	85	-	-	-	6,811	-	-	-	6,811
Gross Profit / (Loss)	71,425	440	735	25,750	8,300	106,650	(3,067)	(1,631)	6,514	108,466
Gains from disposal of farmlands	-	-	-	-	-	-	53,988	-	-	53,988
General and administrative expenses	(26,046)	(4,037)	(674)	(20,306)	(969)	(52,032)	(7,496)	(4,401)	(3,420)	(67,349)
Selling expenses	(51,812)	(5,452)	(107)	(2,213)	(595)	(60,179)	(7,219)	(6,777)	(1,345)	(75,520)
Management fees	-	-	-	-	-	-	-	-	(6,751)	(6,751)
Other operating expenses, net	(4,397)	(1,420)	(236)	(87)	(340)	(6,480)	(2,629)	(702)	(669)	(10,480)
(Loss) / Profit from Operations	(10,830)	(10,469)	(282)	3,144	6,396	(12,041)	33,577	(13,511)	(5,671)	2,354
Share of profit / (loss) of associates and joint ventures	(207)	(29)	(14)	-	(10)	(260)	-	-	577	317
Segment (Loss) / Profit	(11,037)	(10,498)	(296)	3,144	6,386	(12,301)	33,577	(13,511)	(5,094)	2,671

Investment properties	-	-	-	1,516	23,674	25,190	-	-	-	25,190
Property, plant and equipment	1,125,558	129,073	20,924	303,204	363	1,579,122	-	20,777	9,860	1,609,759
Trading properties	557	3,258	-	-	706	4,521	-	-	157	4,678
Goodwill	4,393	-	-	1,970	-	6,363	-	-	796	7,159
Biological assets	1	177,458	-	96,861	-	274,320	-	-	3,206	277,526
Inventories	54,607	2,962	-	-	-	57,569	-	-	143,512	201,081
Investments associates and joint ventures	9,745	3,255	557	-	801	14,358	6,192	-	3,648	24,198
Total segment assets	1,194,861	316,006	21,481	403,551	25,544	1,961,443	6,192	20,777	161,179	2,149,591

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	December 31, 2011
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture Rentals and Services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (I)
Group revenues	254,004	54,417	14,684	87,319	10,857	421,281	-	97,012	25,259	543,552
Group costs	(385,004)	(73,744)	(27,823)	(88,222)	(853)	(575,646)	(2,311)	(101,109)	(21,512)	(700,578)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	181,900	31,202	19,427	5,173	-	237,702	-	323	(9)	238,016
Changes in net realizable value of agricultural produce after harvest	(11,490)	127	-	-	-	(11,363)	-	-	103	(11,260)
Gross Profit / (Loss)	39,410	12,002	6,288	4,270	10,004	71,974	(2,311)	(3,774)	3,841	69,730
Gains from disposal of farmlands	-	-	-	-	-	-	27,762	-	-	27,762
General and administrative expenses	(27,371)	(11,506)	(888)	(16,943)	-	(56,708)	-	(4,324)	(2,451)	(63,483)
Selling expenses	(38,119)	(5,849)	(137)	-	(519)	(44,624)	-	(5,639)	(1,937)	(52,200)
Management fees	-	-	-	-	-	-	-	-	(4,612)	(4,612)
Other operating results, net	21,518	(3,541)	(273)	(7)	-	17,697	-	(22)	343	18,018
Profit / (Loss) from Operations	(4,562)	(8,894)	4,990	(12,680)	9,485	(11,661)	25,451	(13,759)	(4,816)	(4,785)
Share of profit / (loss) of associates and joint ventures	1,141	1,294	100	(177)	-	2,358	-	-	67	2,425
Segment Profit / (Loss)	(3,421)	(7,600)	5,090	(12,857)	9,485	(9,303)	25,451	(13,759)	(4,749)	(2,360)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(II)	Urban properties and investments

The following tables present the reportable segments of the urban properties and investments line of business of the Group:

	December 31, 2012
	Shopping Center Properties	Offices	Sales and developments	Hotel	International	Financial operations and others	Total urban and investment properties (II)
Group revenues	809,002	139,971	85,735	116,807	12,100	1,318	1,164,933
Group costs	(387,778)	(59,377)	(63,144)	(84,947)	(10,292)	(805)	(606,343)
Gross Profit	421,224	80,594	22,591	31,860	1,808	513	558,590
Results from disposal of investment properties	-	(2,281)	55,959	-	-	-	53,678
General and administrative expenses	(36,731)	(20,510)	(20,060)	(25,822)	(6,638)	(147)	(109,908)
Selling expenses	(25,752)	(5,163)	(9,471)	(13,767)	-	(638)	(54,791)
Other operating results, net	(7,616)	(3,009)	(7,874)	385	134,061	(873)	115,074
Profit / (Loss) from Operations	351,125	49,631	41,145	(7,344)	129,231	(1,145)	562,643
Share of profit / (loss) of associates and joint ventures	-	-	1,053	59	(37,978)	43,899	7,033
Segment Profit / (Loss)	351,125	49,631	42,198	(7,285)	91,253	42,754	569,676

Investment properties	2,065,616	893,376	599,607	-	687,453	8,378	4,254,430
Property, plant and equipment	14,186	30,444	3,737	187,203	199	-	235,769
Trading properties	1,484	120	169,163	-	76,504	-	247,271
Goodwill	343	5,481	-	-	-	-	5,824
Inventories	9,733	-	480	5,984	-	-	16,197
Investments in associates and joint ventures	-	-	41,912	21,315	581	1,057,878	1,121,686
Total segment assets	2,091,362	929,421	814,899	214,502	764,737	1,066,256	5,881,177

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	December 31, 2011
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operation and others	Total urban properties and investment (II)
Group revenues	671,666	119,822	65,672	85,034	-	3,229	945,423
Group costs	(327,804)	(47,325)	(36,925)	(55,587)	-	(2,518)	(470,159)
Gross Profit	343,862	72,497	28,747	29,447	-	711	475,264
Gain from disposal of investment properties	-	-	24,727	-	-	-	24,727
General and administrative expenses	(28,723)	(16,401)	(16,319)	(18,105)	(2,993)	(104)	(82,645)
Selling expenses	(17,370)	(4,364)	(6,983)	(11,224)	-	2,208	(37,733)
Other operating results, net	(1,011)	(6,299)	(1,715)	(1,449)	298	625	(9,551)
Profit / (Loss) from Operations	296,758	45,433	28,457	(1,331)	(2,695)	3,440	370,062
Share of profit / (loss) of associates and joint ventures	(640)	1	848	-	(39,897)	54,046	14,358
Segment Profit / (Loss)	296,118	45,434	29,305	(1,331)	(42,592)	57,486	384,420

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	December 31, 2012
	Total Segment Information	Adjustment for share of profit / (loss) of associates and joint ventures	Total Statement of Income
Group revenues	1,692,707	(81,516)	1,611,191
Group costs	(1,494,830)	66,702	(1,428,128)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	462,368	(2,939)	459,429
Changes in net realizable value of agricultural produce after harvest	6,811	-	6,811
Gross Profit / (Loss)	667,056	(17,753)	649,303
Gains from disposal of investment properties	53,678	-	53,678
Gains from disposal of farmlands	53,988	-	53,988
General and administrative expenses	(177,257)	2,540	(174,717)
Selling expenses	(130,311)	6,632	(123,679)
Management fees	(6,751)	-	(6,751)
Other operating results, net	104,594	508	105,102
Profit / (Loss) from Operations	564,997	(8,073)	556,924
Share of profit of associates and joint ventures	7,350	5,196	12,546
Profit / (Loss) from Operations Before Financing and Taxation	572,347	(2,877)	569,470

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	December 31, 2011
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Total Statement of Income
Group revenues	1,488,975	(33,970)	1,455,005
Group costs	(1,170,737)	27,463	(1,143,274)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	238,016	(1,200)	236,816
Changes in net realizable value of agricultural produce after harvest	(11,260)	(2)	(11,262)
Gross Profit / (Loss)	544,994	(7,709)	537,285
Gain from disposal of investment properties	24,727	-	24,727
Gains from disposal of farmlands	27,762	-	27,762
General and administrative expenses	(146,128)	1,677	(144,451)
Selling expenses	(89,933)	3,471	(86,462)
Management fees	(4,612)	-	(4,612)
Other operating results, net	8,467	1,313	9,780
Profit / (Loss) from Operations	365,277	(1,248)	364,029
Share of profit / (loss) of associates and joint ventures..	16,783	(6,717)	10,066
Profit / (Loss) from Operations Before Financing and Taxation	382,060	(7,965)	374,095

7.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized statements of financial position

	APSA			IRSA (i)			Brasilagro
	12.31.12	06.30.12	07.01.11	12.31.12	06.30.12	07.01.11	12.31.12	06.30.12	07.01.11
Assets
Non-current assets	2,043,064	1,954,917	1,858,277	6,680,475	6,050,293	5,812,347	1,090,397	1,114,700	1,275,069
Current assets	778,389	548,949	521,078	1,208,407	839,328	819,565	664,468	490,721	660,824
Total assets	2,821,453	2,503,866	2,379,355	7,888,882	6,889,621	6,631,912	1,754,865	1,605,421	1,935,893
Liabilities
Non-current liabilities	1,011,673	973,319	909,950	3,208,496	2,644,108	2,372,540	133,579	147,799	163,475
Current liabilities	801,534	558,024	536,651	1,509,024	1,205,744	1,176,759	241,789	248,068	295,517
Total liabilities	1,813,207	1,531,343	1,446,601	4,717,520	3,849,852	3,549,299	375,368	395,867	458,992
Net assets	1,008,246	972,523	932,754	3,171,362	3,039,769	3,082,613	1,379,497	1,209,554	1,476,901
Summarized statements of income and statements of comprehensive income

	APSA		IRSA (i)		Brasilagro
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Revenue	818,302	702,595	1,086,041	912,919	218,101	151,734
Profit before income tax	274,045	297,101	315,963	132,868	32,556	34,987
Income tax expense	(98,289)	(97,446)	(70,084)	(53,484)	(7,168)	(2,655)
Profit / (loss) for the period	175,756	199,655	245,879	79,384	25,388	32,332
Other comprehensive income	-	-	10,818	8,881	94,151	135
Total other comprehensive income	175,756	199,655	256,697	88,265	119,539	32,467
Profit / (loss) attributable to non-controlling interest	8,890	6,594	22,409	(2,070)	-	(154)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized cash flows

	APSA		IRSA (i)		Brasilagro
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Cash flow from operating activities
Net cash generated from operating activities	313,770	289,287	373,445	332,535	(9,551)	44,506
Cash flow from investing activities
Net cash generated from (used in) investing activities	(218,109)	(20,630)	(210,393)	(51,709)	(1,796)	(61,604)
Cash flow from financing activities
Net cash generated from (used in) financing activities	8,006	(193,454)	(65,371)	(270,372)	(41,171)	(91,458)
Net increase / (decrease) in cash and cash equivalents	103,667	75,203	97,681	10,454	(52,518)	(108,556)
Cash and cash equivalents at beginning of period	102,698	145,552	259,169	301,559	151,064	357,018
Foreign exchange gain (loss) on cash and cash equivalents	2,555	(4,583)	9,187	2,764	8,655	-
Cash and cash equivalents at end of period	208,920	216,172	366,037	314,777	107,201	248,462

(i)	Includes consolidated financial information of APSA.

The information above is the corresponding to balances and transactions before inter-company eliminations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures

As of December 31, 2012 the joint ventures of the Group are Cresca, Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF) and Entertainment Holdings S.A.. The shares in these joint ventures are not publicly traded.

As of June 30, 2012, the joint ventures of the Group were Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and NPSF.

As noted Note 4, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes and as a consequence APSA holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground, as publicly known, in December 2012 the Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent to December 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions.

Neither has APSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

As of the date of these unaudited condensed interim consolidated financial statements, the above mentioned legal matters resulted in certain delays in gathering the information necessary to register the acquisition pursuant to IFRS 3. Therefore, APSA has prudently decided to record its investment at cost. APSA expects to complete the fair value computation on net assets acquired during the fiscal year ended June 30, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the six-month period ended as of December 31, 2012 and for the year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	260,994	235,365
Acquisition of joint ventures	32,000	62,486
Capital contribution	15,573	14,461
Disposal of joint ventures	-	(19,448)
Share of profit / (loss)	5,196	(31,586)
Exchange differences	(13,056)	(284)
End of the period/year	300,707	260,994

9.	Interests in associates

As of June 30, 2012, the associates of the Group were New Lipstick LLC, Rigby 183 LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito and Securitización S.A. ("BACS"), and Bitania 26 S.A..

As of December 31, 2012, Rigby 183 LLC began to be reported on a consolidated basis and ceased to be an affiliate.

The evolution of the Group’s investments in associates for the six-month period ended as of December 31, 2012 and for the year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period/year	1,239,566	1,203,490
Acquisition of associates	-	8,239
Capital contribution	6,787	-
Business combinations	(103,315)	-
Share of profit	7,350	34,382
Exchange differences	20,841	(3,246)
Dividend payments	(37,385)	(3,299)
End of the period / year	(*) 1,133,844	1,239,566

(*)	Includes a balance of Ps. (12,040) reflecting interests in companies with negative equity as of December 31, 2012 which is reclassified to “Accruals and Reserves” (see Note 22).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

The evolution of the Group’s investment properties for the six-month period ended as of December 31, 2012 and for the year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	3,463,941	3,553,647
Exchange differences	15,373	-
Acquisition of subsidiaries	679,219	-
Additions	89,442	110,611
Reclassifications of Property, plant and equipment	14,573	1,873
Disposals	(28,054)	(58,324)
Depreciation charge (a)	(96,801)	(143,866)
End of the period / year	4,137,693	3,463,941

(a)	Depreciation charges of investment properties were included in “Group Costs” in the Statement of Income (Note 28).

The following amounts have been recognized in the statement of income:

	December 31, 2012	December 31, 2011
Rental and service income	950,909	795,569
Direct operating expenses	(445,916)	(373,671)
Gain from disposal of investment properties	53,678	24,727

11.	Property, plant and equipment, net

The evolution of the Group’s property, plant and equipment for the six-month period ended as of December 31, 2012 and for the year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	1,872,920	1,976,970
Exchange difference	75,829	(148,144)
Additions	78,981	178,556
Reclassifications to property, plant and equipment and trading properties	(19,201)	(1,873)
Disposals	(124,381)	(62,096)
Depreciation charge (i)	(38,768)	(70,493)
End of the period/year	1,845,380	1,872,920

(i)
For the six-month period ended as of December 31, 2012 and 2011, depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Group Costs“ in the Statement of Income (Note 28).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trading properties

The evolution of the Group’s trading property for the six-month period ended as of December 31, 2012 and for the year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	181,001	186,462
Exchange differences	9,211	-
Additions	5,855	14,714
Reclassification of property, plant and equipment	4,678	-
Disposals	(4,237)	(20,175)
End of the period / year	196,508	181,001

13.	Intangible assets, net

The evolution of the Group’s intangible assets for the six-month period ended as of December 31, 2012 and for the year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	75,077	80,457
Exchange differences	2,362	(2,195)
Additions	46,568	4,095
Disposals	(119)	(6,217)
Amortization charge (i)	(2,806)	(1,063)
End of the period / year	121,082	75,077

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. (Note 28). There were no impairment charges for any of the periods presented.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets

The evolution of the Group’s biological assets for the six-month period ended as of December 31, 2012 and for the year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period/year	363,459	433,103
Increase due to purchases	7,458	18,467
Initial recognition and changes in fair value of biological assets	441,915	667,289
Decrease due to harvest	(223,322)	(613,438)
Decrease due to sales	(32,479)	(128,172)
Decrease due to consumes	(613)	(1,624)
Exchange differences	1,831	(12,166)
End of the period/year	558,249	363,459

Biological assets as of December 31, 2012, June 30, 2012 and July 1, 2011 were as follows:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Cattle for dairy production	25,592	25,894	22,269
Breeding cattle	145,484	146,169	171,638
Sugarcane	96,861	96,388	126,867
Others	9,588	9,757	5,090
Non-current biological assets	277,525	278,208	325,864
Current
Cattle for sale	40,395	36,116	44,619
Crops	239,014	48,209	62,109
Others	1,315	926	511
Current biological assets	280,724	85,251	107,239
Total biological assets	558,249	363,459	433,103

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Inventories

	December 31, 2012	June 30, 2012	July 1, 2011
Current
Crops	50,583	153,516	238,451
Materials and inputs	148,374	81,326	111,547
Seeds and fodder	7,989	13,577	8,315
Hotel supplies	5,984	2,654	3,789
Beef	2,962	-	5,898
Others	1,326	2,374	3,268
Current inventories	217,218	253,447	371,268
Total inventories	217,218	253,447	371,268

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Trade and other receivables, net

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Leases and services receivable	66,602	54,548	27,498
Receivables from sale of agriculture products	2,781	-	3,519
Property sales receivable	33,470	41,587	16,785
Provision for impairment of trade receivables	(2,208)	(2,208)	(2,208)
Non-current trade receivables	100,645	93,927	45,594
Prepayments	5,062	3,630	3,114
VAT receivables	57,596	54,065	82,290
Minimum Presumed Income tax ("MPIT")	177,589	156,892	123,854
Other tax receivables	61,189	51,059	1,067
Guarantee deposits (i)	-	54,843	55,975
Advances for the purchase of interest in associates	-	-	18,761
Others	4,299	135	7,964
Non-current other receivables	305,735	320,624	293,025
Related parties (Note 33)	52,363	39,510	22,022
Non-current trade and other receivables	458,743	454,061	360,641
Current
Consumer financing receivables	16,556	15,991	75,117
Leases and services receivable	214,002	183,796	118,870
Receivables from sale of agriculture products and farmlands leases	170,655	178,244	183,099
Receivables from hotel operations	27,340	14,106	9,954
Deferred checks received	168,430	136,118	103,631
Notes receivable	5,815	8,361	5,987
Debtors under legal proceedings	46,507	46,530	49,549
Property sales receivable (ii)	139,122	42,098	34,402
Less: provision for impairment of trade receivables	(73,577)	(70,140)	(119,600)
Current trade receivables	714,850	555,104	461,009
Prepayments	69,547	58,906	64,923
VAT receivables	33,945	32,528	67,149
Gross sales tax credit	5,192	10,334	8,263
Income tax credit	14,470	28,604	75,890
Minimum Presumed Income tax ("MPIT")	68	158	226
Other tax receivables	31,697	13,305	-
Loans granted	7,951	6,164	-
Expenses and services to recover	4,874	8,610	-
Suppliers advances	66,617	107,236	24,720
Guarantee deposits	9	9,789	633
Dividends received	3,327	3,442	-
Others	18,998	23,949	16,763
Less: provision for impairment of other receivables	(293)	(132)	(92)
Current other receivables	256,402	302,893	258,475
Related parties (Note 33)	50,172	30,067	36,058
Current trade and other receivables	1,021,424	888,064	755,542
Total trade and other receivables	1,480,167	1,342,125	1,116,183

(i)	Guarantee deposits relate to certain long-term loans incurred by Brasilagro.
(ii)	Property sales receivables primarily comprise trading properties and investment properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Trade and other receivables, net (Continued)

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	(72,480)	(121,900)
Charge of the period	(12,479)	(19,117)
Unused amounts reversed	8,987	8,590
Used during the period/year	226	58,916
Receivables written off	183	1,031
Exchange differences	(515)	-
End of the period / year	(76,078)	(72,480)

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 28). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Financial assets at fair value through profit or loss

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Investment in equity securities in TGLT (i)	50,167	65,131	68,657
Investment in equity securities in Hersha (ii)	356,208	432,771	355,942
Preferred shares of Supertel (iii)	137,165	117,488	-
Ordinary shares of Supertel	471	-	-
Other equity securities in public companies	148	375	362
Don Mario S.G.R.	10,060	10,000	-
Guarantee notes	7,626	-	-
Shares	1,013	918	1,191
Non-current portion	562,858	626,683	426,152
Current
Mutual funds (Note 33)	225,627	59,889	59,064
Investment in equity securities in Hersha (ii)	39,829	-	-
Don Mario S.G.R.	708	-	-
Corporate Notes – Related Parties	5,021	-	-
Other securities in public companies	21,340	11,675	2,924
Government bonds	-	505	477
Guarantee notes	46,972	-	-
Other investments	551	-	-
Current portion	340,048	72,069	62,465
Total financial assets at fair value through profit or loss	902,906	698,752	488,617

(i)
On November 4, 2010, the Group, through APSA, acquired 5,214,662 shares of common stock of TGLT S.A. (“TGLT”) following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, at certain dates in December 2010 and January, April and August 2011, the Group acquired 42,810, 98,000, 876,474 and 262.927 additional TGLT shares for an aggregate of Ps. 56 million. As of June 30, 2012 and 2011, the Group’s interest in TGLT’s Group amounted to 9.25% and 8.87%, respectively.

(ii)
As of June 30, 2012 and July 1, 2011, the balances consists of the Group’s interest in Hersha amounted of 9.13 to 9.18%, respectively. Hersha is a Real Estate Investment Trust (REIT) listed in the NYSE, with interests in hotels throughout the United States of America.

(iii)	The balance represents the fair value of Supertel’s preferred shares, acquired in February 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Derivative financial instruments

Group’s derivative financial instruments as of December 31, 2012, June 30, 2012 and July 1, 2011 were as follows:

	December 31, 2012	June 30, 2012	July 1, 2011
Assets
Non-current
Hersha call option (i)	-	-	60,442
Foreign-currency contracts	119	-	-
Supertel Warrants (ii)	20,192	18,434	-
Total non-current	20,311	18,434	60,442
Current
Commodities	31,963	1,080	9,878
Foreign-currency contracts	87	540	7,221
Swaps	-	958	1,867
Total current	32,050	2,578	18,966
Total assets	52,361	21,012	79,408

Liabilities
Non-current
Commodities	-	22,338	-
Foreign-currency contracts	111	521	-
Total non-current	111	22,859	-
Current
Commodities	128	59	7,055
Foreign-currency contracts	27,903	18,499	1,298
Total Current	28,031	18,558	8,353
Total liabilities	28,142	41,417	8,353

(i)
As of July 1, 2011, the balance represents a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares of Hersha at an exercise price of US$ 3.00 per share. Also, if starting on August 4, 2011, the quoted market price of Hersha’s share will exceed US$ 5.00 per share during 20 consecutive trading sessions. Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values. The Group exercised the option in February, 2012 by issuing 2.5 million of ordinary shares (representing a participation of 1.7%).

(ii)	The balance represents the fair value of Supertel’s warrants, acquired in February 2012.

Additionally, the Group holds certain embedded derivative financial instruments related to borrowings. See Note 23 for further details.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Cash at bank and on hand	436,698	315,062	186,694
Short-term bank deposits	30,100	104,077	233,697
Mutual funds	57,361	52,783	274,161
Total cash and cash equivalents	524,159	471,922	694,552

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended as of December 31, 2012 and 2011.

	December 31, 2012	December 31, 2011
Profit for the period	176,718	23,321
Adjustments for:
Income tax expense	29,330	22,640
Depreciation and amortization	138,375	111,712
Gain from disposal of investment property	(53,678)	(24,727)
Gain from disposal of farmlands	(53,988)	(27,762)
Gain from disposal of property, plant and equipment	(231)	(56)
Release of investment property and property, plant and equipment	2,040	-
Dividends income	(9,812)	(5,222)
Share-based payments	4,822	3,212
(Gain) / Loss from derivative financial instruments (unrealized)	17,287	42,697
Changes in fair value of investments in financial assets	(52,925)	24,579
Interest expense, net	197,371	174,238
Changes in fair value of biological assets and agricultural produce at the point of harvest (unrealized)	(421,320)	(216,713)
Changes in net realizable value of agricultural produce after harvest	(6,811)	11,262
Provisions and allowances	66,369	24,414
Share of (profit) / loss of associates and joint ventures	(12,546)	(10,066)
Unrealized foreign exchange, net	199,458	140,980
Result from purchase of subsidiaries	(137,062)	-
Changes in operating assets and liabilities
Decrease in biological assets	327,244	220,869
Increase in inventories	(2,230)	(17,994)
Increase in trading properties	(1,633)	(22,044)
(Increase) Decrease in trade and other receivables	(21,372)	62,207
Increase in derivative financial instruments	(49,605)	(27,825)
Increase (decrease) in trade and other payables and provisions	191,288	(6,319)
Decrease in payroll and social security liabilities	(25,342)	(65,782)
Net cash generated from operating activities before income tax paid	501,747	437,621

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the six-month periods ended as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Equity settled compensation	2,275	2,018
Reimbursement of expired dividends	1,001	-
Dividends payable	(118,638)	-
Transferences of property, plant and equipment to investment properties	(9,199)	-
Increase in trading properties through a decrease in property, plant and equipment and investment properties	4,727	-
Increase in trade and other receivables through a decrease in property, plant and equipment	183	51,761
Increase in trading properties through a decrease in property, plant and equipment	4,669	-
Increase in investments in financial assets through an increase in debt	18,767	-
Increase in property, plant and equipment through an increase in trade and other payables	-	8,462
Decrease in trading properties through an increase in trade and other payables	-	13,527
Increase in trade and other receivables through an increase in trade and other payables	-	4,795
Decrease in intangible assets through a decrease in trade and other payables	-	1,153
Decrease in trade and other receivables	-	8,671
Decrease in investments in associates and joint ventures	-	16,004
Decrease in trade and other payables	-	(24,675)
Transfers of trade and other receivables to investments properties	-	3,628

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Trade and other payables

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Trade payables	-	4	47
Rent payments received in advanced	150,844	131,222	122,372
Guarantee deposits	5,718	7,236	3,876
Trade payables	156,562	138,462	126,295
Other tax payables	7,056	21,099	23,435
Deferred income	8,820	8,903	-
Shareholders´ personal tax payable	1,628	-	-
Tax amnesty plan for payable taxes	17,702	-	-
Others	250	315	5,976
Non-current other payables	35,456	30,317	29,411
Related parties (Note 33)	20	81	20
Non-current trade and other payables	192,038	168,860	155,726
Current
Trade and other payables	242,884	131,994	121,918
Accruals	99,096	99,468	115,626
Rent and services payments received in advance	241,506	55,290	203,769
Tenants deposits	14,297	-	-
Checks deferred granted	23,390	-	-
Current trade payables	621,173	286,752	441,313
Withholdings tax	1,621	11,866	17,826
Rent and service payments received in advance	539	21,941	16,004
Advances from customers	15,156	-	-
VAT payables	21,653	26,371	21,642
Gross sales tax payable	339	4,365	2,889
MPIT	11,765	9,851	7,636
Other tax payables	38,868	9,450	4,048
Tenant deposits	-	8,940	3,978
Guarantee deposits	1,971	-	-
Deferred revenue	978	135,364	1,075
Rent to be accrued	4,093	-	-
Dividends payable	125,645	34,724	5
Tax amnesty plan for payable taxes	310	5,002	3,343
Shareholders´ personal tax payable	5,690	-	4,276
Others	15,199	5,642	8,098
Current other payables	243,827	273,516	90,820
Related parties (Note 33)	92,354	36,274	56,178
Current trade and other payables	957,354	596,542	588,311
Total trade and other payables	1,149,392	765,402	744,037

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Payroll and social security liabilities

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Others	755	783	635
Non-current payroll and social security liabilities	755	783	635
Current
Provision for vacation and bonuses	53,575	86,243	65,285
Social security payable	21,702	13,346	12,763
Salaries payable	2,200	2,869	1,367
Others	1,900	1,461	1,670
Current payroll and social security liabilities	79,377	103,919	81,085
Total payroll and social security liabilities	80,132	104,702	81,720

22.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal	Tax and social security	Investments in subsidiaries	Others	Total
At July 1, 2011	19,591	670	-	393	20,654
Additions	13,790	1,697	-	90	15,577
Used during period	(9,283)	(797)	-	(126)	(10,206)
Exchange difference	463	-	-	-	463
At June 30, 2012	24,561	1,570	-	357	26,488
Additions	11,430	-	12,040	5,446	28,916
Used during period	(3,600)	(198)	-	(130)	(3,928)
Exchange difference	326	-	-	-	326
At December 31, 2012	32,717	1,372	12,040	5,673	51,802

The analysis of total provisions is as follows:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-Current	37,980	22,553	14,939
Current	13,822	3,935	5,715
	51,802	26,488	20,654

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Borrowings

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value (in millions)	December 31, 2012	June 30, 2012	July 1, 2011
Non-Current
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	-	18,314
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	106.9	-	-	70,927
CRESUD NCN Class VI due 2013	Unsecured	US$	Fixed	7.5%	34.8	-	-	99,286
CRESUD NCN Class VII due 2013	Unsecured	US$	Floating	Premium	2.1	-	-	8,209
Embedded derivative on Cresud Class VII						-	-	203
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	0.075%	60	293,971	269,922	-
CRESUD NCN Class IX due 2014 (i)	Unsecured	Ps.	Floating	Badlar + 300 Basic Points	161	-	100,606	-
CRESUD NCN Class X due 2014 (ii)	Unsecured	US$	Fixed	7.75%	31.5	100,943	138,474	-
CRESUD NCN Class X – 2nd Tranche due 2014	Unsecured	US$	Fixed	7.75%	30	98,779	-	-
CRESUD NCN Class XI due 2015 (iii)	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	80.5	59,011	58,908	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.80%	150	717,471	665,257	599,565
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	-	661,077	598,116
IRSA NCN Class III due 2020	Unsecured	Ps.	Floating	Badlar + 249 Basic Points	150	710,101	51,032	-
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%	34	41,587	114,665	-
APSA CN due 2014	Unsecured	US$	Fixed	10%	50	35	38	4,640
APSA NCN Class I due 2017	Unsecured	US$	Fixed	8.00%	120	515,132	471,750	421,498
Syndicated loan	Unsecured	Ps.	Fixed	15.01%	118	103,531	-	-
Banco M&T loan	Secured	US$	Floating	Libor + 3.25%	75	376,378	-	-
Long term loans	Unsecured	US$	Floating	Libor + 300 Basic Points or 6% (the biggest)	11	74,685	58,683	27,525
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	19,774	-	-
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	15,779	-	-
Long term loans	Secured	Rs.	Floating	TJLP + 1.95 to 3.10 and 5.5 to 10	20.5	20,491	29,617	40,645
Long term loans	Secured	Rs.	Fixed	7.23%	98.7	98,737	85,235	105,297
Other long term loans						31,351	-	-
Finance lease obligations	Secured	US$	Fixed	7.50%	-	92	-	-
Seller financing	Unsecured	US$	Fixed	11.69%	258	1,272	1,530	-
Seller financing	Secured	US$	Fixed	3.50 % and 5%	17.9	69,985	62,765	62,019
Finance lease obligations	Secured	US$	Fixed	7.75%	8,678	236	528	-
Related parties						5	-	-
Non-current borrowings						3,349,346	2,770,087	2,056,244

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value (in millions)	December 31, 2012	June 30, 2012	July 1, 2011
Current
CRESUD NCN Class III due 2012	Unsecured	Ps.	Floating	Badlar + 400 Basic Points	35.6	-	-	36,314
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	18,958	55,503
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	106.9	-	70,564	36,177
CRESUD NCN Class VI due 2013	Unsecured	US$	Fixed	7.5%	34.8	39,822	109,150	33,427
CRESUD NCN Class VII due 2014	Unsecured	US$	Floating	4% + Premium Factor	2.1	10,198	9,260	21
Embedded derivative on Cresud Class VII						70	64	-
CRESUD ON Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	5,470	4,966	-
CRESUD ON Class IX due 2014 (v)	Unsecured	Ps.	Floating	Badlar + 300 Basic Points	161	151,372	49,756	-
CRESUD ON Class X due 2014(vi)	Unsecured	US$	Fixed	7.75%	31.5	49,818	(375)	-
CRESUD NCN Class X – 2nd Tranche due 2014	Unsecured	US$	Fixed	7.75%	30	51,227	-	-
CRESUD ON Class XI due 2015 (vii)	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	80.5	(118)	(267)	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.80	150	25,252	23,175	20,960
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50	150	37,000	34,004	30,800
IRSA NCN Class III due 2013	Unsecured	Ps.	Floating	Badlar + 249 Basic Points	153	156,319	102,888	-
IRSA ON Class IV due 2014	Unsecured	US$	Fixed	7.45%	33.8	125,556	38,278	-
APSA NCN due 2014	Unsecured	US$	Fixed	10.00%	50	2	1	3
APSA NCN Class I due 2017	Unsecured	US$	Fixed	8.00%	120	3,818	4,554	4,490
APSA NCN Class II due 2012	Unsecured	Ps.	Fixed	11%		-	-	28,879
Bank overdrafts	Unsecured	Ps.	Fixed	11%		-	133,064	684,083
Bank overdrafts	Unsecured	US$	Fixed	15.85%		-	92,786	3,605
Short term loans	Unsecured	Ps.	Floating	Priv. Banks + 400 Basic Points	2	-	43,489	26,093
Short term loans	Unsecured	US$	Fixed	3.75%	26.14	-	119,716	241,301
Short term loans	Unsecured	US$	Floating	Libor + 300 Basic Points or 6% (the biggest)	15	1,619	90,393	-
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	831	-	-
Short term loans	Unsecured	Ps.	Floating	3.10%	64.2	51,840	65,903	58,571
Short term loans	Unsecured	Rs.	Fixed	7.23%		14,278
Short term loans	Secured	US$	Fixed			-	2,779	-
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	8,031
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	-	24,496	8,048
Short term loans	Secured	Rs.	Floating	-	5.8	-	6,034	-
Short term loans	Secured	Rs.	Floating	5.5 to 10 TJLP + 1.95 to 3.10		5,758	-	-
Other short term loans						120,267	-	-
Seller financing	Unsecured	US$	Fixed	11%		-	18,743	8,900
Seller financing	Secured	US$	Fixed	3.5%	18	11,738	32,122	51,197
Seller financing	Unsecured	Rs.	Floating	IGPM/CDI	102.0	101,995	91,487	151,431
Other seller - financed debt					9.9	13,339	-	-
Bank overdrafts	Unsecured	Ps.	Fixed		358.4	358,403	-	-
Finance lease obligations	Secured	US$	Fixed	7.5%	0.7	777	1,094	-
Related parties					67.4	70,156	-	-
Current borrowings						1,414,838	1,187,082	1,479,803
Total borrowings						4,764,184	3,957,169	3,536,047

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Taxation

The details of the provision for the Group’s income tax are as follows:

	December 31, 2012	December 31, 2011
Current income tax	(115,044)	(113,599)
Deferred income tax	85,714	91,192
Minimum Presumed Income Tax ("MPIT")	-	(233)
Income tax expense	(29,330)	(22,640)

The gross movement on the deferred income tax account is as follows:

	December 31, 2012	June 30, 2012
Beginning of the period/year	(549,337)	(746,027)
Exchange differences	13,850	63,582
Acquisition of subsidiaries	(26,103)	-
Charged / (Credited) to the statement of income	85,714	133,108
End of the period/year	(475,876)	(549,337)

The Group did not recognize deferred income tax assets of Ps. 41.3 million and Ps. 48.9 million as of December 31, 2012 and June 30, 2012, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Current and deferred income tax (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	December 31, 2012	December 31, 2011
Tax calculated at the tax rates applicable to profits in the respective countries	63,550	7,329
Non-deductible items:
Share of loss of associates and joint ventures	(8,834)	(15,916)
Unrecognized tax losses	(18,904)	3,995
Non-taxable income	(7,322)	28,801
Non-deductible items	3,454	3,714
Difference between the tax return and provision	(6,332)	(4,904)
Others	3,718	(379)
Income tax expense	29,330	22,640

25.	Dividends

Cash dividends in respect of the year ended as of June 30, 2012 amounted to Ps. 120 million, have been approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Revenues

	December 31, 2012				December 31, 2011
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading property	16,555	-	-	16,555	39,559	-	-	39,559
Crops	-	242,977	-	242,977	-	252,995	-	252,995
Cattle	-	34,578	1,056	35,634	-	54,343	3,015	57,358
Dairy	-	16,535	-	16,535	-	14,684	-	14,684
Sugarcane	-	110,028	-	110,028	-	87,319	-	87,319
Beef	-	-	64,594	64,594	-	-	92,750	92,750
Supplies	-	25,458	-	25,458	-	14,070	-	14,070
Agriculture products and services income	16,555	429,576	65,650	511,781	39,559	423,411	95,765	558,735
Base rent	385,444	9,885	-	395,329	307,483	9,807	-	317,290
Contingent rent	143,077	-	-	143,077	121,715	-	-	121,715
Admission rights	51,433	-	-	51,433	41,854	-	-	41,854
Parking fees	30,792	-	-	30,792	21,717	-	-	21,717
Commissions	13,053	-	-	13,053	19,624	-	-	19,624
Property management fee	16,317	-	-	16,317	7,891	-	-	7,891
Expenses and Collective Promotion Funds	299,688	-	-	299,688	253,798	-	-	253,798
Flattening of tiered lease payments	9,344	-	-	9,344	9,236	-	-	9,236
Others	1,789	-	-	1,789	1,393	-	-	1,393
Agricultural services	-	2,187	1,545	3,732	-	1,051	1,248	2,299
Advertising and brokerage fees	-	13,868	-	13,868	-	10,442	-	10,442
Rental and service income	950,937	25,940	1,545	978,422	784,711	21,300	1,248	807,259
Other revenue:					-	-	-	-
Consumer financing	1,318	-	-	1,318	3,229	-	-	3,229
Hotel operations	116,807	-	-	116,807	85,035	-	-	85,035
Others	4	2,843	16	2,863	-	747	-	747
Total group revenue	1,085,621	458,359	67,211	1,611,191	912,534	445,458	97,013	1,455,005

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Costs

	December 31, 2012				December 31, 2011
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of rental and services	-	2,378	-	2,378	-	241	-	241
Other operative costs	-	3,067	-	3,067	-	2,794	-	2,794
Cost of property operations	-	5,445	-	5,445	-	3,035	-	3,035
Crops	-	461,331	-	461,331	-	382,373	-	382,373
Cattle	-	60,807	3,000	63,807	-	73,230	3,164	76,394
Dairy	-	34,072	-	34,072	-	27,823	-	27,823
Sugarcane	-	214,645	-	214,645	-	88,222	-	88,222
Beef	-	-	64,905	64,905	-	-	89,457	89,457
Supplies	-	21,994	-	21,994	-	12,152	-	12,152
Agriculture services	-	1,394	2,079	3,473	-	612	8,487	9,099
Brokerage costs	-	12,806	-	12,806	-	8,808	-	8,808
Cost of agricultural sales and services	-	807,049	69,984	877,033	-	593,220	101,108	694,328
Cost of sale of trading properties	7,477	-	-	7,477	14,988	-	-	14,988
Cost from hotel operations	84,553	-	-	84,553	55,441	-	-	55,441
Cost of rental and services	453,142	-	-	453,142	372,963	-	-	372,963
Other costs	478	-	-	478	2,519	-	-	2,519
Total group costs	545,650	812,494	69,984	1,428,128	445,911	596,255	101,108	1,143,274

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Expenses by nature

For the six-month period ended as of December 31, 2012:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	22,342	618	502	919	-	134	68	2,105	510	27,198
Depreciation and amortization	97,548	26,091	2,393	316	-	7,471	1,797	5,735	131	141,482
Provision for impairment of receivables	-	-	-	-	-	-	-	-	4,410	4,410
Advertising, publicity and other selling expenses	71,813	1,242	64	-	-	2,452	2	94	17,499	93,166
Taxes, rates and contributions	29,543	1,950	2,885	605	-	-	241	3,571	36,144	74,939
Maintenance and repairs	103,447	2,900	9,966	1,192	29	10,978	692	7,236	35,769	172,209
Fees and payments for services	11,305	61	1,423	86	441	779	68	28,662	2,072	44,897
Director´s fees	171	-	-	-	-	-	-	48,133	-	48,304
Salaries and social security expenses	112,337	27,092	15,981	284	3	46,365	1,947	62,836	10,559	277,404
Cost of sale of properties	-	-	-	4,055	-	-	-	-	-	4,055
Food, beverage and lodging expenses	-	-	-	-	-	16,046	-	1,443	391	17,880
Changes in biological assets and agricultural produce	-	346,697	-	-	-	-	-	-	-	346,697
Supplies and labor	-	71,838	360,890	-	-	-	908	-	-	433,636
Others	4,636	1,513	2,311	20	4	328	339	14,902	16,194	40,247
Total expenses by nature	453,142	480,002	396,415	7,477	477	84,553	6,062	174,717	123,679	1,726,524

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Expenses by nature (Continued)

For the six-month period ended as of December 31, 2011:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	22,233	340	914	1,078	-	133	97	995	504	26,294
Depreciation and amortization	80,355	1,012	18,922	-	4	5,115	1,207	3,893	63	110,571
Provision for impairment of receivables.	-	-	-	-	-	-	-	-	(317)	(317)
Advertising, publicity and other selling expenses	65,758	921	248	-	-	1,443	1	1,032	8,321	77,724
Taxes, rates and contributions	20,598	580	1,676	580	-	-	11	2,914	30,584	56,943
Maintenance and repairs	83,072	2,483	10,372	900	216	9,297	90	6,037	29,506	141,973
Fees and payments for services	9,612	314	1,373	313	2,266	1,737	203	22,258	2,091	40,167
Director´s fees	-	-	-	-	-	-	-	34,521	-	34,521
Salaries and social security expenses	87,083	18,220	19,032	43	14	27,971	1,491	58,038	8,663	220,555
Cost of sale of properties	-	-	-	12,073	-	-	-	-	-	12,073
Food, beverage and lodging expenses	-	-	-	-	-	9,480	-	1,523	221	11,224
Changes in biological assets and agricultural produce	-	328,387		-	-	-	-	-	-	328,387
Supplies and labor	-	84,026	201,033	-	-	-	220	41	75	285,395
Others	4,251	1,099	2,765	1	17	265	329	13,199	6,751	28,677
Total expenses by nature	372,962	437,382	256,335	14,988	2,517	55,441	3,649	144,451	86,462	1,374,187

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Employee costs

	December 31, 2012	December 31, 2011
Salaries, bonuses and social security costs	267,226	196,189
Vacation expense	363	-
Stock options	1,313	16,299
Shared-based payments	4,037	3,199
Pension costs – defined contribution plan	274	307
Other benefits and expenses	4,191	4,561
	277,404	220,555

30.	Other operating expenses, net

	December 31, 2012	December 31, 2011
Gain from purchase of subsidiaries	137,062	-
Gain from commodity derivative financial instruments	788	24,721
Gain from disposal of other property items	231	56
Recovery of allowances	3,294	-
Tax on personal assets	(9,281)	(6,898)
Management fee	1,010	487
Contingencies	(16,244)	(6,831)
Donations	(4,209)	(5,485)
Project analysis and assessment	(4,940)	(57)
Unrecoverable VAT	(160)	(91)
Loss or recoverable value impairment	-	(46)
Others	(2,449)	3,924
Total other operating (expenses) income, net	105,102	9,780

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Financial results, net

	December 31, 2012	December 31, 2011
Finance income:
- Interest income	18,012	25,889
- Foreign exchange gains	57,872	29,433
- Dividends income	9,812	5,222
- Gain from derivative financial instruments (except commodities)	19,821	955
- Fair value gain on embedded derivatives	-	4
- Fair value gains of financial assets at fair value through profit or loss	79,093	24,829
- Others	(546)	48
Finance income	184,064	86,380

Finance costs:
- Interest expense	(215,383)	(202,409)
- Foreign exchange losses	(250,324)	(126,211)
- Fair value losses on embedded derivatives relating to borrowings	(6)	-
- Fair value losses of financial assets at fair value through profit or loss	(19,291)	(43,455)
- Loss from derivative financial instruments (except commodities)	(20,842)	(15,679)
- Other financial costs	(41,640)	(26,760)
Finance costs	(547,486)	(414,514)
Total financial results, net	(363,422)	(328,134)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Shared-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

The Group incurred in a charge of Ps. 4 million and Ps. 3.2 million for the six-month period ended December 31, 2012 and 2011, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were detailed as follows:

	December 31, 2012	June 30, 2012
A the beginning (1)	1,671,667	-
Granted	272,600	1,671,667
Exercised	-	-
Expired	-	-
At the end	1,944,267	1,671,667
(1) It is no defined the number of shares for the plan for the year 2011/2012, yet.

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

For the six-month period ended December 31, 2012, the Group incurred in a charge of Ps. 0.5 million and Ps. 0.7 million, respectively, related to the awards granted under the Brasilagro Stock Option Plan.

Movements in the number of equity-settled options outstanding under the Brasilagro Stock Option Plan were as follows:

	December 31, 2012	June 30, 2012
At the beginning	370,007	370,007
Granted	-	-
Exercised	-	-
Expired	-	-
At the end	370,007	370,007

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions

The following is a summary of the balances with related parties as of December 31, 2012:

Related party	Reference	Description of transaction	Investments in Current financial assets	Trade and other receivables, Non-Current	Trade and other receivables, Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Consultores Asset Management S.A. (CAMSA)	(1)	Reimbursement of expenses	-	-	2,499	-	(49)	-	-
		Management fees	-	-	-	-	(5,071)	-	-
Estudio Zang, Bergel & Viñes	(2)	Legal services	-	-	-	-	(509)	-	-
		Advances	-	-	218	-	-	-	-
		Advances	-	-	57	-	-	-	-
		Reimbursement of expenses	-	-	-	-	(5)	-	-
		Legal fees	-	-	68	-	(1,060)	-	-
Fundación IRSA	(3)	Reimbursement of expenses	-	-	40	-	(4)	-	-
		Donations	-	-	-	-	(1,073)	-	-
Museo de los Niños	(4)	Reimbursement of expenses	-	-	643	-	(23)	-	-
		Loans	-	-	700	-	-	-	-
Agro-Uranga S.A.	(5)	Dividends receivable	-	-	701	-	-		-
		Others	-	-	-	-	20	-	-
		Sales of inventories	-	-	1,414	-	-	-	-
Directors		Reimbursement of expenses	-	-	236	-	-	-	-
		Advances	-	-	555	-	-	-	-
		Fees	-	-	686	-	(39,037)	-	-
		CN APSA due 2014	-	-	-	-	-	(5)	-
		Guarantee deposits	-	-	-	(20)	-	-	-
		Others	-	-	-	-	(26)	-	-
Inversiones Financieras del Sur S.A.	(6)	Reimbursement of expenses	-	-	-	-	(3)	-	-
		Loans	-	-	30,944	-	(44,474)	-	-
Banco Hipotecario S.A.	(7)	Reimbursement of expenses	-	-	306	-	(81)	-	-
		Loans	-	-	10	-	-	-	-
		Others	-	-	-	-	(115)	-	-
Cyrsa S.A.	(8)	Reimbursement of expenses	-	-	1,801	-	(312)	-	-
		Loans	-	-	-	-	-	-	(70,156)
Cresca S.A.	(13)	Loans granted	-	43,352	-	-	-	-	-
		Fees	-	-	1,091	-	-	-	-
		Reimbursement of expenses	-	-	40	-	(100)	-	-
		Interests	-	8,053	-	-	-	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

Related party	Reference	Description of transaction	Investments in Current financial assets	Trade and other receivables, Non-Current	Trade and other receivables, Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Tarshop S.A.	(5)	Reimbursement of expenses	-	-	1,662	-	(21)	-	-
		Leases	-	-	8	-	-	-	-
Quality Invest S.A.	(9)	Reimbursement of expenses	-	-	-	-	(48)	-	-
		Loans	-	-	10	-	-	-	-
New Lipstick LLC	(5)	Reimbursement of expenses	-	-	1,385	-	-	-	-
		Capital contribution	-	-	-	-	(5)	-	-
Lipstick Management LLC	(5)	Reimbursement of expenses	-	-	462	-	-	-	-
IRSA Developments LP	(5)	Reimbursement of expenses	-	-	9	-	-	-	-
Elsztain Managing Partners Ltd.	(11)	Management fees	-	-	-	-	(37)	-	-
Agro Managers S.A.	(5)	Others	-	-	70	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(10)	Reimbursement of expenses	-	-	740	-	(321)	-	-
		Management fee	-	-	24	-	-	-	-
Canteras Natal Crespo S.A.	(10)	Management fee	-	-	164	-		-	-
		Constributions to be paid in	-	-	4	-	-	-	-
		Loans	-	-	93	-	-	-	-
		Reimbursement of expenses	-	-	839	-	-	-	-
Baicom Networks S.A.	(10)	Reimbursement of expenses	-	-	12	-	-	-	-
		Management fee	-	-	2	-	-	-	-
		Constributions to be paid in	-	-	131	-	-	-	-
		Loans	-	958	-	-	-	-	-
Puerto Retiro S.A.	(10)	Reimbursement of expenses	-	-	154	-	-	-	-
		Loans	-	-	2,394	-	-	-	-
Dolphin Fund PLC	(12)		138,156	-	-	-	-	-	-
Total			138,156	52,363	50,172	(20)	(92,354)	(5)	(70,156)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2012:

Related party	Reference	Leases	Fees	Sale of goods and services	Income/expenses of shared services	Interest income / (expenses)	Administrative / legal services	Donations	Others
Consultores Asset Management S.A. (CAMSA)	(1)	80	(6,751)	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	(2)	(360)	-	-	-	-	(7,169)	-	-
Fundación IRSA	(3)	-	-	-	-	-	-	(1,420)	-
Agro-Uranga S.A.	(5)	-	-	2,652	-	-	-	-	-
Directors		-	(42,439)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(6)	-	-	-	-	1,768	-	-	-
Cyrsa S.A.	(8)	-	-	-	-	(2,792)	-	-	-
Tarshop S.A.	(5)	2,730	-	-	153	(189)	-	-	-
Cresca S.A.	(13)	-	631	-	-	2,201	-	-	-
Quality Invest S.A.	(9)	-	-	-	-	10	-	-	108
Baicom Networks S.A.	(10)	-	6	-	-	47	-	-	-
Puerto Retiro S.A.	(10)	-	-	-	-	189	-	-	-
Canteras Natal Crespo S.A.	(10)	-	-	-	48	5	-	-	-
Total		2,450	(48,553)	2,652	201	1,239	(7,169)	(1,420)	108

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2011:

Related party	Reference	Leases	Fees	Income/expenses of shared services	Rent Expenses	Administrative / legal services	Interest income / (expenses)	Others
Consultores Asset Management S.A. (CAMSA)	(1)	59	(4,612)	-	-	-	-	-
Estudio Zang, Bergel & Viñes	(2)	-	(105)	-	-	-	-	-
Fundación IRSA	(3)	-	-	-	-	-	-	(1,640)
Agro-Uranga S.A.	(5)	-	-	-	-	-	-	2,059
Directors	-	-	8,022	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(6)	-	-	-	-	-	542	-
Cyrsa S.A.	(8)	2	-	-	-	-	-	-
Tarshop S.A.	(5)	2,476	-	260	-	-	-	-
Cresca S.A.	(13)	-	-	-	-	244	1	-
Canteras Natal Crespo S.A.	(10)	-	-	24	-	-	2	-
Total		2,537	3,305	284	-	244	545	419

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

(1)
The shareholders of CAMSA are Eduardo S. Elsztain, Group’s shareholder and Chairman of the Board, and Saúl Zang, Vice-Chairman of the Board. CAMSA is an advisory and consulting firm which provides advisory services to the Group. Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Group’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Group pays CAMSA an annual fee equal to 10% of the Group’s annual net income after taxes. Under the agreement, the Group is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Group must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

(2)	The Group contracts legal services from Estudio Zang, Bergel & Viñes. One of the partners of the law firm, Saúl Zang is First Vice-Chairman of the Company.
(3)
Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Eduardo S. Elsztain is the Company´s Chairman and also Chairman of IRSA. The Group makes donations to Fundación IRSA in the ordinary course of business as practicable.

(4)
Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the developments of “Museo de los Niños Abasto” and “Museo de los Niños Rosario”, which are interactive learning centers for both children and adults.

(5)	Group’s associate.
(6)
Mr. Eduardo Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and (ii) IFISA, a company incorporated under the laws of Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 30.90% of IFIS capital stock.

The Company entered into a securities loan agreement with IFISA, which granted 4,053,942 Global Depositary Shares, representing 10 ordinary shares with a face value of Ps. 1 per share of IRSA. This loan does not imply the transfer of any politic nor economic right corresponding to the values, which will be held by Cresud. Regarding voting rights, the parties agreed that the Company will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at a monthly rate equivalent to 3 month LIBOR, plus 150 basis points, and is payable in June 30, 2013.
In addition, on June 18, 2013, the Company entered into a credit facility agreement with IFISA for up to US$ 6 million. The facility accrues interest at an annual rate of 7.75% and is due on November 24, 2012. The parties agree to extend the credit facility term until November 24, 2013 at an annual interest rate of 5.5%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

(7)
The Group’s subsidiary, IRSA, holds an equity interest of 30.51% in BHSA. In the ordinary course of business, IRSA may acquire additional shares of BHSA held by the public or shareholders of the Group such as IFISA.

(8)
Cyrsa S.A. (“Cyrsa”) is a joint venture between IRSA and Cyrela Brazil Realty S.A. Empreendimentos e Participaçoes, a Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.

(9)
Quality Invest S.A. is a joint venture between the Company and Efesul S.A. (“Efesul”). The Company’s principal asset is the industrial plant owned by Nobleza Piccardo SAIC ("Nobleza"), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses.

(10)	Group’s joint venture.
(11)	A company whose directors are shareholders of Cresud.
(12)
Since 1996 the Group has been investing Dolphin Fund PLC, a mutual fund related to the Group’s President. The investment is booked as financial assets at fair value through profit or loss. As of December 31, 2012 the Group’s investments in participating units of Dolphin Fund PLC amounts to Ps. 138.2 million.

(13)
Cresca S.A. (“Cresca”) is a joint venture between the Company and Carlos Casado S.A. (“Casado”) with agriculture operations in Paraguay. The Company provides agricultural advisory services to Cresca under a 10-year agreement, automatically renewal for two additional 10-year periods, and receives management fees as follows: by way of consideration, Cresca must paid to the Group: (a) (i) an amount equal to 12% per annum on the total amount to be paid annually by Cresca for preparing the lands (from natural to productive state) in purpose of agricultural development for the first 41,930 has. and (ii) an amount equal to 10% on the concepts mentioned above from the ha. 41,931 on; and (b) an amount equal to 10% per annum on the gross margin from sales revenue less (i) direct selling expenses (including but not limited to commissions, withholding taxes, freight and any other expense arising for or from sales), (ii) direct production costs, (iii) structure costs and (iv) tax costs. In addition, Cresca entered into an agreement with the Group, which is payable at January, 2014 and bear a fixed interest rate of 12% per annum.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Significant events

Going Public - New York Stock Exchange

On October 24, 2012 Brasilagro informed its shareholders that it is planning to list its shares in the US Stock Exchange by issuing ADRs (American Depositary Receipts). This process was commenced on November 8, 2012.

APSA

On November 14, 2012, APSA’s Board of Directors approved the subscription of a syndicated loan contract entered into by different banking institutions for the amount of Ps. 118,000. Principal shall be payable in nine quarterly and consecutive installments and shall accrue interest at a fixed annual nominal rate of 15.01%. Interests shall be payable on a monthly basis.

35.	Subsequent events

-       Significant sale of investment properties

On January 8, 2013, IRSA sold several functional units (stores and parking spaces) of the building “Costeros Dique IV”. The total price of the transaction was Ps. 9.2 million.

-      Sale of Hersha’s shares

During January and February 2013, The Group through its subsidiaries sold 1,619,729 shares of Hersha´s common stock for a total of approximately US$ 8.5 million.

-       Partial repayment of amounts owed by Quality Invest S.A (Quality)

In January 2013, Quality made a partial payment of the third installment of the amounts due for the acquisition of the Nobleza Piccardo S.A.I.C. y F. property, for US$ 2 million.

-       Conversion of APSA´s Convertible notes

On January 24, 2013 one of the holders of APSA´s ONC exercised their conversion right. Therefore, 223,456 ordinary shares were issued of Ps. 0.1 face value each and ONC for US$ 0.07 were derecognized.

Free translation from the original prepared in Spanish for publication
Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
CUIT: 30-50930070-0
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of December 31, 2012, and the related unaudited condensed interim consolidated statements of income, unaudited condensed interim consolidated statements of comprehensive income for the six and three-month periods ended December 31, 2012, and unaudited condensed interim consolidated statements of changes of shareholders’ equity and unaudited condensed interim consolidated statements of cash flows for the six-month period ended December 31, 2012 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards. The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.
As mentioned in Note 2.1 to the unaudited condensed interim consolidated financial statements, these unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.4 to these unaudited condensed interim consolidated financial statements. The amounts included in the reconciliations shown in Note 2.4 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

Free translation from the original prepared in Spanish for publication

Limited Review Report (Continued)

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) and the Additional Information to the notes to the unaudited condensed interim consolidated financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2012, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3.509.636, which was not callable at that date.

Autonomous City of Buenos Aires, February 18, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2012 and for the six-month periods ended December 31, 2012 and 2011

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2012 and June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2012	06.30.2012	07.01.2011
ASSETS
Non-current assets
Investment properties	7	25,885	15,995	25,078
Property, plant and equipment	8	373,986	360,329	311,739
Intangible assets	10	19,659	20,151	21,023
Biological assets	11	180,664	181,820	198,997
Investments in subsidiaries, associates and joint ventures	6	2,790,330	2,656,655	2,656,852
Trade and other receivables	13	145,469	159,265	65,078
Investment in financial assets	14	21	21	21
Total Non-current Assets		3,536,014	3,394,236	3,278,788
Current Assets
Trading property	9	4,678	-	-
Biological assets	11	103,505	67,360	89,811
Inventories	12	92,752	116,970	151,241
Trade and other receivables	13	231,746	222,344	262,717
Derivative financial instruments	15	1,931	2,160	4,786
Investment in financial assets	14	-	881	-
Cash and cash equivalents	16	26,849	8,194	24,979
Total Current Assets		461,461	417,909	533,534
TOTAL ASSETS		3,997,475	3,812,145	3,812,322
SHAREHOLDERS EQUITY
Share Capital		496,562	496,562	496,562
Treasury Stock		5,001	5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	166,218	166,218
Share Premium		773,079	773,079	773,079
Share Warrants		106,264	106,263	106,263
Cumulative Translation Adjustment		(33,723)	(81,939)	-
Equity-settled compensation		7,703	4,540	1,012
Legal reserve		46,835	42,922	32,293
Others reserves		337,065	389,202	320,064
Retained earnings		756,773	666,611	829,207
Change in non-controlling interest		(8,014)	(9,596)	-
TOTAL SHAREHOLDERS EQUITY		2,552,970	2,558,863	2,729,699
LIABILITIES
Non-current liabilities
Trade and other payables	17	1,681	1,863	16,593
Borrowings	20	686,177	649,457	204,645
Deferred income tax liabilities	21	16,467	61,025	112,764
Provisions	19	1,571	1,577	1,681
Total Non-current Liabilities		705,896	713,922	335,683
Current Liabilities
Trade and other payables	17	240,848	95,966	176,155
Payroll and social security liabilities	18	25,297	38,785	28,393
Borrowings	20	472,452	404,550	541,720
Derivative financial instruments	15	-	59	672
Provisions	19	12	-	-
Total Current Liabilities		738,609	539,360	746,940
TOTAL LIABILITIES		1,444,505	1,253,282	1,082,623
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,997,475	3,812,145	3,812,322

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income
for the six-month periods ended December 31, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months			Three months
	Note	2012	2011		2012	2011
Revenues	23	235,842	233,855		100,948	82,379
Costs	24	(325,931)	(321,141)		(161,225)	(143,737)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		137,829	135,341		81,618	79,590
Changes in net realizable value of agricultural produce after harvest		12,327	2,541		626	(1,127)
Gross Profit		60,067	50,596		21,967	17,105
General and administrative expenses	25	(26,705)	(22,935)		(12,023)	(11,161)
Selling expenses	25	(48,033)	(38,006)		(20,128)	(11,285)
Management fees		(6,751)	(4,612)		(6,751)	(4,496)
Other operating loss net	27	(7,302)	(6,380)		(352)	(5,604)
Loss from Operations		(28,724)	(21,337)		(17,287)	(15,441)
Share of profit of subsidiaries, associates and joint ventures	6	156,958	43,990		131,572	110,859
Profit Before Financing and Taxation		128,234	22,653		114,285	95,418
Finance income	28	17,307	13,691		8,490	7,461
Finance costs	28	(129,339)	(84,798)		(70,313)	(46,780)
Financial results, net	28	(112,032)	(71,107)		(61,823)	(39,319)
Profit / (Loss) Before Income Tax		16,202	(48,454)		52,462	56,099
Income tax gain	21	44,558	27,743		24,816	18,327
Profit / (Loss) for the period		60,760	(20,711)		77,278	74,426

Profit / (Loss) per share for the period (1):
Basic		0.12	(0.04)
Diluted		0.11	-	(1)

(1)	Due to the loss for the period 2011, there is no diluted effect of this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	2012	2011	2012	2011
Profit / (Loss) for the period	60,760	(20,711)	77,278	74,426
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	56,547	(71,999)	34,050	11,045
Other Comprehensive Income / (Loss) for the Period (i)	56,547	(71,999)	34,050	11,045
Total comprehensive income / (loss) for the Period	117,307	(92,710)	111,328	85,471

(i)	Items included in other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Change in non-controlling interest	Cumulative Translation Adjustment	Equity -settled compensation	Legal Reserve	Other reserves	Retained Earnings	Total shareholders’ equity
Balance at July 1, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	-	-	1,012	32,293	320,064	829,207	2,729,699
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(20,711)	(20,711)
Others comprehensive loss for the period	-	-	-	-	-	-	-	(71,999)	-	-	-	-	(71,999)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(71,999)	-	-	-	(20,711)	(92,710)
Equity-settled compensation	-	-	-	-	-	-	-	-	2,833	-	-	-	2,833
Legal Reserve	-	-	-	-	-	-	-	-	-	10,629	-	(10,629)	-
Reserve for new developments	-	-	-	-	-	-	-	-	-	-	69,138	(69,138)	-
Acquisition of non-controlling interest	-	-	-	-	-	-	(16,840)	-	-	-	-	-	(16,840)
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(63,800)	(63,800)
Unpaid expired dividends	-	-	-	-	-	-	-	-	-	-	-	2,301	2,301
Balance at December 31, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	(16,840)	(71,999)	3,845	42,922	389,202	667,230	2,561,483

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Change in non-controlling interest	Cumulative translation adjustment reserve	Equity-settled compensation	Legal Reserve	Other Reserves	Retained Earnings	Total shareholders’ equity
Balance at July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863
Profit for the period	-	-	-	-		-	-	-	-	-	-	60,760	60,760
Others comprehensive income for the period	-	-	-	-		-	-	56,547	-	-	-	-	56,547
Total comprehensive income for the period	-	-	-	-		-	-	56,547	-	-	-	60,760	117,307
Shareholders Meeting held on 10.31.12:
- Legal Reserve	-	-	-	-	-	-	-	-	-	3,913	-	(3,913)	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	(52,137)	52,137	-
- Appropriation of retained earnings	-	-	(100,793)	-	-	(100,793)	-	-	-	-	-	100,793	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)
Acquisition of non-controlling interest	-	-	-	-	-	-	1,582	-	-	-	-	-	1,582
Equity-settled compensation	-	-	-	-	-	-	-	-	3,163	-	-	-	3,163
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1
Currency translation adjustment reclassified	-	-	-	-	-	-	-	(8,331)	-	-	-	-	(8,331)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	385	385
Balance at December 31, 2012	496,562	5,001	65,425	773,079	106,264	1,446,331	(8,014)	(33,723)	7,703	46,835	337,065	756,773	2,552,970

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2012	12.31.2011
Cash flows from operating activities:
Cash generated from operations	16	34,161	16,164
Income tax paid		-	(4,666)
Net cash generated from operating activities		34,161	11,498
Cash flow used in investing activities:
Acquisition of subsidiaries, associates and joint ventures, net of cash acquired	4	(5,695)	(150,020)
Capital contribution to subsidiaries, associates and joint ventures	6	(38,067)	-
Purchases of investment properties	7	(1,686)	-
Purchases of property, plant and equipment	8	(30,907)	(27,727)
Proceeds from sale of property, plant and equipment		120	494
Purchase of intangible assets		(21)	-
Payment of investment in financial assets		-	(659)
Proceeds from disposals of Investment in financial assets		928	-
Loans granted to subsidiaries, associates and joint ventures		(18,245)	(38,483)
Loans repayments received from subsidiaries, associates and joint ventures		29,692	-
Dividends received		117,934	136,345
Net cash provided by (used in) investing activities		54,053	(80,050)
Net Cash flows (used in) provided by financing activities:
Proceeds from issuance of non-convertible bonds		142,168	246,912
Payment of non-convertible notes		(175,471)	(31,080)
Dividend payments		(52,946)	(63,800)
Proceeds from borrowings		168,896	182,041
Repayments of borrowings		(97,259)	(236,359)
Proceeds from borrowings from subsidiaries, associates and joint ventures		-	105,625
Payments of borrowings from subsidiaries, associates and joint ventures		(186)	(107,753)
Proceeds from warrants and options		1	-
Payment of seller financing		(66)	-
Interest paid		(54,729)	(35,495)
Net Cash flows (used in) provided by financing activities		(69,592)	60,091
Net increase (decrease) in cash and cash equivalents		18,622	(8,461)
Cash and cash equivalents at beginning of period	16	8,194	24,979
Foreign exchange gain on cash and cash equivalents		33	90
Cash and cash equivalents at end of period		26,849	16,608

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 18, 2013.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”)

2.1.	Basis of preparation and transition to RT 26

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being these financial statements the first interim financial statements for the six-month periods prepared under IFRS. The Company’s transition date for the adoption of IFRS as defined by IFRS 1, First time adoption of IFRS, is July 1, 2011.

The Unaudited Condensed Interim Separate Financial Statements of the Company for the six-month periods ended December 31, 2012 and 2011 have been prepared in accordance with RT 26 of F.A.C.P.C.E., adopted by CNV. This Technical Resolution differs from International Accounting Standard (IAS) 34, Interim Financial Reporting, issued by IASB, in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with the accounting policies that the Company expects to adopt in its annual consolidated financial statements as of June 30, 2013. The accounting policies are based on IFRSs issued by the IASB and the interpretations issued by the IFRS Interpretation Committee (“IFRIC”) that the Group expects to become applicable on such date.

The separate consolidated financial statements of the Company were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some areas. To prepare these Unaudited Condensed Interim Separate Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine accounting standards in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of separate financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (December 31, 2011) and the statement of income and other comprehensive income figures for the fiscal year ended June 30, 2012 and for the six-month period ended as of December 31, 2011, and those presented in accordance with the RT 26 in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flow.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual financial statements of the Company as of June 30, 2012 prepared in accordance with Argentine accounting standards in force. Exhibit I, included in Unaudited Condensed Interim Separate Financial Statement as of September 30, 2012 and 2011, presents additional information as of June 30, 2012 and July 1, 2011 under IFRS which is considered necessary to understand these Unaudited Condensed Interim Separate Financial Statements. These Unaudited Condensed Interim Separate Financial Statements are expressed in Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the six-month periods ended as of December 31, 2012 and 2011 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended December 31, 2012 and 2011 do not necessarily reflect proportionally the Company´s results for the complete fiscal year.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the “FACPCE” and Resolutions of the CNV. IAS 1 Presentation of Financial Statements requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to Technical Resolutions No. 26 has resulted in the Company changing the format of its Statement of Income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.	Initial elections upon adoption of Technical Resolution No. 26 (“RT 26”)

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended as of June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions and exceptions afforded by IFRS 1.

In Notes 2.2. and 2.3. to the Unaudited Condensed Interim Consolidated Financial Statements of the Company indicates the exemptions and exceptions that are applicable in IFRS 1 and that have been applied in the transition from Argentine GAAP to RT 26.

2.3.	Reconciliations of Argentine GAAP to Technical Resolution No. 26 (“RT 26”)

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of FACPCE., set out below are the reconciliations of shareholders’ equity in accordance with Argentine GAAP and RT 26 as of June 30, 2012, as of December 31, 2011 and as of July 1, 2011, and the reconciliations of comprehensive income and cash flows for the year ended as of June 30, 2012 and for the six-month period ended as of December 31, 2011. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition as of July 1, 2011, as of December 31, 2011 and as of June 30, 2012 (Note 2.3.1). The second reconciliation provides an overview of the impact on net income for the six-month period ended as of December 31, 2011 and for the fiscal year ended as of June 30, 2012 (Note 2.3.2). The third reconciliation provides an overview of the impact on comprehensive income for the six-month period ended as of December 31, 2011 and for the fiscal year ended as of June 30, 2012 (Note 2.3.3).

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2           Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.1.	Summary of equity

		July 1, 2011	December 31, 2011	June 30, 2012
Shareholders’ equity under Argentine GAAP		2,101,681	2,016,761	2,063,281
Biological assets and agriculture produce at the point of harvest	(a)	30,411	1,943	1,506
Inventories	(b)	(6,313)	(6,180)	(5,233)
Pre-operating and organization expenses	(c)	(769)	(618)	(684)
Goodwill	(d)	361,326	350,619	319,255
Commodity linked debt	(e)	97	101	72
Present value accounting - tax credits	(f)	3,414	2,270	5,014
Investment in subsidiaries, associates and joint ventures	(g)	249,711	192,369	168,454
Acquisition of non-controlling interest	(h)	-	3,758	9,379
Amortization of cost of borrowing	(i)	-	-	261
Settlement of Brasilagro warrants	(j)	-	-	(2,706)
Deferred income tax	(k)	(9,859)	459	264
Shareholders’ equity under RT 26		2,729,699	2,561,482	2,558,863

2.3.2.	Summary of profit / (loss)

		Six months	Three months
		December 31, 2011	December 31, 2011	June 30, 2012
Net comprehensive income under Argentine GAAP		46,723	52,157	78,263
Biological assets and agriculture produce at the point of harvest	(a)	(28,468)	(5,411)	(28,905)
Inventories	(b)	133	2,566	1,080
Pre-operating and organization expenses	(c)	151	73	85
Goodwill	(d)	(9,812)	980	(41,029)
Commodity linked debt	(e)	4	(66)	(25)
Present value accounting - tax credits	(f)	(1,142)	(243)	1,600
Investment in subsidiaries, associates and joint ventures	(g)	(38,618)	23,264	(42,782)
Amortization of cost of borrowing	(i)	-	-	261
Deferred income tax	(k)	10,318	1,106	10,123
Net comprehensive loss under RT 26		(20,711)	74,426	(21,329)

2.3.3.	Summary of comprehensive income

		Six months	Three months
		December 31, 2011	December 31, 2011	June 30, 2012
Other comprehensive loss under Argentine GAAP		(63,100)	14,725	(58,692)
Goodwill	(d)	(895)	69	(1,041)
Investments in subsidiaries	(g)	(8,004)	(3,749)	(22,206)
Other comprehensive loss under Argentine RT 26		(71,999)	11,045	(81,939)

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4.	Reconciliation of cash flows for the six-month periods ended December 31, 2011

Based on IAS 7 ‘Statement of Cash Flows’ requirements, the Group has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	12,082
Proceeds from sale of properties, plant and equipment	(494)
Exchange gains on cash and cash equivalents	(90)
Cash generated from operating activities under RT 26	11,498

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(78,273)
Sale of properties, plant and equipment	494
Cash incorporated by merger	(2,271)
Cash used in investing activities under RT 26	(80,050)

(c)	Net increase in cash and cash equivalents

Net increase in cash and cash equivalents under Argentine GAAP	(6,100)
Exchange differences on cash and cash equivalents	(90)
Cash incorporated by merger	(2,271)
Net increase in cash and cash equivalents under RT 26	(8,461)

2.3.5.	Reconciliation of cash flows for the year ended June 30, 2012

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	12,176
Proceeds from sale of properties, plant and equipment	(40,051)
Cash used in operating activities under RT 26	(27,875)

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(173,480)
Proceeds from sale of properties, plant and equipment	40,051
Cash used in investing activities under RT 26	(133,429)

2.3.6.	Presentation reclassifications affecting the statement of cash flows for the six-month period ended as of December 31, 2011 and for the year ended as of June 30, 2012

Under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents were disclosed as operating activities and not by presenting a fourth cash flows statement category as required by RT. 26.

Pursuant to Argentine GAAPs, collected from the sale of property, plant and equipment (including properties classified as investment property under RT No. 26) was reported as operating activities. In accordance with RT No. 26, collected from the sale of property, plant and equipment are reported as investment activities.

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

2.3.7.	Explanation of the transition to IFRS

Argentine GAAP differs in certain significant respects from RT No. 26. Such differences involve methods of measuring the amounts shown in the financial statements, as further described below:

(a)	Biological assets and agriculture produce at the point of harvest

This adjustment is consistent with the one described in Note 2.4.7.(c) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month periods ended as of December 30, 2012 and 2011. The Company adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 30.4 million, Ps. 1.9 million and Ps. 1.5 million as of July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Company recognized an amount of Ps. 28.5 million loss in the statement of income, and the remaining amount of Ps. 30.4 million against retained earnings. For the year ended June 30, 2012, the Company recognized an amount of Ps. 28.9 million losses in the statement of income and the remaining amounts of Ps. 30.4 million against retained earnings.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(b)	Inventories

This adjustment is consistent with the one described in Note 2.4.7.(d) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended as of December 31, 2012 and 2011. The Company reduced inventories by Ps. 6.3 million, Ps. 6.2 million and Ps. 5.2 million as of July 1, 2011 and December 31, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Company recognized a gain for an amount of Ps. 0.1 million in the statement of income and the remaining amounts of Ps. 6.3 million against retained earnings. For the fiscal year ended as of June 30, 2012, the Company recognized a gain for an amount of Ps. 1.1 million in the statement of income and an amount of Ps. 6.3 million against retained earnings.

(c)	Pre-operating and organization expenses

This adjustment is consistent with the one described in Note 2.4.7.(f) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended as of December 31, 2012 and 2011. As of July 1, 2011 the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized for an amount of Ps. 0.8 million (September 30, 2011 Ps. 0.7 million; June 30, 2012 Ps. 0.7 million) of intangible assets. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Company recognized a gain for an amount of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.8 million against retained earnings. For the year ended June 30, 2012 the Company recognized a loss for an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 0.8 million against retained earnings.

(d)	Goodwill

This adjustment is consistent with the one described in Note 2.4.7.(g) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended as of December 31, 2012 and 2011. The balances of negative goodwill included in the balances of investment in subsidiaries, associates and joint venture in the statement of financial position under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 361.3 million, Ps. 350.6 million and Ps. 319.3 million as of July 1, 2011, December 31, 2011 and June 30, 2012 respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011, the Company recognized: (i) a loss for an amount of Ps. 9.8 million in the statement of income, (ii) a loss for an amount Ps. 0.9 million against comprehensive income and (iii) the remaining amounts of Ps. 361.3 million against retained earnings. For the year ended as of June 30, 2012, the Company recognized (i) a loss for Ps. 41.0 million in the statements of income, (ii) a loss for an amount Ps. 1.0 million against comprehensive income and (iii) the remaining amounts of Ps. 361.3 million against retained earnings.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(e)	Commodity linked debt

This adjustment is consistent with the one described in Note 2.4.7.(k) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended as of December 31, 2012 and 2011. The Company adjusted borrowings for an amount of Ps. 0.1 million, Ps. 0.1 million and Ps. 0.08 million as of July 1, 2011, December 31, 2011 and June 30, 2012 respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.004 million gain was recognized in the statement of income. For the fiscal year ended as of June 30, 2012, was recognized an amount of Ps. 0.1 million against retained earnings and a loss of Ps. 0.02 million in the statement of income.

(f)	Present value accounting - tax credits

This adjustment is consistent with the one described in Note 2.4.7.(m) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended as of December 31, 2012 and 2011. The Company eliminated the effect of discounting tax credits for an amount of Ps. 3.4 million, Ps. 2.3 million and Ps. 5.0 million as of July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended as of December 31, 2011 was recognized an amount of Ps. 3.4 million against retained earnings and a loss of Ps. 1.1 million in the statement of income. For the fiscal year ended as of June 30, 2012, an amount of Ps. 3.4 million was recognized against retained earnings and an amount of Ps. 1.6 million gains was recognized in the statement of income.

(g) Impact of RT 26 adjustments on investment in subsidiaries, associates and joint ventures

Argentine GAAP - Investments in entities in which the Company exercises control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

RT 26 – As in mentioned in Note 2.1 the Company also accounts for these investments under the equity method of accounting. However, the Company has assessed the impact of RT 26 adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

A description of the most significant RT 26 adjustments to the Shareholders’ equity, net income of subsidiaries is included in Notes 2.4.7.(a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (l), (m), (n), (o), (p), (r), (t), (u) and (v) to the Unaudited Condensed Interim Consolidated Financial Statements.

As a result, the net equity of the subsidiaries, associates and joint ventures was increased by Ps. 249.7 million, Ps. 192.4 million and Ps. 168.5 million as of July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011, (i) the amount of Ps. 249.7 million was recognized against retained earnings, (ii) an amount of Ps. 8.0 million loss was recognized as comprehensive income, (iii) an amount of Ps. 38.6 million loss was recognized in the statement of income and (iv) Ps. 10.7 million were recognized as a debit in the statements in shareholder´s equity. For the fiscal year ended as of June 30, 2012, (i) the amount of Ps. 249.7 million were recognized against retained earnings, (ii) an amount of Ps. 22.2 million loss were recognized against comprehensive income, (iii) an amount of Ps. 42.8 million loss were recognized in the statement of income and (iv) Ps. 16.2 million were recognized as a debit in the statements in shareholders’ equity.

(h)	Acquisition of non-controlling interest

This adjustment is consistent with the one described in Note 2.4.7.(p) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended as of December 31, 2012 and 2011. As of December 31, 2011, the Company recognized a credit of Ps. 3.8 million in equity. Additionally, as of June 30, 2012 the Company recognized a credit of Ps. 9.4 million in shareholders’ equity.

(i)	Amortization of transaction costs of borrowings

This adjustment is consistent with the one described in Note 2.4.7.(r) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended as of December 31, 2012 and 2011. The Company recognized a gain for the difference in amortization of transaction costs on borrowings for an amount of Ps. 0.3 million as of June 30, 2012 in the statements of income.

(j)	Settlement of BrasilAgro warrants

This adjustment is consistent with the one described in Note 2.4.7.(s) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended as of December 31, 2012 and 2011. The Company writes off the assets for an amount of Ps. 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(k)	Deferred tax

This adjustment is consistent with the one described in Note 2.4.7 (u) to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended as of December 31, 2012 and 2011. The Company has assessed the impact of all RT 26 adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 9.9 million, Ps. 0.4 million and Ps. 0.3 million as of July 1, 2011, December 31, 2011 and June 30, 2012.respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011 an amount of Ps. 9.9 million was recognized against retained earnings and an amount of Ps. 10.3 million gain was recognized in the statement of income. For the period ended June 30, 2012 were recognized an amount of Ps. 9.9 million against retained earnings and an amount of Ps. 10.1 million gain was recognized in the statements of income.

2.4.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under IFRSs as of June 30, 2012, (which are stated in Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011) and are based upon such IFRSs expected to be in force as of June 30, 2013 (except for the recognition criteria of investments in subsidiaries, jointly-controlled entities and associates), as described in Note 2.1. The most significant accounting policies are described in Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual financial statements relative to the year ended June 30, 2012 described in Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

4.	Acquisition and disposals

See summary of acquisition and disposal of the Company for the six-month period ended as of December 31, 2012 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial Risk management

5.1.	Financial risk

The Company’s activities are exposed to several financial risks, namely: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Exhibit I included in Unaudited Condensed Interim Separate Financial Statements as of September 30, 2012 and 2011, provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Company.

5.2.	Fair value estimates

Since June 30, 2012 there have been no reclassifications of financial assets.

Additionally, since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiary, for the six-month period ended as of December 31, 2012 and for the fiscal year ended as of June 30, 2012:

	December 31, 2012	June 30, 2012
Beginning of the period / year	2,656,655	2,645,821
Acquisition of subsidiaries	7,274	160,257
Capital contribution	38,067	76,659
Disposal of subsidiaries	-	(26,004)
Share of profit, net	156,958	77,421
Exchange differences	48,217	(81,941)
Share-based payments reserve	2,275	2,749
Dividend payments	(119,499)	(200,607)
Reimbursement of expired dividends	383	2,300
End of the period / year	2,790,330	2,656,655

See changes in Company’s investment in associates and joint ventures for the six-month periods ended as of December 31, 2012 and 2011 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

7.	Investment properties

Changes in Company’s investment properties for the six-month period ended as of December 31, 2012 and for the fiscal year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	15,995	25,078
Additions	1,686	616
Reclassifications of Property, plant and equipment	9,199	1,873
Reclassifications to trading properties	(811)	-
Disposals	(2)	(11,256)
Depreciation charge (i)	(182)	(316)
End of the period / year	25,885	15,995

(i)	Depreciation charges of investment property were included in “Costs” in the Statement of Income. (Note 24).

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	December 31, 2012	December 31, 2011
Rental and service income	9,899	9,817

8.	Property, plant and equipment, net

Changes in Company’s property, plant and equipment ("PPE") for the six-month period ended as of December 31, 2012 and for the fiscal year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	360,329	311,739
Additions	30,991	60,422
Reclassifications to investment properties	(9,199)	(1,873)
Reclassifications to trading properties	(3,818)	-
Disposals	(312)	(2,195)
Depreciation charge (i)	(4,005)	(7,764)
End of the period / year	373,986	360,329

(i)
For the six-month period ended as of December 31, 2012, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 270 under the line item “General and administrative expenses” and Ps. 3,735 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2012, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 479 under the line item “General and administrative expenses” and Ps. 7,285 under the line item “Cost” in the Statement of Income.

9.	Trading properties

	December 31, 2012	June 30, 2012
Beginning of the period / year	-	-
Reclassifications from investment properties and PPE	4,678	-
End of the period / year	4,678	-

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Intangible assets, net

Changes in Company’s intangible assets for the six-month period ended as of December 31, 2012 and for the fiscal year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	20,151	21,023
Additions	21	86
Amortization charge (i)	(513)	(958)
End of the period / year	19,659	20,151

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. There are no impairment charges for any of the periods presented.

11.	Biological assets

Changes in Company’s biological assets for the six-month period ended as of December 31, 2012 and for the fiscal year ended as of June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	249,180	288,808
Increase due to purchases	397	17,296
Initial recognition and changes in fair value of biological assets	120,273	303,857
Decrease due to harvest	(52,965)	(235,550)
Decrease due to sales	(32,103)	(123,607)
Decrease due to consumption	(613)	(1,624)
End of the period / year	284,169	249,180

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.           Biological assets (Continued)

Biological assets as of December 31, 2012, June 30, 2012 and July 1, 2011 were as follows:

	Classification	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Cattle for dairy production	Production	25,592	25,894	22,269
Breeding cattle	Production	145,484	146,169	168,731
Other cattle	Production	6,382	6,939	4,297
Others biological assets	Production	3,206	2,818	3,700
Non-current biological assets		180,664	181,820	198,997
Current
Cattle for dairy production	Consumable	453	93	5
Breeding cattle	Consumable	32,564	36,116	41,840
Other cattle	Consumable	791	757	506
Crops	Consumable	69,697	30,394	47,460
Current biological assets		103,505	67,360	89,811
Total biological assets		284,169	249,180	288,808

12.	Inventories

	December 31, 2012	June 30, 2012	July 1, 2011
Current
Crops	18,795	73,776	95,501
Materials and inputs	66,321	29,927	47,939
Seeds and fodders	7,636	13,267	7,801
Total inventories	92,752	116,970	151,241

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Trade and other receivables

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
VAT receivables	18,433	16,189	19,813
Minimum Presumed Income tax	58,154	53,072	45,265
Non-current other receivables	76,587	69,261	65,078
Related parties (Note 30)	68,882	90,004	-
Non-current trade and other receivables	145,469	159,265	65,078
Current
Receivables from sale of agricultural products and services	23,859	45,671	46,669
Deferred checks received	7,370	7,983	4,929
Debtors under legal proceedings	322	322	322
Less: provision for impairment of trade receivables	(396)	(474)	(619)
Trade receivables, net	31,155	53,502	51,301
Prepayments	36,734	17,938	23,913
VAT receivables	5,663	5,873	9,126
Income tax prepayments	12,057	13,744	10,885
Loans	2,309	-	-
Gross sales tax credit	4,712	5,886	3,448
Other tax receivables	2,223	1,509	436
Advance payments	94	2,330	1,298
Expenses and services to recover	3,006	3,616	7,235
Others	127	954	4,048
Current other receivables, net	66,925	51,850	60,389
Related parties (Note 30)	133,666	116,992	151,027
Current trade and other receivables, net	231,746	222,344	262,717
Total trade and other receivables	377,215	381,609	327,795
Movements on the Company’s provision for impairment of trade receivables is as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	474	619
Charge	9	192
Unused amounts reversed / uses	(87)	(337)
End of the period / year	396	474

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Investment in Financial Assets.

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Shares	21	21	21
Total Non-Current	21	21	21

Current
Mutual funds	-	881	-
Total current	-	881	-
Total Investment in Financial Assets	21	902	21

15.	Derivative financial instruments

Derivative financial instruments of the Company as of December 31, 2012, June 30, 2012 and July 1, 2011 are as follows:

	December 31, 2012	June 30, 2012	July 1, 2011
Assets
Current
Commodities	1,931	1,202	2,919
Swaps	-	958	1,867
Total current	1,931	2,160	4,786
Total assets	1,931	2,160	4,786

Liabilities
Current
Commodities	-	(59)	(672)
Total current	-	(59)	(672)
Total liabilities	-	(59)	(672)

Additionally, the Company holds certain embedded derivative financial instruments related to borrowings. See Note 20 for further details.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Cash at bank and on hand	26,758	8,136	5,886
Mutual funds	91	58	19,093
Total cash and cash equivalents	26,849	8,194	24,979

Following is a detailed description of cash flows generated by the Company’s operations for the six-month period ended as of December 31, 2012 and 2011.

	December 31, 2012	December 31, 2011
Profit / (Loss) for the period	60,760	(20,711)
Adjustments for:
Income tax expense	(44,558)	(27,743)
Depreciation	4,187	4,287
Amortization	513	376
Gain from disposal of property, plant and equipment	(149)	-
Release of properties, plant and equipment	152	-
Options Granted to Employees	887	815
Unrealized Loss / (Gain) on derivative financial instruments	(253)	1,069
Changes in fair value of financial assets at fair value through profit or loss	(47)	-
Accrued interest, net	52,771	39,738
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce	(97,566)	(98,205)
Changes in net realizable value of agricultural produce after harvest	(12,327)	(2,541)
Provisions and allowances	7,568	4,565
Share of (profit) / loss of Investment in subsidiaries, associates and joint ventures	(156,958)	(43,990)
Unrealized foreign exchange loss, net	58,830	25,487
Changes in operating assets and liabilities
Decrease in biological assets	62,539	50,849
Decrease in inventories	36,545	67,187
Decrease in trade and other receivables	4,257	66,701
Decrease in derivative financial instruments	417	2,007
(Increase) / decrease in trade and other payables	70,081	(44,788)
Decrease in payroll and social security liabilities	(13,488)	(8,939)
Net cash generated from operating activities before income tax paid	34,161	16,164

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Cash flow information (Continued)

The following table shows a detail of non-cash transaction occurred for the six-month period ended as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Non-cash activities:
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	-	(27,205)
Reimbursement of expired dividends	383	-
Share – based payments reserve	2,275	1,369
Transfers of property, plant and equipment to investment properties	(9,199)	-
Increase in trade and other receivables through a decrease in property, plant and equipment	183	-
Increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(48,218)	(77,825)
Increase in trading properties through a decrease in property, plant and equipment and investment properties	4,678	-
Unpaid dividends	67,054	-

17.	Trade and other payables

	December 31, 2012	June 30, 2012	July 1, 2011
Tax on shareholders’ personal assets	1,628	1,781	2,086
Investments in subsidiaries, associates and joint ventures	-	-	11,031
Others	53	82	3,476
Non-current other payables	1,681	1,863	16,593
Non-current trade and other payables	1,681	1,863	16,593
Current
Trade payables	62,988	26,840	63,391
Accruals	24,660	22,926	50,893
Trade payables	87,648	49,766	114,284
Rent and service payments received in advanced	370	163	-
Income from leases to be accrued	4,093	173	54
Guarantee deposits	1,971	6,995	-
Dividends payable	67,054	-	-
Gross sales tax	91	485	435
Tax payment plans	310	310	305
Other tax payables	18	57	22
Tax withholdings	391	1,201	672
Others	5,690	4,788	5,555
Current other payables	79,988	14,172	7,043
Related parties (Note 30)	73,212	32,028	54,828
Current trade and other payables	240,848	95,966	176,155
Total trade and other payables	242,529	97,829	192,748

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Payroll and social security liabilities

	December 31, 2012	June 30, 2012	July 1, 2011
Current
Provision for vacation and bonuses	19,373	33,754	23,868
Social security payable	5,340	3,992	4,176
Salaries payable	-	139	349
Others	584	900	-
Current payroll and social security liabilities	25,297	38,785	28,393
Total payroll and social security liabilities	25,297	38,785	28,393

19.	Provisions

The table below shows the movements in Company's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security claims	Total
At July 1, 2011	1,681	-	1,681
Additions	181	5	186
Used during year	(290)	-	(290)
At June 30, 2012	1,572	5	1,577
Additions	9	-	9
Used during period	(3)	-	(3)
At December 31, 2012	1,578	5	1,583

The analysis of total provisions was as follows:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current	1,571	1,577	1,681
Current	12	-	-
	1,583	1,577	1,681

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Borrowings

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in millions)	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	-	18,314
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 bps	106.9	-	-	70,927
CRESUD NCN Class VI due 2013 (viii)	Unsecured	US$	Fixed	7.75%	34.8	-	-	106,895
CRESUD NCN Class VII due 2014	Unsecured	US$	Floating	4%+ Prize Factor	2.1	-	-	8,509
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	293,971	269,922	-
CRESUD NCN Class IX due 2014 (i)	Unsecured	Ps.	Floating	Badlar + 300 bps	161	-	106,606	-
CRESUD NCN Class X due 2014 (ii)	Unsecured	US$	Fixed	7.75%	31.5	103,086	141,432	-
CRESUD NCN Class X – 2° tranche due 2014	Unsecured	US$	Fixed	7.75%	30	98,779	-	-
CRESUD NCN Class XI due 2015 (iii)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	80,011	79,908	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	11.4	74,685	51,540	-
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 días	20	19,774	-	-
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	15,779	-	-
Finance lease obligations	Secured	US$	Fixed	7.50%	-	92	49	-
Non-current borrowings						686,177	649,457	204,645
Current
CRESUD NCN Class III due 2012	Unsecured	Ps.	Floating	Badlar + 400 bps	35.6	-	-	36,575
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	18,958	55,811
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 bps	106.9	-	70,564	35,864
CRESUD NCN Class VI due 2013 (iv)	Unsecured	US$	Fixed	7.75%	34.8	42,909	114,814	35,839
CRESUD NCN Class VII due 2014	Unsecured	US$	Floating	4%+ Prize Factor	2.1	10,198	9,260	(32)
Embedded derivative on Cresud ON Series VII						70	64	203
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	5,470	4,966	-
CRESUD NCN Class IX due 2014 (v)	Unsecured	Ps.	Floating	Badlar + 300 bps	161	160,416	52,790	-
CRESUD NCN Class X due 2014 (vi)	Unsecured	US$	Fixed	7.75%	31.5	50,896	(375)	-
CRESUD NCN Class X – 2nd tranche due 2014	Unsecured	US$	Fixed	7.75%	30	51,227	-	-
CRESUD NCN Series XI due 2015 (vii)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	(10)	(185)	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	1,619	811	-
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 días	20	831	-	-
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	8,031	-	-
Other borrowings.				-	-	68,888	119,716	115,168
Finance lease obligations	Secured	US$	Fixed	7.50%	-	130	151	-
Bank overdrafts	Unsecured	Ps.	Fixed			71,777	13,016	262,292
Current borrowings						472,452	404,550	541,720
Total borrowings						1,158,629	1,054,007	746,365

(i)	It includes an outstanding balance of Ps. 2,160 and Ps. 3,840 with Emprendimiento Recoleta S.A. (“ERSA”) and Panamerican Mall S.A. (“PAMSA”), respectively as of June 30, 2012.
(ii)	It includes an outstanding balance of Ps. 2,958 with ERSA as of June 30, 2012 and it includes a balance of Ps. 2,143 with ERSA as of December 31, 2012.
(iii)	It includes an outstanding a balance of Ps. 7,560 and Ps. 13,440 with ERSA and PAMSA, respectively, as of June 30, 2012 and December 31, 2012.
(iv)	It includes an outstanding a balance of Ps. 5,659, Ps. 3,087 and Ps. 2,615 with ERSA, as of June 30, 2012, December 31, 2012 and July 1, 2011, respectively.
(v)
It includes an outstanding balance of Ps. 1,092 and Ps. 1,941 with ERSA and PAMSA, respectively, as of June 30, 2012. It includes Ps. 3,256 and Ps. 5,788 with ERSA and PAMSA, respectively, as of December 31, 2012.

(vi)	It includes an outstanding balance of Ps. 6 with ERSA as of June 30, 2012 and Ps. 1,078 as of December 31, 2012.
(vii)
It includes an outstanding balance of Ps. 29 and Ps. 52 with ERSA and PAMSA, respectively, as of June 30, 2012. It includes Ps. 39 and Ps. 69 with ERSA and PAMSA, respectively, as of December 31, 2012.

(viii)	It includes an outstanding balance of Ps. 7,706 with ERSA as of July 1, 2011.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Taxation

The details of the provision for the Company’s income tax were as follows:

	December 31, 2012	December 31, 2011
Deferred income tax	44,558	27,770
Income tax gain	-	(27)
Income tax gain	44,558	27,743

The gross movement on the deferred income tax account was as follows:

	December 31, 2012	June 30, 2012
Beginning of period/year	61,025	112,764
Charged to the statement of income	(44,558)	(51,739)
End of period/year	16,467	61,025

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	December 31, 2012	December 31, 2011
Tax calculated at the tax applicable tax rate in effect	(5,671)	16,959
Tax effects of:
Income on equity investees, associates and joint ventures	54,935	15,397
Donations	(34)	(297)
Tax on personal assets	(1,991)	(1,702)
Shares sale	-	(2,201)
Others	(2,681)	(413)
Income tax expense	44,558	27,743

22.	Dividends

Cash dividends for the year ended June 30, 2012 amounted to Ps. 120 million, which were approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2012.

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Revenues

	December 31, 2012	December 31, 2011
Crops	165,509	151,511
Cattle	35,854	56,151
Milk	16,535	14,684
Supplies	6,806	642
Rentals	9,899	9,817
Agricultural Services	1,239	1,050
Total revenue	235,842	233,855

24.	Costs

	December 31, 2012	December 31, 2011
Crops	217,923	209,138
Cattle	61,123	80,691
Milk	34,072	27,823
Supplies	5,974	326
Agriculture services	1,394	612
Leases	2,378	241
Others costs	3,067	2,310
Total costs	325,931	321,141

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature

For the six-month period ended as of December 31, 2012:

	Costs
	Cost of agricultural sales and services	Cost of agriculture production	Other costs	General and administrative expenses	Selling expenses	Total
Salaries and social security expenses	214	14,178	1,868	15,690	1,482	33,432
Directors´ fees	-	-	-	1,485	-	1,485
Fees and payments for service	-	1,060	68	1,863	372	3,363
Changes in biological assets and agricultural produce	184,862	-	-	-	-	184,862
Export expenses	-	-	-	-	7,357	7,357
Leases and expenses	-	502	68	1,189	77	1,836
Maintenance and repairs	5	3,532	286	10	-	3,833
Depreciation and amortization	31	2,105	1,797	770	25	4,728
Other taxes, rates and contributions	4	2,885	241	840	7,127	11,097
Freights	-	3,752	24	6	24,100	27,882
Bank expenses	-	2	1	1,150	-	1,153
Supplies and labor	97	101,915	904	-	-	102,916
Public services and post	6	401	175	121	4	707
Travel expenses and stationery	-	1,957	340	1,723	118	4,138
Other personnel administrative expenses	4	1,266	78	738	53	2,139
Cleaning	-	91	3	77	7	178
Insurance	6	382	153	318	4	863
Security and surveillance	4	158	6	6	-	174
Communication	18	271	44	718	29	1,080
Advertising	-	-	2	-	573	575
Bank commissions and expenses	-	161	-	-	878	1,039
Doubtful accounts	-	-	-	-	9	9
Recovery of impairment of receivables	-	-	-	-	(66)	(66)
Packaging and shipping	-	-	-	-	5,884	5,884
Others	-	-	4	1	-	5
Total expenses by nature	185,251	134,618	6,062	26,705	48,033	400,669

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature (Continued)

For the six-month period ended as of December 31, 2011:

	Costs
	Cost of agricultural sales and services	Cost of agriculture production	Other costs	General and administrative expenses	Selling expenses	Total
Salaries and social security expenses	317	10,518	1,095	14,409	1,430	27,769
Directors´ fees	-	-	-	1,081	-	1,081
Fees and payments for service	-	993	119	2,138	274	3,524
Changes in biological assets and agricultural produce	193,382	-	-	-	-	193,382
Export expenses	-	-	-	-	575	575
Leases and expenses	-	364	74	1,161	110	1,709
Services hired	-	473	-	-	-	473
Maintenance and repairs	32	2,332	10	9	1	2,384
Depreciation and amortization	31	1,883	1,190	660	42	3,806
Taxes, rates and contributions	-	1,676	3	103	6,394	8,176
Freights	1	3,426	12	4	23,308	26,751
Bank expenses	-	-	-	587	-	587
Supplies and labor	-	98,847	220	-	-	99,067
Public services and post	21	326	24	51	3	425
Travel expenses and stationery	1	1,330	262	1,091	288	2,972
Other personnel administrative expenses	4	923	94	675	47	1,743
Cleaning	-	73	1	56	8	138
Insurance	17	311	15	231	12	586
Security and surveillance	2	124	1	24	-	151
Communication	28	386	21	655	33	1,123
Advertising	-	-	-	-	437	437
Bank commissions and expenses	-	-	-	-	984	984
Recovery of impairment of receivables	-	-	-	-	(35)	(35)
Packaging and shipping	-	-	-	-	4,094	4,094
Others	1	156	22	-	1	180
Total expenses by nature	193,837	124,141	3,163	22,935	38,006	382,082

31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Employee costs

	December 31, 2012	December 31, 2011
Wages, salaries, bonuses and social security cost	32,271	26,655
Other expenses and benefits	2,139	1,743
Share-based compensation	887	807
Pension costs – defined contribution plan	274	307
	35,571	29,512

27.	Other operating expenses, net

	December 31, 2012	December 31, 2011
Project analysis and assessment	(220)	(57)
Management fee	679	535
Loss from commodity derivative financial instruments	(1,986)	(1,073)
Gain from disposal of property, plant and equipment	149	15
Tax on shareholders personal assets	(5,690)	(4,863)
Donations	(97)	(850)
Contingencies	(394)	(267)
Others	257	180
Total other operating expenses, net	(7,302)	(6,380)

32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Financial results, net

	December 31, 2012	December 31, 2011
Finance income:
- Interest income	6,127	5,774
- Foreign exchange gains	11,002	6,962
- Gain from interest rate/foreign exchange rate derivative financial instruments (except commodities)	43	955
- Fair value gains of financial assets at fair value through profit or loss	135	-
Finance income	17,307	13,691

Finance costs:
- Interest expense	(58,898)	(46,701)
- Foreign exchange losses	(63,291)	(31,301)
- Fair value losses on embedded derivatives relating to borrowings	(6)	-
- Fair value losses of financial assets at fair value through profit or loss	-	(88)
- Tax on bank account operations	(5,599)	(5,236)
- Others finance costs	(1,545)	(1,472)
Finance costs	(129,339)	(84,798)
Total financial results, net	(112,032)	(71,107)

29.	Shared-based payments

See Note 25, Exhibit 1 included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions

The following is a summary of the balances and transactions with related parties as of December 31, 2012:

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Agropecuaria Acres del Sud S.A.	(6)	Loans	13,543	-	-	-	-
		Reimbursement of expenses	-	39	-	-	-
		Fees	-	1,919	-	-	-
Ombú Agropecuaria S.A.	(6)	Loans	25,463	-	-	-	-
		Fees	-	516	-	-	-
Yuchán Agropecuaria S.A.	(6)	Loans	13,626	-	-	-	-
		Fees	-	516	-	-	-
Yatay Agropecuaria S.A.	(6)	Loans	12,050	-	-	-	-
		Fees	-	516	-	-	-
Cresca S.A.	(7)	Reimbursement of expenses	-	40	(100)		-
		Fees	-	1,091	-	-	-
FyO Trading S.A.	(6)	Reimbursement of expenses	-	1	-	-	-
Futuros y Opciones.Com S.A.	(6)	Brokerage	-	12,157	-	-	-
		Reimbursement of expenses	-	17	(49)	-	-
Agro-Uranga S.A.	(4)	Dividends receivable	-	701	-	-	-
		Sales of inventories	-	1,414	-	-	-
Directors		Reimbursement of expenses	-	79	-	-	-
		Advances	-	555	-	-	-
		Fees	-	-	(821)	-	-
		Others	-	-	(26)	-	-
Consultores Asset Management S.A.	(1)	Reimbursement of expenses	-	94	(8)	-	-
		Management fees	-	-	(5,071)	-	-
Estudio Zang, Bergel & Viñes	(2)	Advances	-	176	-	-	-
		Legal services	-	-	(493)	-	-
Fundación IRSA	(3)	Donations	-	-	(1,073)	-	-
Inversiones Financieras del Sur S.A.	(5)	Loans	-	30,813	(44,474)	-	-

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Banco Hipotecario S.A.	(4)	Others	-	-	(115)	-	-
Cyrsa S.A.	(7)	Reimbursement of expenses	-	807	(61)	-	-
Alto Palermo S.A.	(6)	Reimbursement of expenses	-	434	(3,185)	-	-
		Shared services	-	33,997	(9,671)	-	-
Agrotech S.A.	(6)	Reimbursement of expenses	-	65	-	-	-
Northagro S.A.	(6)	Reimbursement of expenses	-	213	-	-	-
		Loans	-	317	-	-	-
Pluriagro S.A.	(6)	Reimbursement of expenses	-	213	-	-	-
		Loans	-	317	-	-	-
Agro Managers S.A.	(4)	Others	-	70	-	-	-
Fibesa S.A.	(6)	Reimbursement of expenses	-	10	(9)	-	-
IRSA Internacional LLC	(6)	Reimbursement of expenses	-	698	-	-	-
IRSA Inversiones y Representaciones S.A.	(6)	Reimbursement of expenses	-	207	(2,748)	-	-
		Shared services	-	11,949	(4,093)	-	-
		Dividends received	-	903	-	-	-
		Loans	-	-	(171)	-	-
		Sale of property	-	-	(701)	-	-
Cactus Argentina S.A.	(6)	Sale of goods and services	-	184	-	-	-
		Purchase of goods	-	-	(115)	-	-
		Reimbursement of expenses	-	221	(8)	-	-
		Leases	-	8	-	-	-
		Loans	-	1,514	-	-	-
		Fees	-	37	-	-	-
		Others	-	80	(147)	-	-
BrasilAgro	(6)	Reimbursement of expenses	-	94	-	-	-
Exportaciones Agroindustriales Argentinas S.A.	(6)	Sale of goods and services	-	53	-	-	-
		Reimbursement of expenses	-	8	(7)	-	-
		Others	-	60	-	-	-

35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Emprendimiento Recoleta S.A.	(6)	Reimbursement of expenses	-	-	(7)	-	-
		Non-convertible notes	-	-	-	(9,703)	(7,460)
Nuevas Fronteras S.A.	(6)	Purchase of goods / taking out services	-	-	(23)	-	-
Panamerican Mall S.A.	(6)	Reimbursement of expenses	-	14	(36)	-	-
		Non-convertible notes	-	-	-	(13,440)	(5,857)
Helmir S.A.	(6)	Loans	4,199	30,547	-	-	-
Austral Gold S.A.		Reimbursement of expenses	1	2	(1)	-	-
Nuevo Puerto Santa Fe S.A.		Reimbursement of expenses	-	-	(1)	-	-
Total			68,882	133,666	(73,212)	(23,143)	(13,317)

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the balances and transactions with related parties as of June 30, 2012:

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Non-current
Consultores Asset Management S.A. (CAMSA)	(1)	Reimbursement of expenses	-	86	-	-	-
		Management fees	-	-	(2,991)	-	-
Estudio Zang, Bergel & Viñes	(2)	Advances	-	1	-	-	-
		Legal services	-	693	(1,033)	-	-
Agropecuaria Acres del Sud S.A.	(6)	Loans	12,019	-	-	-	-
		Reimbursement of expenses	-	29	-	-	-
		Fees	-	1,919	-	-	-
Ombú Agropecuaria S.A.	(6)	Loans	22,595	-	-	-	-
		Fees	-	353	-	-	-
Yuchán Agropecuaria S.A.	(6)	Loans	12,091	-	-	-	-
		Fees	-	353	-	-	-
Yatay Agropecuaria S.A.	(6)	Loans	10,693	-	-	-	-
		Fees	-	353	-	-	-
Cresca S.A.	(7)	Reimbursement of expenses	-	24	(28)	-	-
		Fees	-	406	-	-	-
FyO Trading S.A.	(6)	Reimbursement of expenses	-	6	-	-	-
Futuros y Opciones.Com S.A.	(6)	Brokerage	-	4,877	-	-	-
		Non-brokerage	-	-	(53)	-	-
		Reimbursement of expenses	-	-	(84)	-	-
Fundación IRSA	(3)	Donations	-	-	(1,073)	-	-
Fibesa S.A.	(6)	Reimbursement of expenses	-	-	(10)	-	-
IRSA Internacional LLC	(6)	Reimbursement of expenses	-	416	-	-	-
IRSA Inversiones y Representaciones S.A.	(6)	Reimbursement of expenses	-	79	(2,967)	-	-
		Shared services	-	15,593	(4,820)	-	-
		Dividends receivable	-	7,071	-	-	-
		Office leases	-	-	(496)	-	-
		Sale of property	-	-	(701)	-	-

37

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Agro-Uranga S.A.	(4)	Sales of inventories	-	533	-	-	-
		Dividends receivable	-	46	-	-	-
Cyrsa S.A.	(7)	Reimbursement of expenses	-	743	(46)	-	-
Alto Palermo S.A.	(6)	Reimbursement of expenses	-	439	(2,173)	-	-
		Shared services	-	37,827	(10,383)	-	-
Directors		Reimbursement of expenses	-	1,776	-	-	-
		Guarantee deposits	-	-	(476)	-	-
		Guarantee deposits	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(5)	Loans	-	9,081	-	-	-
		Others	-	3,674	(3,974)	-	-
Tarshop S.A.	(4)	Shared services	-	98	(59)	-	-
Agrotech S.A.	(6)	Reimbursement of expenses	-	56	-	-	-
Northagro S.A.	(6)	Reimbursement of expenses	-	155	-	-	-
		Loans	-	317	-	-	-
Pluriagro S.A.	(6)	Reimbursement of expenses	-	155	-	-	-
		Loans	-	317	-	-	-
Agro Managers S.A.	(4)	Others	-	20	-	-	-
Cactus Argentina S.A.	(6)	Sale of goods and services	-	10	-	-	-
		Purchase of goods	-	-	(465)	-	-
		Reimbursement of expenses	-	140	-	-	-
		Fees	-	27	-	-	-
		Loans	-	1,575	-	-	-
		Others	-	-	(88)	-	-
Brasil Agro	(6)	Reimbursement of expenses	-	104	-	-	-
Exportaciones Agroindustriales Argentinas S.A.	(6)	Sale of fixed asstes and services	-	4	-	-	-
		Reimbursement of expenses	-	8	-	-	-
Emprendimiento Recoleta S.A.	(6)	Reimbursement of expenses	-	-	(7)	-	-
		Non-convertible notes	-	-	-	(12,678)	(6,786)
Nuevas Fronteras S.A.	(6)	Reimbursement of expenses	-	-	(30)	-	-
Panamerican Mall S.A.	(6)	Reimbursement of expenses	-	-	(62)	-	-
		Non-convertible notes	-	-	-	(17,280)	(1,993)
Helmir S.A.	(6)	Loans	32,606	27,628	-	-	-
Brasil-Agro	(6)	Advances	-	-	(9)	-	-
Total			90,004	116,992	(32,028)	(29,958)	(8,779)

38

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2012:

Related party	Ref.	Leases	Fees	Sale of goods and services	Profit from shared services and expenses	Cattle expenses	Legal services	Interest gain /(loss)	Others
IRSA Inversiones y Representaciones S.A.	(6)	-	-	-	11,852	-	-	-	-
Emprendimiento Recoleta S.A.	(6)	-	-	-	-	-	-	(1,216)	-
Cactus Argentina S.A.	(6)	13	(48)	182	-	(316)	-	53	80
Futuros y Opciones.Com S.A.	(6)	-	-	-	-	-	-	-	(4,669)
Alto Palermo S.A.	(6)	-	-	-	33,309	-	-	-	-
Panamerican Mall S.A.	(6)	-	-	-	-	-	-	(1,725)	-
CAMSA		-	(6,751)	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	(2)	-	-	-	-	-	(360)	-	-
Agro-Uranga S.A.	(5)	-	-	2,652	-	-	-	-	-
Directors		-	(821)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(5)	-	-	-	-	-	-	1,665	-
Exportaciones Agroindustriales Argentinas S.A.	(6)	-	-	1,277	-	-	-	-	11
Helmir S.A.	(6)	-	-	-	-	-	-	725	-
Agropecuaria Acres del Sud S.A.	(6)	-	-	-	-	-	-	638	-
Ombú Agropecuaria S.A.	(6)	-	163	-	-	-	-	1,249	-
Yuchán Agropecuaria S.A.	(6)	-	163	-	-	-	-	673	-
Yatay Agropecuaria S.A.	(6)	-	163	-	-	-	-	593	-
Cresca S.A.	(7)	-	631	-	-	-	-	-	-
Total		13	(6,500)	4,111	45,161	(316)	(360)	2,655	(4,578)

39

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2011:

Related party	Ref.	Leases	Fees	Sale of goods and services	Profit from shared services and expenses	Cattle expenses	Interest gain / (loss)	Others
Consultores Assets Managements S.A. (CAMSA)	(1)	-	(4,612)	-	-	-	-	-
IRSA Inversiones y Representaciones S.A.	(6)	-	-	-	10,620	-	(1,481)	(385)
Tarshop S.A.	(4)	-	-	-	150	-	-	-
Emprendimiento Recoleta S.A.	(6)	-	-	-	-	-	(400)	-
Cactus Argentina S.A.	(6)	-	48	-	-	(7,461)	857	11
Futuros y Opciones.com S.A.	(6)	-	-	-	-	-	(54)	(12)
Alto Palermo S.A.	(6)	-	-	-	21,861	-	-	-
Estudio Zang, Bergel & Viñes	(2)	-	(315)	-	-	-	-	-
Agro-Uranga S.A.	(4)	-	-	2,059	-	-	-	-
Directors		-	(542)	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(5)	-	-	-	-	-	471	-
Exportaciones Agroindustriales Argentinas S.A.	(6)	-	-	1,808	-	-	-	-
Helmir S.A.	(6)	-	-	-	-	-	270	-
Cresca S.A.	(7)	-	487	-	-	-	1	-
Agropecuaria Acres del Sud S.A.	(6)	-	1,058	-	-	-	736	-
Agrotech	(6)	-	-	-	-	-	574	-
Ombú Agropecuaria S.A.	(6)	-	-	-	-	-	1,350	-
Yuchán Agropecuaria S.A.	(6)	-	-	-	-	-	725	-
Yatay Agropecuaria S.A.	(6)	-	-	-	-	-	640	-
Total		-	(3,876)	3,867	32,631	(7,461)	3,689	(386)

40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

(1)
The shareholders of CAMSA are Eduardo S. Elsztain, Company’s shareholder and Chairman of the Board, and Saúl Zang, Vice-Chairman of the Board. CAMSA is an advisory and consulting firm which provides advisory services to the Company. Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Company’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Company pays CAMSA an annual fee equal to 10% of the Company’s annual net income after taxes. Under the agreement, the Company is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Company must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

(2)	The Company contracts legal services from Estudio Zang, Bergel & Viñes. One of the partners of the law firm, Saúl Zang is First Vice-Chairman of the Company.
(3)
Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Eduardo S. Elsztain is the Company´s Chairman and also Chairman of IRSA. The Group makes donations to Fundación IRSA in the ordinary course of business as practicable.

(4)	Company’s associate.
(5)
Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and (ii) IFISA, a company incorporated under the laws of Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 30.90% of IFIS capital stock.

The Company entered into a securities loan agreement with IFISA, which granted 4,053,942 Global Depositary Shares, representing 10 common shares with a face value of Ps. 1 per share of IRSA. This loan does not imply the transfer of any politic nor economic right related to the values, which will be held by Cresud. Regarding voting rights, the parties agreed that the Company will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at an annual rate equivalent to 3 month LIBOR, plus 50 basis points, and is due on June 30, 2013.
In addition, on June 18, 2012, the Company entered into a credit facility agreement with IFISA for up to US$ 6 million. The facility accrues interest at an annual rate of 7.75% and is due on November 24, 2012. The parties agree to extend the credit facility term until November 24, 2013 at an annual interest rate of 5.5%.
(6)	Entity controlled by the Company.
(7)	Company’s joint venture.

41

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Significant events

•	Ordinary and Extraordinary Shareholders’ meeting

On October 31, 2012, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year ended June 30, 2012 was held in Bolívar 108, 1st floor, Autonomous City of Buenos Aires, in order to consider and approve the following, among other things: (i) the reallocation in the statement of changes in shareholders’ equity related to the recognition of deferred tax liabilities originated in the application of the adjustment for inflation against retained earnings with the view of implementing the IFRS. Because of such reallocation, the amount of Ps. 99,788 was allocated to the “Inflation Adjustment to Capital Stock” account, whose balance declined from Ps. 164,561 to Ps. 64,773 and the amount of Ps. 1,005 to the “Inflation adjustment of treasury stock” account, whose balance declined from Ps. 1,657 to Ps. 652. As a consequence of the previously mentioned reallocations, the “Retained Earnings” account balance increased from Ps. (29,017) to Ps. 71,776 (ii) the documentation provided for in Section 234, subsection 1 of the Act 19,550, corresponding to fiscal year ended as of June 30, 2012; (iii) Board of Directors’ and Supervisory Commission’s management; (iv) treatment and allocation of income for fiscal year ended June 30, 2012, the approval of the payment of cash dividends of Ps. 120,000; (v) Board of Directors’ fees for an amount of Ps. 5,227; (vi) determination of the number and election of the Board of Directors’ regular and alternate members, as well as those of the Supervisory Commission; (vii) the creation of a new Global Program for Issuing Simple Non-convertible notes (“the Program”), secured or unsecured or collateralized by third parties and for a maximum outstanding amount at any time of up to US$ 300,000,000 (or its equivalent in other currencies), in accordance with the provisions of the Non-convertible Notes Act and other amending and regulating provisions. Likewise, the Board of Directors was delegated the following: a) the approval of the terms and conditions of the Program, b) the powers to accept and/or make amendments and/or addendums to the related documentation, c) the approval and the signature of all contracts and documentation related to the creation of the Program and the issuance of each class and/or series of non-convertible notes under it, and d) the issuance of each class and/ series of non-convertible notes under the Program; including, for example, the definition of the time and the currency of issuance, the timescale, the method and conditions of payment, the interest rate and the allocations of funds, among others. Likewise, the Board of Directors was empowered to subdelegate the previously mentioned legal powers; (viii) the update of the shared-services contract report; (ix) the amendment of Section XVII of the Company’s by-laws in relation to remote Board meetings; (x) the delegation on the Company's Board of Directors of the implementation of the Incentives Plan and the approval of the final terms and conditions of the program and the Trust Contract; and (xi) the ratification of the prospectus for the spin-off-merger between the Company and Inversiones Ganaderas S.A. (“IGSA”) as of June 30, 2009 and of the actions of the Company’s and IGSA’s Boards of Directors and proxies in relation to such merger.

42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Negative working capital

At the end of the year, the Company carried a working capital deficit of Ps. 277,149 whose treatment is being considered by the Board of Directors and the respective Management.

33.	Subsequent events

Issuance of Non-Convertible Notes - Class XII and XII

On February 4, 2013, the Board of Directors approved the Pricing Supplement concerning the issue of Class XII and Class XIII under Series Six of simple Corporate Notes (non-convertible into shares) under the Program approved at the Shareholder’s Meeting for up to US$ 300 million. On February 8, 2013, the Argentine Securities and Exchange Commission approved the Pricing Supplement and posted the related Subscription Notice. The dissemination period begins on February 13, 2013 and ends on February 18, 2013 and the tender will take place on February 19, 2013, in accordance with the Argentine Securities and Exchange Commission's rules.

Below is a detail of the main features of the Corporate Notes:

-     Class XII to be issued in Argentine Pesos for a principal amount of up to Ps. 125 million, accruing interest at Badlar rate plus a margin to be tendered. Interest shall be paid on a quarterly basis. Principal will be repaid in 3 installments on the 15th, 18th and 21st months from the issue date

- Class XIII to be issued in US dollars (but to be paid in and settled in Argentine Pesos, at the applicable exchange rate) for a principal amount of up to the equivalent to Ps. 125 million, accruing interest at fixed rate. Interest will be paid on a quarterly basis. Principal will be paid in 2 installments on the 24th and the 27th months from the issue date

The total amount of the series may be increased up to the total authorized amount of Ps. 500 million.

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.	Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)
		12.31.12	Current	Non current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivables, net	Trade and other receivables	-	34,547	76,807	133,570	30,545	634	32,450	68,662	-	-	-	377,215
	Total	-	34,547	76,807	133,570	30,545	634	32,450	68,662	-	-	-	377,215
Liabilities	Trade and other payables	-	-	-	240,848	-	-	-	663	305	305	408	242,529
	Borrowings	-	-	-	135,799	125,743	52,936	157,974	560,673	44,995	10,299	70,210	1,158,629
	Payroll and social security liabilities	-	-	-	14,654	-	10,643	-	-	-	-	-	25,297
	Provisions	-	12	1,571	-	-	-	-	-	-	-	-	1,583
	Taxation	-	-	16,467	-	-	-	-	-	-	-	-	16,467
	Total	-	12	18,038	391,301	125,743	63,579	157,974	561,336	45,300	10,604	70,618	1,444,505

44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables, net	Trade and other receivables, net	161,271	70,475	231,746	76,587	68,882	145,469	237,858	139,357	377,215
	Total	161,271	70,475	231,746	76,587	68,882	145,469	237,858	139,357	377,215
Liabilities	Trade and other payables	240,848	-	240,848	1,681	-	1,681	242,529	-	242,529
	Borrowings	241,044	231,408	472,452	115,564	570,613	686,177	356,608	802,021	1,158,629
	Payroll and social security liabilities	25,297	-	25,297	-	-	-	25,297	-	25,297
	Provisions	12	-	12	1,571	-	1,571	1,583	-	1,583
	Taxation	-	-	-	16,467	-	16,467	16,467	-	16,467
	Total	507,201	231,408	738,609	135,283	570,613	705,896	642,484	802,021	1,444,505

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2012 there are no receivable and liabilities subject to adjustment clause.

45

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non-current				Accruing interest
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal			Non Accruing interest	Total
Description		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivable, net	Trade and other receivables, net	62,678	98	168,97	231,746	4,199	64,683	76,587	145,469	66,877	64,781	245,557	377,215
	Total	62,678	98	168,97	231,746	4,199	64,683	76,587	145,469	66,877	64,781	245,557	377,215
Liabilities	Trade and other payables	-	-	240,848	240,848	-	-	1,681	1,681	-	-	242,529	242,529
	Borrowings	309,467	162,985	-	472,452	511,615	174,562	-	686,177	821,081	337,548	-	1,158,629
	Payroll and social security liabilities	-	-	25,297	25,297	-	-	-	-	-	-	25,297	25,297
	Provisions	-	-	12	12	-	-	1,571	1,571	-	-	1,583	1,583
	Taxation	-	-	-	-	-	-	16,467	16,467	-	-	16,467	16,467
	Total	309,467	162,985	266,157	738,609	511,615	174,562	19,719	705,896	821,081	337,548	285,876	1,444,505

46

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties.

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct controlling interest:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	100.00%
Agrotech S.A.	Argentina	Investment	100.00%
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.64%
Cactus Argentina S.A.	Argentina	Agro-industrial	94.99%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	65.85%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real estate	64.50%
Northagro S.A.	Argentina	Investment	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%
Pluriagro S.A.	Argentina	Investment	100.00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	100.00%
Interest indirectly held through a direct controlling interest in IRSA:
APSA	Argentina	Real estate	59.99%
Apsamedia S.A.	Argentina	Consumer financing (**) and advertising	59.99%
Emprendimiento Recoleta S.A.	Argentina	Real estate	32.20%
Fibesa S.A.	Argentina	Real estate	59.99%
Hoteles Argentinos S.A.	Argentina	Hotel	50.58%
I Madison LLC	United States	Investment	63.22%
Inversora Bolívar S.A.	Argentina	Investment	63.22%
IRSA Development LP	United States	Investment	63.22%
IRSA Internacional LLC	United States	Investment	63.22%
Jiwin S.A.	Uruguay	Investment	63.22%
Liveck S.A.	Uruguay	Investment	63.22%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	31.61%
Nuevas Fronteras S.A.	Argentina	Hotel	48.26%
Palermo Invest S.A.	Argentina	Investment	63.22%
Real Estate Investment Group LP	Bermuda	Investment	40.47%
Real Estate Investment Group II LP	Bermuda	Investment	50.92%
Real Estate Strategies LP	Bermuda	Investment	63.22%
Ritelco S.A.	Uruguay	Investment	63.22%
Shopping Neuquén S.A.	Argentina	Real estate	58.87%
Solares de Santa María S.A.	Argentina	Real estate	63.22%
Torodur S.A.	Uruguay	Investment	59.99%
Tyrus S.A.	Uruguay	Investment	63.22%
Unicity S.A.	Argentina	Investment	63.22%
Vista al Muelle S.A.	Uruguay	Real estate	56.90%
Vanker Hills S.A.	Uruguay	Investment	63.22%
Zetol S.A.	Uruguay	Real estate	56.90%

47

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Interest indirectly held through controlling interest in BrasilAgro:
Araucária Ltda.	Brazil	Agricultural	39.64%
Cajueiro Ltda.	Brazil	Agricultural	39.64%
Ceibo Ltda.	Brazil	Agricultural	39.64%
Cremaq Ltda.	Brazil	Agricultural	39.64%
Engenho de Maracajú Ltda.	Brazil	Agricultural	39.64%
Flamboyant Ltda.	Brazil	Agricultural	39.64%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	39.64%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	39.64%
Mogno Ltda.	Brazil	Agricultural	39.64%
Interest indirectly held through a direct controlling interest in Cactus S.A.:
Agroindustriales Argentinas S.A.	Argentina	Agro-industrial	100%
Interest indirectly held through a direct controlling interest in Futuros y Opciones.Com. S.A.:
FyO Trading S.A.	Argentina	Brokerage	65.66%

(*) All Companies whose principal activity is “Investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1) The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agricolas (“BrasilAgro”) considering their percentage of ownership interest held together with the potential voting rights under the warrants and the Company's rights under the Shareholders' Agreement. See Note 6 for further information regarding to BrasilAgro.
(2) The Group has consolidated the investment in Llao Llao Resorts S.A. considering their percentage of ownership interest held together with the Company's participation in the making decisions.
(**)       Residual activities.

b.	Related parties debit / credit balances. See Note 29.

6.	Loans to directors.

See Note 29.

7.	Inventories.

The Company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

48

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

8.	Current values.

See Note 1 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

9.	Appraisal revaluation of property, plant and equipment.

None.

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 1 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

13.	Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	224,705	59,761
Vehicles	Third parties, theft, fire and civil liability	6,680	3,786

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

49

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Consolidated Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 26 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

50

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	December 31, 2012	June 30, 2012	July 1,2011
Non-Current Assets	9,149,077	8,541,030	8,404,961
Current Assets	2,427,473	1,783,860	2,038,475

Non-Current Liabilities	4,150,342	3,615,153	2,997,485
Current Liabilities	2,581,918	2,018,226	2,235,873

Minority interest	2,291,320	2,132,648	2,480,379
Shareholders' Equity	4,844,290	4,691,511	5,210,078

(1)	Amounts have not been revised to account for the adjustments to retained earnings following the recognition of deferred income taxes as indicated in Note 2.r to the Unaudited Financial Statements.

Comparative Income Structure

	December 31, 2012	December 31, 2011
Operating result	556,924	364,029
Financial results, net	(363,422)	(328,134)
Share of loss of associates and joint ventures	12,546	10,066
Management agreement fees	(6,751)	(4,612)
Profit Before Income Tax	206,048	45,961
Income tax expense	(29,330)	(22,640)
Profit for the period	176,718	23,321

Attributable to:
Equity holders of the parent	60,760	(20,711)
Non-controlling interest	115,958	44,032

51

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
BUSINESS HIGHLIGHTS

Production volume

	Three-month period December 31, 2012	Accumulated July 1, 2012 to December 31, 2012
Beef Cattle (in tons)	2,319	3,953
Butyraceous (in tons)	206	393
Crops (in tons)	947,855	1,004,048

Sales volume

	Three-month period December 31, 2012	Accumulated July 1, 2012 to December 31, 2012
Beef Cattle (in tons)	2,116	4,579
Butyraceous (in tons)	206	393
Crops (in tons)	1,090,203	1,140,556

Local Market

	Three-month period December 31, 2012	Accumulated July 1, 2012 to December 31, 2012
Beef Cattle (in tons)	2,116	4,579
Butyraceous (in tons)	206	393
Crops (in tons)	1,064,142	1,113,781

Exports

	Three-month period December 31, 2012	Accumulated July 1, 2012 to December 31, 2012
Beef Cattle (in tons)	-	-
Butyraceous (in tons)	-	-
Crops (in tons)	26,062	26,775

52

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
CUIT: 30-50930070-0
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria as of December 31, 2012, and the related unaudited condensed interim separate statements of income, unaudited condensed interim separate statements of comprehensive income for the six and three month periods ended December 31, 2012, and unaudited condensed interim separate statements of changes of shareholders’ equity and unaudited condensed interim separate statements of cash flows for the six-month period ended December 31, 2012 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences added by the National Securities Commission to its regulations. Those standards differ from the International Financial Reporting Standards and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board and used for the preparation of the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiary as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

53

Limited Review Report (Continued)

4.
As mentioned in Note 2.1 to the unaudited condensed interim separate financial statements, these unaudited condensed interim separate financial statements have been prepared in accordance with Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which differ from the International Financial Reporting Standards, and especially, from the International Accounting Standard No 34 used in the preparation of the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiary as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim separate financial statements. The amounts included in the reconciliations shown in Note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2012, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,509,636, which was not callable at that date.

Autonomous City of Buenos Aires, February 18, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

54

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Buenos Aires, February 18, 2013 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first six months of fiscal year 2013 ended December 31, 2012.

Results and highlights for the period

	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Group revenue	858.0	721.4	18.9%	1.611.2	1.455.0	10.7%
Group costs	-794.2	-542.1	46.5%	-1.428.1	-1.143.3	24.9%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	270.8	110.1	145.8%	459.4	236.8	94.0%
Changes in the net realizable value of agricultural produce after harvest	-6.4	-15.9	-59.7%	6.8	-11.3	-
Gross Profit	328.2	273.6	20.0%	649.3	537.3	20.9%
Gain from disposal of investment properties	24.2	24.7	-2.1%	53.7	24.7	117.1%
Gain from disposal of farms	54.0	-6.5	-	54.0	27.8	94.5%
General and administrative expenses	-97.8	-81.8	19.5%	-174.7	-144.5	21.0%
Selling expenses	-63.3	-38.3	65.0%	-123.7	-86.5	43.0%
Management fees	-6.8	-4.5	50.2%	-6.8	-4.6	46.4%
Other operating results, net	141.9	-1.7	-	105.1	9.8	974.7%
Profit from operations	380.4	165.4	130.0%	556.9	364.0	53.0%
Share of profit / (loss) of associates and joint businesses	-3.2	31.7	-110.0%	12.5	10.1	24.6%
Profit from operations before financing and taxation	377.3	197.0	91.5%	569.5	374.1	52.2%
Financial loss, net	-192.9	-13.8	1297.7%	-363.4	-328.1	10.8%
Profit / (loss) before income tax	184.3	183.2	0.6%	206.0	46.0	348.3%
Income tax expense	-15.6	-8.6	80.9%	-29.3	-22.6	29.5%
Profit / (loss) for the period	168.7	174.6	-3.4%	176.7	23.3	657.8%

Attributable to:
Cresud’s shareholder	77.3	74.4	3.9%	60.8	-20.7	-

►
Income before financial income / (loss) and income tax recorded an increase close to 52.2%, up from ARS 374.1 million to ARS 569.5 million for the first six months of 2013. This is mainly explained by a 20.9% increase in gross income, reflecting the positive performance of the Agricultural and Urban segments, which rose ARS 112.0 million.

►	In addition, there was increase of ARS 29.0 million in Results from sale of investment properties from our subsidiary IRSA and of ARS 26.2 million in Results from sale of farms from BrasilAgro.
►
On the other hand, during this semester Other operating income grew by ARS 95.3 million, explained mainly by results derived from the business combination in IRSA, which has started to consolidate the entire building located in Madison 183, City of New York, during this quarter.

►
There was an increase in the negative impact of Financial income / (loss), net, which rose from a loss of ARS 328.1 million in the first six months of 2012 to a loss of ARS 363.4 million in the first six months of 2013, mainly due to losses from exchange rate differences and higher interest charges, offset by positive results from the valuation of financial assets held by our subsidiary IRSA (mainly Hersha and Supertel).

►	As a result of the foregoing, net income attributable to Cresud’s shareholder totaled ARS 60.7 million during this period, compared to a loss of ARS 20.7 million in the first six months of 2012.

1

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Description of Operations by Segment

	6M 2013	6M 2012	Variation
	Agro1	Urban2	Total	Agro	Urban	Total	Agro	Urban	Total
Group revenue	527.8	1,164.9	1,692.7	543.6	945.4	1.489.0	-2.9%	23.2%	13.7%
Group costs	-888.5	-606.3	-1,494.8	-700.6	-470.2	-1.170.7	26.8%	29.0%	27.7%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	462.4	-	462.4	238.0	-	238.0	94.3%	0.0%	94.3%
Changes in the net realizable value of agricultural produce after harvest	6.8	-	6.8	-11.3	-	-11.3	-	0.0%	-
Gross Profit	108.5	558.6	667.1	69.7	475.3	545.0	55.5%	17.5%	22.4%
Gain from disposal of investment properties	-	53.7	53.7	-	24.7	24.7	0.0%	117.1%	117.1%
Gain from disposal of farms	54.0	-	54.0	27.8	-	27.8	94.5%	0.0%	94.5%
General and administrative expenses	-67.3	-109.9	-177.3	-63.5	-82.6	-146.1	6.1%	33.0%	21.3%
Selling expenses	-75.5	-54.8	-130.3	-52.2	-37.7	-89.9	44.7%	45.2%	44.9%
Management fees	-6.8	-	-6.8	-4.6	-	-4.6	46.4%	0.0%	46.4%
Other operating results, net	-10.5	115.1	104.6	18.0	-9.6	8.5	-	-	1135.4%
Profit from operations	2.4	562.6	565.0	-4.8	370.1	365.3	-	52.0%	54.7%
Share of profit / (loss) of associates and joint businesses	0.3	7.0	7.4	2.4	14.4	16.8	-86.8%	-51.0%	-56.2%
Profit from operations before financing and taxation	2.7	569.7	572.3	-2.4	384.4	382.1	-	48.2%	49.8%

►
As results are reported in compliance with the IFRS, total segment income / (loss) differs from total consolidated results. This is due to the fact that results by segment include consolidated results from our joint businesses. This consolidation is made proportionally according to our interest in each business. The impact refers mainly to our agricultural businesses in Paraguay and various urban real estate businesses related to our subsidiary IRSA.

►
Gross income from the Agricultural segment increased 55.5%, up from ARS 69.7 million during the first six months of 2012 to ARS 108.5 million during the first six months of 2013, mainly due to an increase of ARS 32.0 million in the Grains segment, an increase of ARS 21.5 million in the Sugarcane segment, a fall of ARS 11.6 million in the Beef Cattle segment, a fall of ARS 5.6 million in the Milk segment and an increase of ARS 2.6 million in the other Agricultural segments. In turn, gross income from the Urban segment showed a stable growth of 17.5%.

►
On the other hand, we recorded a higher Result from sale of farms thanks to the sale of the “Horizontina” establishment owned by our subsidiary BrasilAgro, compared to the sale of the “Sao Pedro” farm occurred during the first six months of 2012.

►
This was offset by other operating losses related to hedge transactions carried out by our subsidiary BrasilAgro, which had generated income for approximately ARS 25.0 million during the first six months of 2012 compared to income for ARS 0.8 million during the first six months of 2013. It should be noted that these results refer to futures executed to hedge against production for this season.

►	Therefore, operating income grew from a loss of ARS 4.8 million in the first six months of 2012 to an income of ARS 2.4 million for the first six months of 2013 in the Agricultural segment.
►
Through the Urban segment, our subsidiary IRSA recorded significant operating income, which increased 52.0%, to ARS 562.6 million. This increase derives mainly from the Sales and Developments segment and the Shopping Centers segment.

►
In addition, operating income rose driven by income from interests in equity investees and joint businesses, reaching a total segment income of ARS 572.3 million, 49.8% higher than in the last fiscal year.

1 Corresponds to the segments referred to as “Agricultural Business”.

2 Corresponds to the segments referred to as “Urban Properties and Investments”.

2

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012
Grains and Sugarcane

Grains

in ARS MM	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Revenues	109.8	113.4	-3.2%	243.9	254.0	-4.0%
Costs	-256.5	-151.1	69.7%	-465.7	-385.0	21.0%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	169.0	69.6	143.0%	286.5	181.9	57.5%
Changes in the net realizable value of agricultural produce after harvest	-6.5	-16.1	-59.7%	6.7	-11.5	-
Gross profit	15.8	15.7	0.9%	71.4	39.4	81.2%
General and administrative expenses	-8.6	-21.9	-60.6%	-26.0	-27.4	-4.8%
Selling expenses	-22.2	-12.7	75.0%	-51.8	-38.1	35.9%
Other operating results, net	21.9	5.3	316.9%	-4.4	21.5	-
Profit / (loss) from operations	6.9	-13.7	-	-10.8	-4.6	137.4%
Share of profit of associates and joint businesses	-0.5	1.2	-	-0.2	1.1	-
Segment profit / (Loss)	6.5	-12.5	-	-11.0	-3.4	222.7%

Sugarcane

in ARS MM	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Revenues	69.5	30.8	125.9%	111.8	87.3	28.1%
Costs	-137.2	-39.9	244.0%	-214.6	-88.2	143.3%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	76.0	13.8	450.9%	128.6	5.2	2385.3%
Changes in the net realizable value of agricultural produce after harvest	-	-	0.0%	-	-	0.0%
Gross profit	8.2	4.7	76.8%	25.8	4.3	503.0%
General and administrative expenses	-12.0	-6.7	79.4%	-20.3	-16.9	19.8%
Selling expenses	-2.2	-	0.0%	-2.2	-	0.0%
Other operating results, net	-0.1	-0.0	1142.9%	-0.1	-0.0	1142.9%
Profit / (loss) from operations	-6.1	-2.1	197.0%	3.1	-12.7	-
Share of profit of associates and joint businesses	-0.0	-0.2	-76.3%	-	-0.2	-
Segment profit / (Loss)	-6.1	-2.2	175.3%	3.1	-12.9	-

Operations

	Production			Sales
In tons	IIQ 2013	IIQ 2012	YoY var	IIQ 2013	IIQ 2012	YoY var
Wheat	3,109	1,138	173.3%	3,074	1,994	54.1%
Corn	3,130	11,437	-72.6%	60,029	33,270	80.4%
Sunflower	288	1,072	-73.2%	525	1,081	-51.4%
Soybean	3,633	14,673	-75.2%	5,933	21,145	-71.9%
Other	7,844	15,164	-48.3%	5,223	3,322	57.2%
Total Grains and Other Production	18,003	43,484	-58.6%	74,784	60,812	23.0%
Sugarcane	424,113	62,983	573.4%	562,248	-	0.0%
Total Agricultural Production	442,116	106,467	315.3%	637,032	60,812	947.5%

	Production			Sales
In tons	6M 2013	6M 2012	YoY var	6M 2013	6M 2012	YoY var
Wheat	3,773	2,126	77.5%	7,444	4,697	58.5%
Corn	86,392	118,204	-26.9%	161,875	120,581	34.2%
Sunflower	288	1,293	-77.8%	2,196	8,013	-72.6%
Soybean	3,878	16,856	-77.0%	21,286	64,731	-67.1%
Other	35,270	43,204	-18.4%	29,891	16,300	83.4%
Total Grain and Other Production	129,600	181,683	-28.7%	222,692	214,322	3.9%
Sugarcane	874,448	619,005	41.3%	917,864	415,842	120.7%
Total Agricultural Production	1,004,048	800,688	25.4%	1,140,556	630,164	81.0%

3

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Total Production 6M 2013 (in tons)	2011/2012 Season	2012/2013 Season
Wheat	14	3,759
Corn	80,911	5,481
Sunflower	-	288
Soybean	195	3,683
Other	22,682	12,588
Total	103,802	25,798

►
The increase of ARS 32.0 million in Gross Income from the Grains segment is explained by higher holding results close to ARS 18.2 million, higher income from sales of ARS 4.4 million and higher production results for ARS 9.4 million.

►
Out of the ARS 18.2 million increase in holding results, ARS 12.0 million refer to operations in Argentina, reflecting the rise in the corn valuation prices considering export prices vs. the values of the same crop in the domestic market, while the balance refers to BrasilAgro, thanks to the rise in corn and soybean prices in general.

►
Income from sales derives mostly from the businesses in Argentina (increase of ARS 9.3 million) offset by a fall in the businesses in Brazil (fall of ARS 5.3 million). In general, this is due to higher sales of grains in Argentina, which grew by 3.9% reaching 222,692 tons, accompanied by higher commodity prices.

►
Production results rose nearly ARS 9.4 million, thanks to an increase of ARS 3.2 million from Argentina and ARS 7.2 million from Brazil, offset by a loss of ARS 1.0 million from Bolivia. Although production amounts fell in general, positive results were recorded thanks to the increase in prices and projected results from sowings.

►
The higher Gross Income in the grains segment was offset by results from hedge transactions carried out by our subsidiary BrasilAgro, which had generated income for approximately ARS 25.0 million during the first six months of 2012 compared to income for ARS 0.8 million during the first six months of 2013. It should be noted that these results refer to futures executed to hedge against production for this season.

►
The Sugarcane segment increased ARS 21.5 million, mainly due to production results that consider projected income from production of this crop in the farms purchased in Bolivia during the past season. During the 2011-2012 season, production of sugarcane in our farms in Bolivia was still incipient. Following land preparation and the implementation of this business model, during the 2012-2013 season we started production with a larger number of hectares assigned to this crop.

4

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Area in Operation – Crops (hectares) 3	As of 12/31/12	As of 12/31/11	YoY var
Own farms	137,155	128,870	6.4%
Leased farms	46,780	44,601	4.9%
Farms under concession	10,988	8,768	25.3%
Own farms and farms under concession leased to third parties	19,932	18,470	7.9%
Total Area Assigned to Crop Production	214,855	200,709	7.0%

►
The area in operation projected for the crops segment increased by 7.0%, reaching 214,855 hectares. This was mainly due to an increase in the area in operation in our own farms, close to 6.4% and the increase in the area consisting of leased farms and under concession (4.9% and 25.3% respectively). Additionally, area of own farms and farms under concession leased to third parties grew by 7.9% compared to last season.

►
The area of own farms increased mainly due to the expansion in productive areas in Argentina and Brazil. In the case of Argentina, it involved an expansion made in Los Pozos and in La Suiza. Part of the new agricultural areas in Los Pozos were given on lease to third parties. In Brazil, it involved an expansion, a part of which was given on lease to third parties. Additionally, we have an expansion projected in Paraguay.

►	This was offset by less areas sown for second harvest and by the sell of a farm in Bolivia that took place during Fiscal Year 2012.
►
We have increased the area in operation assigned to agricultural production in the farms of Agropecuaria Anta (long term concession granted to Cresud) with more than 11,000 hectares in operation in this farm during this season. In addition, in this farm we gave 10,785 agricultural hectares on lease to third parties.

Below is a chart explaining the changes in areas assigned to agricultural production. Data are in thousands of hectares.

The figures might not match the developed areas reported below due to that they include areas developed in previous seasons.

3Includes surface area under double cropping totaling 17,820 hectares, excludes our proportional interest in AgroUranga. It includes 100% of Cresca’s farms.

5

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Beef Cattle

in ARS MM	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Revenues	17.5	31.4	-44.2%	35.8	54.4	-34.2%
Costs	-31.5	-42.2	-25.5%	-62.6	-73.7	-15.1%
Changes in the reasonable value of biological assets and agricultural produce	16.2	16.0	1.0%	27.2	31.2	-12.9%
Changes in the net realizable value of agricultural produce	0.1	0.1	-33.1%	0.1	0.1	-33.1%
Gross Income / (Loss)	2.3	5.3	-56.5%	0.4	12.0	-96.3%
Operating Income / (Loss)	0.3	-0.3	-	-10.5	-8.9	17.7%
Segment Income / (Loss)	0.1	1.0	-89.7%	-10.5	-7.6	38.1%

Beef Cattle (tons)	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Beef cattle production	2,318	3,228	-28,2%	3,951	4,486	-11.9%
Beef cattle sales	2,077	3,776	-45,0%	4,539	6,929	-34.5%

►	The fall in Gross Income from the Beef Cattle segment is explained on the one hand by the negative effect in holding results, and on the other, by lower results from sales and production.
►	The fall in holding results reflects the lower beef cattle prices prevailing in the market as compared to the same period of the previous fiscal year.
►
During the first six months of 2012 we sold live beef cattle to realize income derived from the increase in prices; however, during the first six months of 2013 our sales were lower as prices were less attractive. In addition, the fall in beef cattle production is mainly explained by lower stocks.

Area in Operation – Beef Cattle (hectares)	As of 12/31/12	As of 12/31/11	YoY var
Own farms	74,540	85,649	-13.0%
Leased farms	12,635	12,635	0.0%
Own farms leased to third parties	13,954	5,543	151.7%
Total Area Assigned to Beef Cattle Production	101,129	103,827	-2.6%

►
The decrease in the area is explained by the transformation of areas assigned to beef cattle that were converted into agricultural areas in Los Pozos farm and because we leased to third parties areas in La Suiza that we operated last season.

►	Additionally, we developed new areas in Preferencia that were given as lease to third parties for pastures. As a consequence the areas leased to third parties reached almost 14,000 hectares.

►	Land transformation, in general, led to a fall of 2.6% in the total area assigned to beef cattle production.

Stock of Cattle Heads	As of 12/31/12	As of 12/31/11	YoY var
Breeding stock	56,101	59,809	-6.20%
Winter grazing stock	13,119	18,777	-30.13%
Milk farm stock	6,435	6,550	-1.76%
Total Stock (heads)	75,655	85,136	-11.14%

►	The fall in beef cattle stocks is explained by sales made at the closing of fiscal year 2012, as referred to above.

6

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Milk

in ARS MM	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Revenues	9.0	8.1	10.9%	16.5	14.7	12.6%
Costs	-17.9	-14.7	21.7%	-34.1	-27.8	22.5%
Changes in the reasonable value of biological assets and agricultural produce	8.7	10.7	-19.2%	18.3	19.4	-5.9%
Gross Income / (Loss)	-0.3	4.1	-	0.7	6.3	-88.3%
Operating Income / (Loss)	-0.7	3.9	-	-0.3	5.0	-
Segment Income / (Loss)	-0.7	4.0	-	-0.3	5.1	-

Milk Production	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Milk Production (liters)	5,066	5,118	-1,02%	9,450	9,211	2.59%
Milk sales (liters)	4,890	5,041	-3,00%	9,115	9,063	0.57%
Daily average milking cows (heads)	2,552	2,368	7,77%	2,400	2,198	9.19%
Milk Production / Milking Cow / Day (liters)	21.6	23.5	-8.15%	21.4	22.8	-6.04%

►
The decrease in gross income from the milk segment is mainly due to the lower productivity levels of our milking facility, principally caused by excessive rainfall levels recorded in the area, which affected our operations.

►	On the other hand, costs increased due to inflation, whereas prices for the sale of milk grew at a lower rate.
►
There has been a slight fall in the production of milk by milking cow per day. This notwithstanding, the levels of more than 20 liters by milking cow per day still exceed the targets set following the consolidation of operations in our state-of-the-art milking facility.

Area in Operation – Milk (hectares)	As of 12/31/12	As of 12/31/11	YoY var
Own farms	2,780	2,958	-6.02%

►	We perform our milking business in El Tigre farm. The slight decrease in the area assigned to milking cows is explained by an increase in the areas planted with crops.

7

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012
Leases and Agricultural Services

in ARS MM	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Revenues	5.5	-2.4	-327.2%	12.1	10.9	11.2%
Costs	-2.0	4.1	-147.8%	-3.8	-0.9	342.2%
Gross Income	3.5	1.7	113.1%	8.3	10.0	-17.0%
Operating Income	2.3	1.1	97.2%	6.4	9.5	-32.6%
Segment Income	2.2	1.1	95.8%	6.4	9.5	-32.7%

►
In this segment we report the results from the lease of farms, mainly developed in our Santa Bárbara and La Gramilla farms. Satisfactory results have been recorded, and we expect that this trend will continue.

Sales and Transformation of Lands

in ARS MM	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Gross Loss	-1.4	-1.1	26.6%	-3.1	-2.3	32.7%
Result from sale of farms	54.0	-6.5	-	54.0	27.8	94.5%
Operating Income / (Loss)	35.2	-7.7	-	33.6	25.5	31.9%
Segment Income / (Loss)	35.2	-7.7	-	33.6	25.5	31.9%

►
Under Result from sale of farms we recognized the sale of “Sao Pedro” farm owned by our subsidiary BrasilAgro during the first quarter of the previous fiscal year, and the sale of the “Horizontina” farm during the second quarter of this fiscal year. Both farms belonged to our subsidiary BrasilAgro.

►
In October, the sale of the “Horizontina” farm, with a surface area of 14,359 hectares, located in the State of Maranhão, was announced. The transaction was agreed upon for a total amount of BRL 75.0 million, BRL 27 million of which were collected upon consummating the sale, and the balance of BRL 48.0 million was paid in January 2013. As of June 30, 2012, the asset was valued at BRL 46.0 million, the results from the sale were ARS 53.9 million. This transaction reflects a full development cycle, in which the acquisition, development, production and sale stages generated an Internal Rate of Return (real estate + production) of approximately 27%.

►
In February 2013, Cresud executed a preliminary sale agreement for a portion of the “La Suiza” farm, which has an area of 5,613 hectares allocated to beef cattle operations and 36,380 hectares intended for mixed activities. The total transaction amount was fixed in the sum of USD 6.7 million, USD 2.7 million of which have been already paid and the balance is payable as follows: (i) USD 1.0 million, upon executing the title deed, in June 2013; (ii) the balance of USD 3.0 million, secured by mortgage, is payable in 3 equal, consecutive, semi-annual installments, with the last installment falling due on January 31, 2015. The accounting result of this transaction will be recorded upon executing the title deed whereby possession of the property will be delivered.

Area under Development (hectares)	Developed in 2011/2012	Projected for 2012/2013
Argentina	10,007	7,624
Brazil	13,700	15,504
Paraguay	4,035	1,000
Total	27,742	24,128

►	During the previous season, we developed more than 27,700 hectares in the region, and we expect to develop 24,128 additional hectares during this season.

8

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Agro-industrial activities

in ARS MM	IIQ2013	IIQ2012	YoY var	6M2013	6M2012	YoY var
Revenues	48.3	53.3	-9.2%	67.2	97.0	-30.7%
Costs	-48.5	-52.5	-7.6%	-70.0	-101.1	-30.8%
Gross Income / (Loss)	1.0	1.1	-13.1%	-1.6	-3.8	-56.8%
Operating Loss	-6.7	-7.4	-10.0%	-13.5	-13.8	-1.8%
Segment Loss	-6.7	-7.4	-9.8%	-13.5	-13.8	-1.8%

►
In this segment we report the results from our meat packing and feedlot business through our subsidiary Cactus. We see a trend similar to the one experienced during the previous year and we expect that the context of this industry will improve in the future, leading to higher results in the segment.

Other Segments

in ARS MM	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Revenues	-2.3	5.1	-	40.4	25.3	59.9%
Costs	1.3	-4.1	-	-34.6	-21.5	60.8%
Changes in the reasonable value of biological assets and agricultural produce	0.8	0.2	413.9%	0.7	-0.0	-
Changes in the net realizable value of agricultural produce	0.0	0.1	-57.3%	-	0.1	-100.0%
Gross Income	-0.2	1.3	-	6.5	3.8	69.6%
Management fees	-6.8	-4.5	50.2%	-6.8	-4.6	46.4%
Operating Loss	-8.4	-3.8	122.0%	-5.7	-4.8	17.8%
Segment Loss	-8.7	-3.7	135.3%	-5.1	-4.7	7.2%

►	In this segment we report the results from our controlled company Futuros y Opciones S.A: (“FyO”).
►	Management Fees are also included in this segment.

9

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Urban Properties and Investments: IRSA Inversiones y Representaciones Sociedad Anónima

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2012, our equity interest in IRSA was 64.50%.

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint businesses, in a range of diversified real estate related activities in Argentina and abroad, including:
•
The acquisition, development and operation of shopping centers, through its 95.67% interest in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BASE: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 13 shopping centers with more than 309,000 square meters of Gross Leaseable Area.

•
The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 141,000 square meters of office leaseable space.

•	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.
•	The acquisition and exploitation of luxury hotels.
•	Selective investments outside Argentina.
•	Financial investments, including IRSA’s current 29.77% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of December 31, 2012:

in ARS MM	IIQ 2013	IIQ 2012	YoY var	6M 2013	6M 2012	YoY var
Revenues	599.7	481.3	24.6%	1.086.0	912.9	19.0%
Operating Income	360.9	198.3	82.0%	558.9	372.3	50.1%
EBITDA	435.8	256.1	70.2%	666.0	458.1	45.4%
Net Income	195.1	227.2	-14.2%	245.9	79.4	209.7%

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).
Below is a reconciliation between these results and total consolidated results.

10

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

	6M 2013	6M 2012	Variation
	Total Segment Information	Adjustment for Interest in Joint Businesses	Total	Total Segment Information	Adjustment for Interest in Joint Businesses	Total	Total
Revenues	1,692.7	-81.5	1,611.2	1,489.0	-34.0	1,455.0	10.7%
Costs	-1,494.8	66.7	-1,428.1	-1,170.7	27.5	-1,143.3	24.9%
Changes in the reasonable value of biological assets and agricultural produce	462.4	-2.9	459.4	238.0	-1.2	236.8	94.0%
Changes in the net realizable value of agricultural produce	6.8	-	6.8	-11.3	-0.0	-11.3	-160.5%
Gross Income	667.1	-17.8	649.3	545.0	-7.7	537.3	20.9%
Result from sale of investment properties	53.7	-	53.7	24.7	-	24.7	117.1%
Result from sale of farms	54.0	-	54.0	27.8	-	27.8	94.5%
General and administrative expenses	-177.3	2.5	-174.7	-146.1	1.7	-144.5	21.0%
Selling expenses	-130.3	6.6	-123.7	-89.9	3.5	-86.5	43.0%
Management fees	-6.8	-	-6.8	-4.6	-	-4.6	46.4%
Other operating income, net	104.6	0.5	105.1	8.5	1.3	9.8	974.7%
Operating income before Income / (Loss) from interests in equity investees and joint businesses	565.0	-8.1	556.9	365.3	-1.2	364.0	53.0%
Income / (Loss) from interests in equity investees and joint businesses	7.4	5.2	12.5	16.8	-6.7	10.1	24.6%
Operating income before financial income / (loss) and taxes	572.3	-2.9	569.5	382.1	-8.0	374.1	52.2%

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Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Financial Indebtedness and Other

As of December 31, 2012 Cresud had a total net indebtedness equivalent to USD 745.4 million, consolidating IRSA. The following table contains a breakdown of this indebtedness:

Description	Currency	Amount (USD MM)1	Interest Rate	Maturity
Bank overdraft	ARS	16.3	Float	< 365 days
Export prefinancing	USD	14.0	Float	< 365 days
Banco de La Pampa Loan	ARS	4.1	Float	Aug-17
Cresud’s Tranche III Series VI Notes2	USD	8.7	7.50%	Mar-13
Cresud’s Tranche III Series VII Notes	USD	2.1	4% + Premium	Mar-13
Cresud’s Tranche IV Series VIII Notes	USD	60.0	7.50%	Sep-14
Cresud’s Tranche V Series IX Notes 3	ARS	32.8	Avg. Badlar + 300 bps	Dec-13
Cresud’s Tranche V Series X Notes4	USD	61.5	7.75%	Jun-14
Cresud’s Tranche V Series XI Notes5	ARS	16.4	Avg. Badlar + 375 bps	Jun-15
Bolivia farms6	USD	4.6	7.00%	May-17
Land Development Financing	USD	15.3	Float	Jan-22
Other loans	ARS	4.9	15.01%	Dec-15
Cresud’s total debt		240.6
Bank overdraft	ARS	40.3	Variable	< 180 days
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes7	USD	150.0	11.50%	Jul-20
IRSA’s Tranche III Series III Notes	ARS	31.2	Badlar + 249 bps	Aug-13
IRSA’s Series III Tranche IV Notes	USD	33.8	7.45%	Feb-14
Other loans	USD	0.2	12.00%	Apr-13
IRSA’s total debt		405.5
Bank overdraft	ARS	17.4	Variable	< 30 days
APSA’s Tranche I Series I Notes8	USD	120.0	7.88%	May-17
Other loans	USD	20.2	5.00%	2013/2017
Other loans		29.9
APSA’s total debt9		187.5
BrasilAgro’s debt		41.7
Total Consolidated Debt		875.4
Consolidated Cash		106.7
Debt repurchase		23.2
Net Consolidated Debt		745.4

1 Principal face value in USD at an exchange rate of 4.913 ARS = 1 USD, without considering elimination of balances with subsidiaries.
2 As of December 31, 2012 APSA had repurchased a face value of USD 2.5 million.
3 As of December 31, 2012 APSA had repurchased a face value of ARS 9.0 million.
4 As of December 31, 2012 APSA had repurchased a face value of USD 0.7 million.
5 As of December 31, 2012 APSA had repurchased a face value of ARS 21.0 million.
6 Purchase of farms in Bolivia by Acres del Sud and transaction financing.
7 As of December 31, 2012 APSA had repurchased a face value of USD 3.9 million.
8 As of December 31, 2012 APSA had repurchased a face value of USD 10.0 million.
9 APSA does not include Convertible Notes due 2014. Outstanding principal amount: USD 31.7 million.

12

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Shareholders’ Meeting dated October 31, 2012
On October 31, 2012 our General Ordinary and Extraordinary Shareholders’ Meeting was held, whereby the shareholders resolved to pay ARS 120.0 million as cash dividends, equivalent to ARS 0.2417 per share (ARS 2,417 per ADR). November 27, 2012 was scheduled as record date and November 29, 2012 as ex-date.

IRSA Dividends
On October 31, 2012, IRSA resolved to pay to its shareholders a cash dividend for up to ARS 180 million, equivalent to ARS 0.3111 per share (ARS 3.111 per ADR).

Issue of Series XII and XIII Notes
On February 13, 2013, Cresud started the disclosure period of a new Tranche of Notes, to be tendered on February 19, 2013.

The Tranche will be issued in two series, with the following main features:
►
Series XII will be issued in pesos for a principal amount of up to Ps. 125 million, accruing interest at Badlar rate plus a spread bid by investors. Interest is payable on a quarterly basis and the principal amount is repayable in 3 installments due within 15, 18, and 21 months after the issue date.

►
Series XIII will be issued in dollars (subscribed and repaid in pesos at the applicable exchange rate) for a principal amount of up to PS. 125 million equivalent, accruing interest at a fixed rate. Interest is payable on a quarterly basis and the principal amount is repayable in 2 installments due within 24 and 27 months after the issue date.

The total amount of the tranche may be increased to the total authorized amount of up to Ps. 500 million.

13

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2012

Prospects for the next quarter

The context looks appealing for the agricultural segment in the region. After experiencing a severe drought in 2012 that later extended to the north region of the continent, commodity prices, mainly soybean, evidenced an upward trend, reaching values higher than 500. Moreover, we expect the annual output to be highly satisfactory, reflecting the suitable rainfall levels forecasted. USDA projections for Argentina point to 27 million tons of corn and 53 million tons of soybean during this season, whereas for Brazil, USDA projects 72.5 million tons of corn and 83.5 million tons of soybean during this season. We expect to plant crops in approximately 203,000 hectares in the whole region.
We expect the beef cattle segment to record good output levels, high prices and controlled costs again this year. As concerns the milk business, we will maintain our milk production in our El Tigre state-of-the-art milking facility, where we operate at very high production levels.
As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Salta, Paraguay and Brazil. In our farms located in Salta, we developed 10,007 hectares in 2012 and we expect to develop approximately 7,634 additional hectares during this fiscal year. In Paraguay, we will develop 1,000 hectares and we expect to improve yields even further. In Brazil, we will develop 15,504 hectares. Moreover, we will continue to rotate selectively our regional portfolio as it reaches optimum appreciation levels.  We still see sustained prices in land values accompanying the growth in crop prices.
In Argentina, we will continue with our strategy of supplementing agriculture in own farms with agriculture in leased farms and farms under concession. As regards our feedlot and meat packing business, we will continue operations in the expectation that market conditions will be more favorable and the segment becomes profitable again.
Looking ahead to 2013, prospects for the agricultural business are interesting, and Cresud, with its long track record and expertise in the industry, will have excellent chances to take advantage of the best opportunities available in the market.

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Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

March 12, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets